SGI | The Source of Innovation and Discovery™

sgi®





2004



ANNUAL REPORT AND PROXY STATEMENT



2004



ANNUAL REPORT

AND

PROXY STATEMENT

Silicon Graphics is a leader in high-performance computing, visualization, and storage. SGI's vision is to provide technology that enables the most significant scientific and creative breakthroughs of the 21st century. Whether it's sharing images to aid in brain surgery, finding oil more efficiently, studying global climate, providing technologies for homeland security and defense, or enabling the transition from analog to digital broadcasting, SGI is dedicated to addressing the next class of challenges for scientific, engineering, and creative users.

FELLOW STAKEHOLDERS IN SGI

Hard work and perseverance made SGI an improved company in fiscal 2004. After several years of declining revenue and operating losses, SGI improved operating results by $72 million, lowered expenses, restructured its balance sheet, launched powerful new products and entered fiscal year 2005 in a stronger position. Silicon Graphics has been, and continues to be, a turn-around story. While we can't claim victory yet, we are a healthier, more vibrant and more relevant company than we have been in many years. Our customers are among the leading scientists, engineers, researchers, and creative thinkers in the world and, once again, they are turning to SGI for technology to fuel their innovation capability.

We have adopted three simple strategic principles in moving forward:

- A unique focus on technical computing
- Delivering the highest-performing products in the industry
- Deploying industry-standard components within customized system architectures.

These three principles now drive us in everything we do, from technology development to corporate brand strategy. We believe that profitability and growth will follow.

Turning the Ship

For several years now we have envisioned ourselves as a simple and efficient company focused entirely on scientists, engineers, and creative professionals. It is not our intention to be everything to everybody. We are deep and narrow, rather than wide and shallow. This had been the roots of our earlier success, and the heart of our customer base since the inception of the company in 1982. Long term strategic relationships with industry leading power users are our hallmark.

We have also known that we must provide a compute platform that would not only set us apart in performance from the commodity systems available on the market but, moreover, one that was architected specifically to address the kinds of problems scientists, engineers and creative professionals needed to solve. That is: real-time, big data problems. And to this end, in fiscal year 2004 we spent in excess of 13% of our annual revenues on R&D to achieve such capability. This R&D spend was focused almost entirely at the custom system architecture level, while we leveraged the R&D spend of Intel's Itanium® 2 microprocessor developments, of ATI's FireGL™ graphics chip developments, and of the open source community's Linux® 64-bit operating system developments.

This strategy has culminated in the early success of our Altix® family of servers and supercomputers, the cornerstone of the company turn-around. In fact, SGI's High Performance Systems revenue grew 15% year-on-year in fiscal year 2004, after declining for several years earlier; partly due to the rapid acknowledgement by our software partners of the benefits of Altix. Today, hundreds of application packages are available to run on this Linux and Itanium 2 platform, many of which have achieved record levels of performance as the result of this new and important combination of software and hardware.

During fiscal year 2004, SGI also saw good results from its increased focus on storage solutions, and from helping its customers to manage large amounts of data. Once again, SGI's value proposition here is not in the commodity components such as the disk drives or tape decks, but in the software architecture that allows the connection of massive amounts of storage, as if it were local desktop storage. We also allow users to automatically migrate their data to the most cost-effective storage medium on a network. Such unique capabilities have helped our storage business grow year-on-year in fiscal year 2004, even though we are not yet widely known as a storage vendor. Therefore, several of the investments we will be making in FY05 will be in market awareness programs that raise the visibility of our storage offerings and help prospective customers understand the value that we can provide to their business.

Although in fiscal year 2004 we saw solid growth in our Altix server and SGI® InfiniteStorage product lines, our UNIX® workstation and visualization product lines had disappointing results. This was in part because these product lines are based on SGI proprietary microprocessor and operating system technology and do not yet take advantage of the newer Linux and Itanium 2 capabilities. We believe, however, that the recent introduction by SGI of a new Linux and Itanium 2 based visualization system will create an opportunity for rapidly improving these results, especially at the mid-to-high end of the marketplace. By bringing advanced visualization capabilities into a standards-based architecture, we will address new market opportunities, as well as provide better price-performance for existing customers.

Additionally, to service the low-end of the marketplace, SGI's Visual Area Networking technology is continuing to mature. Visual Area Networking allows customers whose data sets are too large to be generated or too large to reside on a local PC, to be generated and kept on a central supercomputer, and to be interactively accessed visually over standard networks, using video-streaming techniques. We are making such investments to help bring advanced visualization capabilities to a wider number of customers, and to keep Silicon Graphics at the absolute forefront of innovation in visual computing.

Partnering for business success and building a strong ecosystem around SGI products is now the most important part of our on-going strategy to strengthen SGI presence in the marketplace. Throughout fiscal year 2005, SGI will invest in programs to build reseller channels and attract high-quality partners that understand the technical and high-performance systems market. We will also search for partners who wish to OEM or license SGI technologies and products under their own private labels and deliver them into the markets where SGI is not focused, such as the business applications market.

Finally, despite some bumps along the road, this is a time of renewal and revitalization at SGI. Our plans are centered on sound strategic principles, and our product lines have never been stronger. Our employees are passionate and motivated, and our customers are creating positive change for the world based on SGI technology. We're at the core of NASA's new mission to Mars, and improving the nation's accuracy of hurricane forecasting. We are helping designers make automobiles safer, and helping geophysicists find new sources of energy. And yes, we're still the technology behind much of what you see in Hollywood movies or on television. We supply the technology behind discovering how the brain works, predicting earthquakes, peering inside a 3,000 year-old mummy or even designing things that may seem simple, but are actually quite complex, like having coffee stay fresh on the supermarket shelf. From the grandest problems of cosmology to the smallest nano-scale models of protein behavior, the challenges we face in the 21st century will only be met by having scientists, engineers, and creative professionals work with the most powerful computing, data management and visualization tools available. That's our mission in a nutshell, and we thank you for continuing to support this vision and our company.

Robert Bishop
Chairman and Chief Executive Officer

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS AND PROXY STATEMENT



SILICON GRAPHICS | The Source of Innovation and Discovery℠



October 25, 2004

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of Silicon Graphics, Inc. to be held on December 8, 2004 at 3:00 p.m. at the Crowne Plaza Hotel, 4290 El Camino Real, Palo Alto, California.

The Notice of Annual Meeting and Proxy Statement that accompany this letter provide an outline of the business to be conducted at the meeting. In addition to the matters to be voted on, there will be a report on the progress of the Company and an opportunity for stockholders to ask questions.

We hope you will be able to join us. To ensure your representation at the meeting, we urge you to vote your shares as soon as possible. The proxy card includes instructions on how to vote on the Internet, by telephone or by returning your proxy card. Your vote is very important.

We encourage you to receive future annual reports and proxy statements from SGI electronically. This will help us save costs in producing and distributing these materials. If you wish to receive our annual report and proxy statement electronically next year, please follow the instructions on the enclosed proxy card.

Sincerely,

ROBERT R. BISHOP
Chairman and Chief Executive Officer
Silicon Graphics, Inc.

SILICON GRAPHICS, INC.
ANNUAL MEETING OF STOCKHOLDERS

December 8, 2004 at 3:00 p.m.

CROWNE PLAZA HOTEL
4290 EL CAMINO REAL
PALO ALTO, CA 94306

DRIVING DIRECTIONS

From the San Francisco International Airport:

Take Highway 101 South toward San Jose. Exit on San Antonio Road going South. Follow San Antonio Road to El Camino Real. Turn right on El Camino Real. The Crowne Plaza Hotel will be approximately .2 miles on the left side of road.

From the San Jose Airport:

Take Highway 101 North toward San Francisco. Exit on San Antonio Road and turn left on the overpass. Follow San Antonio Road to El Camino Real. Turn right on El Camino Real. The Crowne Plaza Hotel will be approximately .2 miles on the left side of road.

From the San Francisco Area:

Take Highway 280 south toward San Jose. Exit at Page Mill Road and turn left. Follow Page Mill Road to El Camino Real. Turn right on El Camino Real. The Crowne Plaza Hotel will be approximately 1.7 miles on the right side of road.

SILICON GRAPHICS, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

December 8, 2004

The Annual Meeting of Stockholders of Silicon Graphics, Inc. will be held on Wednesday, December 8, 2004 at 3:00 p.m., local time, at the Crowne Plaza Hotel, 4290 El Camino Real, Palo Alto, California, for the following purposes:

1. To elect two Class III directors of the Company to serve for three-year terms.
2. To ratify the appointment of Ernst & Young LLP, an independent registered public accounting firm, as independent auditors of the Company for the fiscal year ending June 24, 2005.
3. To consider any other business that may properly come before the annual meeting or any adjournment or postponement of the annual meeting.

The Proxy Statement accompanying this Notice describes these matters more fully.

The close of business on October 11, 2004 is the record date for notice and voting. Only stockholders of record at the close of business on that date may vote at the annual meeting or any adjournment thereof.

We invite all stockholders to attend the meeting in person. Even if you plan to attend, please vote your shares as soon as possible. You may vote by telephone, on the Internet or by signing and returning the proxy card in the enclosed envelope.

Sincerely,

Sandra M. Escher

Sandra M. Escher
Senior Vice President, General Counsel and Secretary

Mountain View, California
October 25, 2004

SILICON GRAPHICS, INC.

2004 ANNUAL MEETING OF STOCKHOLDERS
NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

INDEX

SILICON GRAPHICS, INC.

PROXY STATEMENT

INFORMATION CONCERNING SOLICITATION AND VOTING

Your vote is very important. For this reason, our Board of Directors (the "Board") is requesting that you permit your shares of common stock to be represented at our 2004 Annual Meeting of Stockholders by the proxies named on the enclosed proxy card. This proxy statement contains important information for you to consider in deciding how to vote on the matters brought before the meeting.

General Information

Silicon Graphics, Inc., referred to in these proxy materials as SGI or the Company, is soliciting the enclosed proxy for use at the Annual Meeting of Stockholders to be held on December 8, 2004 at 3:00 p.m., local time, or at any adjournment thereof, for the purposes set forth in this proxy statement and in the accompanying Notice of Annual Meeting of Stockholders. The Annual Meeting will be held at the Crowne Plaza Hotel, 4290 El Camino Real, Palo Alto, California. The Company's principal offices are located at 1500 Crittenden Lane, Mountain View, California 94043-1351, and its telephone number at that location is 650-960-1980.

These proxy solicitation materials will be mailed on or about October 25, 2004 to all stockholders entitled to vote at the meeting.

Who May Vote at the Annual Meeting

You may vote your stock if our records show that you owned your shares on the record date, which is October 11, 2004. As of the record date, there were issued and outstanding 262,428,515 shares of the Company's common stock, $0.001 par value.

The Company's Certificate of Incorporation provides for cumulative voting for the election of directors. Stockholders may allocate among one or more candidates the number of votes equal to the number of directors to be elected multiplied by the number of shares or equivalent shares of common stock held. However, no stockholder may cumulate votes unless prior to the voting the candidate's name has been placed in nomination in a timely manner in accordance with the Company's bylaws and a stockholder has given notice prior to the meeting of the intention to cumulate votes.

On all other matters, each share of common stock has one vote.

Principal Share Ownership

As of October 11, 2004, the following persons were known by the Company to be the beneficial owners of more than 5% of any class of the Company's voting securities.

This information is based on periodic SEC filings by stockholders and may not reflect current ownership.

	Class of Securities	Number of Shares Beneficially Owned(1)	Percent of Class
Amaranth LLC(2) One American Lane Greenwich, CT 06831	Common Stock	13,331,650	5.08%
Aristeia Capital, LLC(3) 381 Fifth Avenue, 6th Floor New York, NY 10016	Common Stock	20,348,000	7.20%
Highfields Capital Management(4) 200 Clarendon Street, 51st Floor Boston, MA 02116	Common Stock	21,565,720	7.76%
Morgan Stanley(5) 1585 Broadway New York, NY 10036	Common Stock	16,549,997	6.31%
Michael A. Roth & Brian J. Stark(6) 3600 South Lake Drive St. Francis, WI 53235	Common Stock	16,710,047	6.37%

(1) To the Company's knowledge, the persons named in the table have sole voting and investment power with respect to the shares of the Company's common stock beneficially owned except as otherwise indicated. Calculated based on 262,428,515 shares of the Company's common stock outstanding on October 11, 2004, adjusted as required by SEC rules. With regard to holders of the Company's 6.50% Senior Secured Convertible Notes due 2009, the SEC rules treat as outstanding all shares of common stock that such holder would receive upon conversion of the Notes for the purpose of computing the number of shares beneficially owned and percentage ownership of that holder; however, the SEC rules do not treat as outstanding any other portion of the 151,262,400 shares of common stock issuable upon conversion of the Notes as of October 11, 2004.

(2) As reported on a Schedule 13G filed March 15, 2004. Amaranth LLC and various entities and individuals affiliated with it share voting and investment discretion with respect to the reported securities.

(3) As reported on a Schedule 13G filed March 26, 2004 and a Schedule 13F filed February 17, 2004. Assumes conversion of $25,435,000 principal amount of the Company's 6.50% Senior Secured Convertible Notes due 2009 which are convertible into an aggregate of 20,348,000 shares of the Company's common stock.

(4) As reported on a Schedule 13G/A and a Schedule 13F filed February 17, 2004, these shares are beneficially owned by various entities and individuals affiliated with Highfields Capital Management. Highfields Capital and entities and individuals affiliated with it share voting and investment discretion with respect to the reported securities. Assumes conversion of $19,225,000 principal amount of the Company's 6.50% Senior Secured Convertible Notes due 2009 which are convertible into an aggregate of 15,380,000 shares of the Company's common stock.

(5) As reported on a Schedule 13G filed February 17, 2004. Morgan Stanley and various entities affiliated with it share voting and investment discretion with respect to the reported securities.

(6) As reported on a Schedule 13G filed March 1, 2004. Mr. Roth and Mr. Stark and various entities affiliated with them share voting and investment discretion with respect to the reported securities. Mr. Roth and Mr. Stark disclaim beneficial ownership of the reported securities.

Cost of This Proxy Solicitation

The Company will pay the cost of soliciting proxies. The Company will pay Georgeson Shareholder Communications Inc., a proxy solicitation firm, a fee expected not to exceed $9,000 for its services in the solicitation of proxies and will reimburse the firm for certain out-of-pocket expenses. The Company may also reimburse intermediaries for their expenses in forwarding solicitation materials to beneficial owners. The Company's directors, officers and employees may also solicit proxies, without additional compensation.

Householding

The SEC has adopted rules that permit companies and intermediaries, such as brokers, to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are SGI stockholders will be "householding" the Company's proxy materials. A single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement and annual report, you may (1) notify your broker, (2) direct your written request to Investor Relations, Silicon Graphics, Inc., 1500 Crittenden Lane, Mountain View, California 94043, or (3) call the Company's Investor Relations department at (650) 933-6102. The Company will promptly deliver, upon request to the address or telephone number listed above, a separate copy of the annual report and proxy statement to a stockholder at a shared address to which a single copy of the documents was delivered. Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request householding of their communications should contact their broker.

Voting Your Proxy

Whether you hold shares in your name or through a broker, bank or other nominee, you may vote without attending the meeting. You may vote by granting a proxy or, for shares held through a broker, bank or other nominee, by submitting voting instructions to that nominee. For shares held through a broker, bank or other nominee, follow the instructions on the voting instruction card included with your voting materials. If you provide specific voting instructions, your shares will be voted as you have instructed and as the proxy holders may determine within their discretion with respect to any other matters that properly come before the meeting.

If you hold shares in your name, and you sign and return a proxy card without giving specific voting instructions, your shares will be voted as recommended by our Board on all matters and as the proxy holders may determine in their discretion with respect to any other matters that properly come before the meeting. If you hold your shares through a broker, bank or other nominee and you do not provide instructions on how to vote, your broker or other nominee may have authority to vote your shares on certain matters. New York Stock Exchange ("NYSE") regulations prohibit brokers or other nominees that are NYSE member organizations from voting in favor of proposals relating to non-routine matters, such as equity compensation plans and certain other matters, unless they receive specific instructions from the beneficial owner of the shares to vote in that manner. NASD member brokers are also prohibited from voting on these types of proposals without specific instructions from beneficial holders. In the absence of controlling precedent to the contrary, the Company intends not to consider broker non-votes (that is, shares held by brokers or nominees who indicate on their proxies that they do not have discretionary authority to vote those shares as to a particular matter) in determining whether the requisite majority of votes cast has been obtained with respect to a particular matter.

Votes Needed to Hold the Meeting

The quorum requirement for the transaction of business at the Annual Meeting is that holders of a majority of the shares of common stock entitled to vote must be present in person or by proxy. Both abstentions and broker non-votes will count for purposes of establishing a quorum.

Internet or Telephone Voting

For Shares Directly Registered in the Name of the Stockholder. Stockholders with shares registered directly with Equiserve, the Company's transfer agent, may vote by telephone by calling 877-779-8683 or may vote on the Internet at the following address on the World Wide Web: http://www.eproxyvote.com/sgi.

For Shares Registered in the Name of a Brokerage Firm or Bank. A number of brokerage firms and banks are participating in a program for shares held in "street name" that offers telephone and Internet voting options. This program is different from the program provided by Equiserve for shares registered in the name of the stockholder. If your shares are held in an account at a brokerage firm or bank participating in this program, you may vote those shares by calling the telephone number referenced on your voting form. If your shares are held in an account at a brokerage firm or bank participating in the street name program, you already have been offered the opportunity to elect to vote using the Internet. Votes submitted via the Internet through the street name program must be received by twelve noon (Eastern Time) on December 7, 2004. Giving a proxy in this manner will not affect your right to vote in person should you decide to attend the Annual Meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain a proxy issued in your name from the record holder.

The telephone and Internet voting procedures are designed to authenticate stockholders' identities, to allow stockholders to give their voting instructions and to confirm that stockholders' instructions have been recorded properly. The Company has been advised by counsel that the telephone and Internet voting procedures that have been made available through Equiserve and the street name program are consistent with the requirements of applicable law. Stockholders voting via the Internet through either of these programs should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, that must be borne by the stockholder.

Changing Your Vote

Any proxy given in response to this solicitation may be revoked by the person giving it at any time before its use by delivering to the Secretary of the Company at its principal offices a written notice of revocation or a duly executed proxy bearing a later date, or by attending the meeting and voting in person.

Deadline for Receipt of Stockholder Proposals for 2005 Annual Meeting

Proposals of stockholders intended to be presented at the Company's 2005 Annual Meeting must be received by the Company no later than June 27, 2005 in order to be included in the proxy materials for that meeting.

PROPOSAL 1
ELECTION OF DIRECTORS

We have seven directors serving on our Board, divided into three classes serving staggered terms. Robert R. Bishop and Dr. Robert M. White, who currently serve as members of the Board, are nominated for re-election to a three-year term expiring at the 2007 Annual Meeting. The Board has nominated these individuals for election to the Board at the recommendation of the Corporate Governance and Nominating Committee, which consists solely of independent directors as defined by the rules of the New York Stock Exchange. The current Class I directors' terms expire at the 2005 Annual Meeting, and the current Class II directors' terms expire at the 2006 Annual Meeting.

Directors and Nominees for Director

Unless otherwise instructed, the proxy holders will vote for the nominees named below. In the unexpected event that any nominee becomes unavailable or declines to serve, the proxy holders will vote the proxies in their discretion for any nominee designated by the Board to fill the vacancy. If additional persons are nominated, the proxy holders intend to cumulate their votes if necessary to elect the nominees listed below, and, in that event, the specific nominees to be voted for will be determined by the proxy holders.

Name	Class	Age	Principal Occupation	Director Since
Nominees for Director				
Robert R. Bishop	III	62	Chairman and Chief Executive Officer, Silicon Graphics, Inc.	1993
Robert M. White, Ph.D.	III	66	University Professor Emeritus at Carnegie Mellon University and Consulting Professor at Stanford University	2002
Continuing Directors				
Lewis S. Edelheit, Ph.D.	I	62	Former Senior Vice President, Corporate Research & Development, General Electric Company	2002
James A. McDivitt	II	75	Former Senior Vice President, Government Operations and International, Rockwell International Corporation	1987
Arthur L. Money	II	64	Former Assistant Secretary of Defense for Command, Control, Communications and Intelligence and Chief Information Officer, U.S. Department of Defense	2001
Anthony R. Muller	II	61	Former Executive Vice President and Chief Financial Officer of JDS Uniphase Corporation	2003
Charles A. Steinberg	I	70	Former President, Broadcast and Professional Company of Sony Electronics Inc.	2002

Except as indicated below, each nominee or incumbent director has been engaged in the principal occupation set forth above during the past five years. There are no family relationships among directors or executive officers of the Company.

Mr. McDivitt was Senior Vice President, Government Operations and International, of Rockwell International Corporation until his retirement in March 1995. He currently serves as the Lead Director for the Company's Board.

Mr. Money served as the Assistant Secretary of Defense for Command, Control, Communication and Intelligence (C3I) from October 1999 to April 2001. Prior to his Senate confirmation in that role, he was the Senior Civilian Official, Office of the ASD (C31) from February 1998. Mr. Money also served as the Chief Information Officer for the Department of Defense from 1998 to 2001. From 1996 to 1998, he served as Assistant Secretary of the Air Force for Research, Development and Acquisition, and as CIO for the Air Force. Prior to his government service, Mr. Money held senior management positions with ESL Inc., a subsidiary of TRW, and the TRW Avionics and Surveillance Group, including the position of President of ESL between January 1990 and January 1996. He is also a director of CACI International, Terremark Worldwide, Inc., Essex Corporation, Intelli-Check, Intevac Corporation and Safenet Inc.

Mr. Muller served as Executive Vice President and Chief Financial Officer of JDS Uniphase Corporation, a manufacturer of optical products for communications and industrial, commercial and consumer applications from May 2000 until his retirement in February 2003. Before that, he served as Senior Vice President and Chief Financial Officer of JDS Uniphase Corporation from January 1998 to May 2000. He served as a member of the board of directors of Uniphase Corporation from 1984 to 1998. Mr. Muller also serves as a member of the board of directors of WebEx Communications.

Mr. Bishop was appointed the Chairman of the Board and Chief Executive Officer of Silicon Graphics, Inc. in the fall of 1999. From 1996 to 1999, he was the non-executive Chairman of the Board of Silicon Graphics World Trade Corporation, and from 1986 to 1995 he was the President of Silicon Graphics World Trade Corporation.

Dr. Edelheit served as Senior Vice President of General Electric's corporate research and development and in similar capacities from 1992 until his retirement in December 2001. He began his career at General Electric in 1969, where he helped pioneer major advances in computed tomography. Between 1986 and 1991, he left General Electric to become President and CEO of Quantum Medical Systems and remained its President after it was acquired by Siemens Corporation. He is a member of the National Academy of Engineering and the Industrial Research Institute, and a Fellow of the American Physical Society. He is also a director of Sonic Innovations, Inc. and Chairman of the Laboratory Advisory Committee of the Pacific Northwest National Laboratory, a non-public research laboratory.

Mr. Steinberg served as President of the Broadcast and Professional Company of Sony Electronics Inc. from March 1988 to June 1999. During that time period, he also served as Chairman and CEO of two Sony subsidiaries, Sony Trans Com Inc. and Sony Cinema Products Corporation. He currently is an executive advisor to Sony's Strategic Technical Partnerships Group and a consultant and advisory board member to other electronics companies and a venture capital company.

Dr. White currently serves as University Professor Emeritus of Electrical and Computer Engineering (ECE) at Carnegie Mellon University and Consulting Professor of Materials Science and Engineering at Stanford University. He joined Carnegie Mellon University in 1993 as head of ECE and subsequently served as director of the Data Storage Systems Center. Prior to that, he served as the first Undersecretary of Commerce for Technology under President George H. Bush and held senior management positions at Control Data Corporation and Xerox's Palo Alto Research Center. He is also a director of STMicroelectronics N.V., and ENSCO, Inc., a private company, and a member of the National Academy of Engineering.

Corporate Governance

Corporate Governance Guidelines

The Board has adopted corporate governance guidelines. These guidelines govern, among other things, Board member qualifications, responsibilities, compensation, education, management succession, committee composition and charters, as well as Board self-evaluation. The corporate governance guidelines are available on the Company's website at *http://www.sgi.com/company_info* under the heading "Corporate Governance".

Lead Director

As provided in the corporate governance guidelines, the non-management members of the Board periodically designate a Lead Director. James A. McDivitt currently serves as the Lead Director. In this role, his duties include serving as chairman of the non-management directors' executive sessions, providing advice to the Chairman of the Board in planning meetings, and such other duties as the Board may delegate to assist in meeting its responsibilities.

About the Board and its Committees

The Board and its committees meet throughout the year on a regular schedule, and hold special meetings or act by written consent as needed. During fiscal 2004, the Board held twenty-three meetings, either in person or by telephone. Each regularly scheduled meeting of the Board includes a separate executive session for the non-management members of the Board.

The Company's corporate governance guidelines require that at least a majority of the Board be "independent" within the meaning of the corporate governance listing standards of the New York Stock Exchange. The Board has determined that, except for Robert R. Bishop, the Company's Chairman and Chief Executive Officer, none of its directors has a material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and each of them is independent within the meaning of the Company's director independence standards, which reflect the director independence standards of the New York Stock Exchange. The Board of Directors periodically reviews its standing committees, the committee charters, and the appointment of directors to serve on standing committees. The Company currently has three standing committees: the Audit Committee, the Compensation and Human Resources Committee and the Corporate Governance and Nominating Committee. The Board has determined that all members of these committees are independent directors within the meaning of the requirements of the New York Stock Exchange, the Sarbanes-Oxley Act of 2002 and related SEC rules. Each of the Company's standing committees operates under a written charter adopted by the Board and each committee's charter is available on the Company's website at *http://www.sgi.com/company_info* under the heading "Corporate Governance". The charter of the Audit Committee is also attached as Annex A to these proxy materials.

Audit Committee. The members of the committee are Anthony R. Muller (chair), James A. McDivitt, and Charles A. Steinberg. The committee held nine meetings during fiscal 2004, either in person or by telephone. The Board has determined that Anthony R. Muller qualifies as an "audit committee financial expert" as that term is defined in the SEC regulations. Among other matters, the committee:

- Hires and replaces the independent auditors as appropriate;
- Evaluates the performance and independence of the independent auditors and pre-approves any audit and non-audit services provided by the independent auditors and approves fees related to such services;

- Reviews and discusses with management, the internal auditors and the independent auditors the Company's financial statements and accounting principles; and
- Oversees the internal auditing functions and controls.

Compensation and Human Resources Committee. The members of the committee are Charles A. Steinberg (chair), Lewis S. Edelheit and Anthony R. Muller. The committee held five meetings during fiscal 2004, either in person or by telephone. Among other matters, the committee:

- Reviews and approves the Company's compensation and benefits policies, including equity compensation plans;
- Reviews management performance and the Company's succession planning; and
- Reviews and approves executive compensation policies, including compensation of the chief executive officer.

Corporate Governance and Nominating Committee. The members of the committee are James A. McDivitt (chair), Lewis S. Edelheit and Robert M. White. The Corporate Governance and Nominating Committee held four meetings in fiscal 2004. Among other matters, the committee:

- Identifies individuals qualified to become Board members and recommends directors for appointment to Board committees;
- Makes recommendations to the Board as to determinations of director independence;
- Evaluates Board performance and oversees and sets compensation for the Company's directors; and
- Oversees corporate governance and compliance policies and procedures.

The Corporate Governance and Nominating Committee identifies, investigates and recommends prospective directors to the Board with the goal of creating a balance of knowledge, experience and capability. Candidates for director nominees are reviewed in the context of the current composition of the Board, the operating requirements of the Company and the long-term interests of stockholders. In conducting this assessment, the committee considers issues of judgment, diversity, age, skills, background, experience and such other factors as it deems appropriate given the current needs of the Board and the Company.

Candidates for director suggested by stockholders will be considered by the Corporate Governance and Nominating Committee. The committee screens all potential candidates in the same manner regardless of the source of the recommendation. Such suggestions should include the candidate's name and qualifications and may be submitted in writing to the Corporate Secretary, Silicon Graphics, Inc., 1500 Crittenden Lane, Mail Stop 554, Mountain View, CA 94043-1351. In addition, nominations for director may be made by a stockholder entitled to vote who complies with the advance notice provision in our By-Laws, which are available on the Company's website at *http://www.sgi.com/company_info* under the heading "Corporate Governance". For the Company's 2005 annual meeting of stockholders, we must receive this notice between August 10, 2005 and September 9, 2005.

Each director attended at least 75% of the aggregate number of meetings of the Board and committees on which such director served during fiscal 2004. Local members of the Board are encouraged to attend annual meetings of the Company's stockholders and directors from outside California are encouraged to listen to the webcast of the meetings. Four directors attended the 2003 Annual Meeting of Stockholders in person.

Contacting the Board of Directors

The Board, including a majority of the company's independent directors, has adopted a formal process by which stockholders may communicate with the Board. Stockholders may communicate with the Board at any time by writing to the Company's Corporate Secretary at 1500 Crittenden Lane, Mail Stop 554, Mountain View, CA 94043 or by sending an email to the Board at *boardcommunication@sgi.com*. All concerns will be received and processed by the Corporate Secretary as further described on the Company's website at *http://www.sgi.com/company_info/corporate_governance/contact_board.html*. Concerns relating to SGI accounting, internal accounting controls or auditing matters will be referred to the Audit Committee. Other concerns will be referred to the independent Lead Director of the Board.

Code of Business Conduct and Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to all officers, directors and employees. The Code of Business Conduct and Ethics encompasses the Company's "code of ethics" applicable to its Chief Executive Officer, principal financial officer, and principal accounting officer and controller. The Code of Business Conduct and Ethics is available on the Company's website at *http://www.sgi.com/company_info* under the heading "Corporate Governance". The Company intends to make any required disclosures regarding amendments to or waivers granted to any of its directors or executive officers under the Code of Business Conduct and Ethics on the Company's website.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation and Human Resources Committee during fiscal 2004 were Dr. Edelheit, Mr. Muller, and Mr. Steinberg, all of whom are non-employee directors. No interlocking relationship exists between the Company's Board or Compensation and Human Resources Committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.

Director Compensation

Employee directors are not compensated for their service on the Board.

Each non-employee director receives a fee of $6,000 per quarter and $2,000 for each Board and committee meeting attended. The chair of each committee receives an additional $1,000 for each committee meeting attended. The Lead Director receives an additional fee of $3,000 per quarter.

Mr. Money received $3,200 in fiscal 2004 in compensation for consulting with the Company and its federal government sales subsidiary. Mr. Money, Mr. McDivitt and Dr. White also serve on the board of the Company's federal government sales subsidiary and receive fees of $2,000 per meeting attended, except that Mr. Money receives an additional $1,000 per meeting attended as chairman of the subsidiary's board.

Each non-employee director is granted an option to purchase 50,000 shares of common stock on the date on which he or she first becomes a director. These options become exercisable in installments on the first two anniversary dates following the date of grant, subject to accelerated vesting on a change in control. At the time of the regularly scheduled October meeting of the Board (or if the Board does not meet in October, at the next regularly scheduled meeting), each non-employee director who has served on the Board for at least six months also receives an option to purchase 20,000 shares of common stock which is fully exercisable on the date of grant. The exercise price of the initial option grants and the annual option grants to directors is the fair market value at the time of grant. Options granted to non-employee directors expire after ten years, and can only be exercised while the optionee is a director, or within three months after service as a director terminates or within one year after a director's service terminates due to death, disability or retirement from the Board with more than five years of service at age 65 or above.

Under the Silicon Graphics Non-Qualified Deferred Compensation Plan, which was closed to both new participants and contributions in October 2004, non-employee directors were entitled to elect in advance to defer all or a portion of their cash compensation. None of the Company's current directors participated in the plan.

Vote Required

Directors must be elected by a plurality of the votes cast at the Annual Meeting. This means that the two nominees receiving the highest number of votes will be elected. Abstentions will have no effect on the election of directors. If you hold your shares through a broker, bank or other nominee and you do not instruct them how to vote on this proposal, your broker may have authority to vote your shares. You may give each nominee one vote for each share you hold; or you may cumulate your votes by giving one candidate a number of votes equal to the number of directors to be elected which is two, multiplied by the number of shares or equivalent shares you hold; or you may distribute your votes among as many candidates as you wish. However, you may not cast votes for more than two nominees. No stockholder may cumulate votes unless prior to the voting the candidate's name has been placed in nomination in a timely manner in accordance with the Company's bylaws and a stockholder has given notice prior to the meeting of the intention to cumulate votes.

Recommendation

The Board recommends that you vote "FOR" each of the nominees to the Board set forth in this Proposal 1.

PROPOSAL 2
RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Audit Committee has appointed Ernst & Young LLP ("E&Y"), independent registered public accounting firm, to audit the consolidated financial statements of the Company for the fiscal year ending June 24, 2005. We are asking the stockholders to ratify this appointment. In the event of a majority vote against ratification, the Audit Committee may reconsider its selection, and in any event is entitled to change auditors at a later date. E&Y has audited the Company's financial statements since the Company was formed in fiscal 1982. Representatives of E&Y are expected to be present at the meeting with the opportunity to make a statement, and to be available to respond to appropriate questions.

Fees Paid to the Independent Auditors

During fiscal 2004 and 2003, the aggregate fees billed by E&Y for professional services were as follows:

	Fiscal Year Ended	
	June 25, 2004	June 27, 2003
Audit Fees:(1)	$4,174,995	$3,723,619
Audit-Related Fees:(2)	308,784	30,688
Tax Fees:(3)	536,015	652,602
All Other Fees:(4)	21,000	47,637
Total	$5,040,794	$4,454,546

(1) Represents fees for professional services rendered in connection with the audit of the annual financial statements and for the review of the quarterly financial statements, advice on accounting matters that arose during the audit, services associated with SEC registration statements and audit services provided in connection with other statutory or regulatory filings.

(2) Represents assistance and advisory services surrounding the documentation of internal control policies and procedures over financial reporting in connection with Section 404 of the Sarbanes Oxley Act of 2002. In February 2004, the SEC announced a delay in the effectiveness of Section 404 that makes it effective for our fiscal year ending June 24, 2005.

(3) Represents fees for international and U.S. tax planning and compliance services as well as consultation and assistance surrounding matters with various income and sales tax authorities.

(4) Represents fees for services provided in connection with other miscellaneous items not otherwise included in the categories above.

The Audit Committee has determined that the provision by E&Y of non-audit services is compatible with maintaining the independence of E&Y. In accordance with its charter, the Audit Committee approves in advance all audit and non-audit services to be provided by E&Y. In certain cases, the Audit Committee may delegate authority to pre-approve non-audit services on a preliminary basis to one or more members of the Audit Committee, provided that such pre-approvals are communicated to the full Committee at its next meeting. During fiscal 2004, all services were pre-approved by the Audit Committee in accordance with this policy.

E&Y has recently notified the Securities and Exchange Commission, the Public Company Accounting Oversight Board and the Audit Committee that certain non-audit work performed by certain affiliates of E&Y in China ("EY China") has raised questions regarding E&Y's independence with respect to its performance of audit services.

With respect to the Company, during the period of fiscal 1997 through fiscal 2002, EY China performed certain tax services for a subsidiary of the Company in China and its representative office. EY China made payment of the relevant taxes on behalf of the Company and such payment involved the handling of Company tax-related funds. These payment services were discontinued by June 2002. Total fees paid by the Company to EY China for the payment services in fiscal 2002 and 2001 were approximately $6,000. Amounts paid by the Company for such services prior to fiscal 2001 were also de minimis.

The Company's Audit Committee and E&Y have discussed E&Y's independence with respect to the company in light of the foregoing facts. E&Y has informed the Company that it has concluded that such services have not impaired E&Y's independence with respect to the Company. The Company and E&Y continue to evaluate and review processes relevant to the maintenance of E&Y's independence.

Recommendation

The Board recommends voting "FOR" the ratification of the appointment of Ernst & Young LLP, an independent registered public accounting firm, as the Company's independent auditors for fiscal 2005.

OTHER INFORMATION

Security Ownership of Management

The following table sets forth the beneficial ownership of SGI's common stock as of October 11, 2004 by each director or nominee director, by each of the current executive officers named in the table under "Executive Officer Compensation" below, and by all such persons and all current executive officers as a group:

Name	Number of Shares Beneficially Owned(1)	Percent of Common Stock
Robert R. Bishop	6,991,044	2.64%
Lewis S. Edelheit	70,000	*
James A. McDivitt	255,004	*
Arthur L. Money	91,000	*
Anthony R. Muller	50,000	*
Charles A. Steinberg	100,000	*
Robert M. White	70,000	*
Warren Pratt	1,046,650	*
Anthony K. Robbins	1,118,145	*
Stephen W. Coggins	238,777	*
Jeffrey V. Zellmer	473,323	*
All executive officers and directors as a group (16 persons)	12,546,860	4.64%

* Less than 1%.

(1) Calculated based on 262,428,515 shares of the Company's common stock outstanding on October 11, 2004, adjusted as required by SEC rules. Unless otherwise indicated, the persons named have sole voting and investment power over the shares shown as being beneficially owned by them, subject to community property laws, where applicable. The table includes the following shares issuable on exercise of options that were exercisable on October 11, 2004, or within 60 days thereafter: Mr. Bishop, 2,720,000 shares; Dr. Edelheit, 70,000 shares; Mr. McDivitt, 90,000 shares; Mr. Money, 90,000 shares; Mr. Muller, 45,000 shares; Mr. Steinberg, 90,000 shares; Dr. White, 70,000 shares; Dr. Pratt, 1,109,010 shares; Mr. Robbins, 1,081,117 shares; Mr. Coggins, 224,800; Mr. Zellmer, 453,567 shares; and all directors and executive officers as a group, 7,950,594 shares.

REPORT OF THE COMPENSATION AND HUMAN RESOURCES COMMITTEE OF THE BOARD OF DIRECTORS

The following Report of the Compensation and Human Resources Committee of the Board shall not be deemed to be "soliciting material" or to be "filed" with the SEC nor shall this information be incorporated by reference into any future filing under the Securities Act of 1933 (the "Securities Act") or the Securities Exchange Act of 1934 (the "Exchange Act"), each as amended, except to the extent that SGI specifically incorporates it by reference into such filing.

The Compensation and Human Resources Committee of the Board of Directors reviews and approves executive compensation policies, including compensation of the Chief Executive Officer. The Committee administers SGI's stock incentive plans, approves stock option grants for employees, and reviews management performance and the Company's succession planning. The Committee is currently composed of three independent directors, as defined by the listing standards of the New York Stock Exchange.

Compensation Philosophy

SGI operates in the highly competitive and rapidly changing high technology industry. The Committee seeks to establish compensation policies that allow SGI flexibility to respond to changes in its business environment. The goals of SGI's compensation program are to align compensation with SGI's overall business objectives and performance, to foster teamwork and to enable SGI to attract, retain and reward employees who contribute to its long-term success.

Executive Compensation Components

Compensation for SGI's executive officers generally consists of base salary and annual incentive plans, combined with stock option awards. The Committee assesses the past performance and anticipated future contribution of each executive officer in establishing the total amount and mix of each element of compensation.

Salary. The salaries of the executive officers, including the Chief Executive Officer, are determined by the Committee with reference to several surveys of salaries paid to executives with similar responsibilities at comparable companies, primarily in the high technology industry. The peer group for each executive officer is composed of executives whose responsibilities are similar in scope and content. SGI seeks to set executive compensation levels that are competitive with the average levels of peer group compensation. During fiscal 2004, there were no salary increases for executive officers.

Annual Incentive Compensation. The Committee annually reviews and approves an executive incentive program to tie incentive payments to executive officers to certain Company financial goals. During fiscal 2004, all executive officers were eligible for target bonuses based on a percentage of their base salary, depending on their positions. The bonus, if awarded, is computed as a percentage of that target based on SGI's performance in achieving specified objectives, as determined by the Committee. For fiscal 2004, these objectives included the achievement by SGI of certain revenue and operating profit goals. Although no payments were made for fiscal 2004 under this program, the Board authorized discretionary bonuses for certain executive officers to reflect the Board and the CEO's assessment of their individual contributions to the significant improvement in the Company's financial position during the fiscal year. These bonuses ranged from 3-20% of the executive officer's salary and 10-25% of the targets established under the incentive plan for each executive officer.

Variable Compensation. The Committee also annually reviews and approves a variable compensation plan for certain executive officers in the Company's sales, service and product groups.

During fiscal 2004, these executive officers were eligible for target bonuses based on a percentage of their base salary. The bonus, if awarded, is computed as a percentage of that target based on the achievement of revenue and margin goals in the executive officer's specific area of responsibility.

Deferred Compensation Plan. The Non-Qualified Deferred Compensation Plan, which was closed to both new participants and contributions in October 2004, is a voluntary, non-tax qualified plan available to certain members of management and non-employee directors. Participants in the plan were entitled to elect in advance to defer all or a portion of their cash compensation. The Company has not made any matching contributions to this plan.

Stock Options and Restricted Stock Awards. Stock options and restricted stock awards are designed to align the interests of executives with the long-term interests of the stockholders. The Committee approves option grants subject to vesting periods to retain executives and encourage sustained contributions. The exercise price of most options is the market price on the date of grant. Restricted stock awards are also subject to vesting, based generally on the passage of time. No restricted stock awards were granted to executive officers in fiscal 2004.

Compensation of the Chief Executive Officer. Robert R. Bishop joined the Company in the fall of 1999 as Chairman and Chief Executive Officer at an initial annual base salary of $800,000. Over the five years he has been in this role, his salary has remained unchanged. The Committee conducts a quarterly review and measurement of Mr. Bishop's performance against objectives set by the Committee. The Committee set Mr. Bishop's target for participation in the fiscal 2004 executive incentive program at 100% of his base salary, reduced from the fiscal 2003 target of 185% of his base salary. Although no payments were made under this program for fiscal 2004, the Board approved a discretionary bonus for Mr. Bishop of $160,000 for fiscal 2004, an amount equal to 20% of his established target, based on the achievement of both a significant improvement in the Company's financial position and of certain operational and strategic objectives set by the Board for the fiscal year. In fiscal 2004, Mr. Bishop, who owns approximately 2% of the Company's outstanding common stock, was also granted an option to purchase 500,000 shares of the Company's common stock at the market price on the date of grant, vesting over 50 months. Mr. Bishop deferred all of his cash compensation from the time he was appointed as CEO in fiscal 2000 through September 2003. In October 2004, the deferred compensation plan was closed to both new participants and contributions.

Section 162(m)

SGI is subject to Section 162(m) of the U.S. Internal Revenue Code, which limits the deductibility of certain compensation payments to its executive officers. SGI does not have a policy requiring the Committee to qualify all compensation for deductibility under this provision. The Committee's current view is that any non-deductible amounts will be immaterial to SGI's financial or tax position, and that SGI derives substantial benefits from the flexibility provided by the current system, in which the selection and quantification of performance targets are modified from year to year to reflect changing conditions. However, the Committee considers the net cost to SGI in making all compensation decisions and will continue to evaluate the impact of this provision on its compensation programs.

COMPENSATION AND HUMAN
RESOURCES COMMITTEE
Charles A. Steinberg, Chairman
Lewis S. Edelheit
Anthony R. Muller

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The following Report of the Audit Committee of the Board shall not be deemed to be "soliciting material" or to be "filed" with the SEC nor shall this information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that SGI specifically incorporates it by reference into such filing.

The management of the Company is responsible for establishing and maintaining internal controls and for preparing the Company's consolidated financial statements. The independent auditors are responsible for auditing the financial statements. It is the responsibility of the Audit Committee of the Board to oversee these activities and otherwise to fulfill the responsibilities outlined in its charter. These responsibilities also include hiring and replacing the independent auditors and evaluating the performance and independence of the independent auditors.

The Board has adopted a written charter for the Audit Committee, amended as of May 2004. Each member of the Audit Committee is independent as defined under the listing standards of the New York Stock Exchange and SEC rules.

The Audit Committee has reviewed and discussed with management the audited financial statements for the fiscal year ended June 25, 2004, including a discussion of significant judgments and accounting principles.

The Audit Committee has discussed with Ernst & Young LLP the matters required to be discussed by Statement on Auditing Standards No. 60, 61 and 99, which includes, among other items, matters encountered during the conduct of the audit of the Company's financial statements and also discussed NYSE listing requirements surrounding the auditor's internal quality-control procedures and outcome of any quality control reviews within the preceding five years.

The Audit Committee has received and reviewed the written disclosures and the letter from the independent auditors required by the Independence Standards Board Standard No. 1, which relates to the auditors' independence from the Company. The Audit Committee has discussed with Ernst & Young LLP its independence from the Company.

The Committee discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits. The Committee meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors and the Board approved that the audited financial statements be included in the Company's annual report on Form 10-K filed with the SEC, for the fiscal year ended June 25, 2004.

AUDIT COMMITTEE
Anthony R. Muller, *Chairman*
James A. McDivitt
Charles A. Steinberg

EXECUTIVE OFFICER COMPENSATION

Summary Compensation Table

The following table sets forth the cash and equity compensation for the three fiscal years ended June 25, 2004 for Robert R. Bishop, Chief Executive Officer, and each of the four other most highly compensated executive officers of SGI during fiscal 2004.

		Annual Compensation			Long Term Compensation Awards		
Name and Principal Position	Fiscal Year	Salary($)	Bonus ($)(1)	Other Annual Compensation ($)(2)	Options (#)	Restricted Stock ($)(3)	All Other Compensation($)(4)
Robert R. Bishop(5)	2004	$800,000	$160,000	—	500,000	—	$9,115
Chairman and Chief Executive	2003	800,000	—	—	—	—	9,116
Officer	2002	800,000	370,000	—	750,000	—	7,528
Warren C. Pratt	2004	$495,000	$ 79,200	$279,164	250,000	—	$3,113
Chief Operating Officer and	2003	495,000	—	310,781	—	—	2,780
Executive Vice President	2002	480,031	116,800	238,490	400,000	—	2,400
Stephen W. Coggins(6)	2004	$399,970	$274,981	—	80,000	—	$4,677
Senior Vice President, EMEA	2003	365,010	55,894	—	150,000	—	31,646
Field Operations	2002	313,681	110,583	—	150,000	—	12,014
Anthony K. Robbins	2004	$370,938	$199,252	—	175,000	—	$2,732
Senior Vice President, Silicon	2003	357,200	98,231	$ 412	250,000	—	2,426
Graphics, Inc., and President,	2002	356,528	283,504	516	300,000	—	2,402
Silicon Graphics Federal, Inc.							
Jeffrey V. Zellmer	2004	$325,000	$ 41,000	$ 64,045	150,000	—	$1,857
Senior Vice President and	2003	325,000	—	255,609	225,000	—	1,726
Chief Financial Officer	2002	322,007	190,625	192,227	200,000	—	1,720

(1) The bonus column for Mr. Coggins and Mr. Robbins includes commissions paid.

(2) Perquisites and other personal benefits did not exceed $50,000 or 10% of any named executive officer's salary for fiscal 2004, 2003 or 2002. The amounts set forth above consist of the following: Dr. Pratt—loan forgiveness, income on imputed interest and amounts reimbursed by the Company for payment of taxes in connection with the loans described in "Certain Transactions" in the amounts of $279,164, $270,927 and $238,490 for fiscal 2004, 2003 and 2002, respectively, and tax equalization payments for fiscal 2003 and 2002 as described under "Certain Transactions"; Mr. Robbins—amounts reimbursed by the Company for payment of taxes for fiscal 2003 and 2002 in connection with sales recognition awards; Mr. Zellmer—loan forgiveness, income on imputed interest and amounts reimbursed by the Company for payment of taxes in connection with the loans described in "Certain Transactions".

(3) Dr. Pratt holds 5,000 shares of restricted stock with a value of $11,100, based upon the closing price of the Company's common stock on June 25, 2004.

(4) Includes the Company's contribution of $1,200 for each fiscal year to the 401(k) savings plan for each named executive officer other than Mr. Bishop and Mr. Coggins, and the Company's contributions to the United Kingdom retirement plan for Mr. Coggins. The remaining amount for each named executive officer (other than Mr. Coggins) represents term life insurance premiums paid by the Company.

(5) Mr. Bishop elected to defer his salary and bonus for fiscal 2002, fiscal 2003 and fiscal 2004 through September 2003.

(6) Mr. Coggins joined the Company in July 2001. Mr. Coggins' compensation is paid in British pounds sterling and his annual salary for each of fiscal 2002, 2003 and 2004 was £230,000 per year. His compensation is presented above in US dollars based on the average conversion rate for each fiscal year as follows: 1GBP=1.739USD for fiscal 2004, 1GBP=1.587USD for fiscal 2003 and 1GBP=1.446USD for fiscal 2002.

Option Grants in Fiscal 2004

The following table provides details regarding all stock options granted to the executive officers named in the Summary Compensation Table in fiscal 2004.

	Individual Grants(1)				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)	
Name	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Share)	Expiration Date	5%	10%
Robert R. Bishop	500,000	7.40	$1.15	10/29/13	$361,614	$916,402
Warren C. Pratt	250,000	3.70	1.15	10/29/13	180,807	458,201
Stephen W. Coggins	80,000	1.18	1.15	10/29/13	57,858	146,624
Anthony K. Robbins	175,000	2.59	1.15	10/29/13	126,565	320,741
Jeffrey V. Zellmer	150,000	2.22	1.15	10/29/13	108,484	274,921

(1) The options in this table were granted under the 1993 Long-Term Incentive Stock Plan. The options become exercisable at a rate of 2% per month over a period of fifty months and expire ten years from the date of grant.

(2) Potential realizable value assumes that the stock price increases from the date of grant until the end of the option term (10 years) at the annual rate specified (5% and 10%). The 5% and 10% assumed annual rates of appreciation are mandated by SEC rules and do not represent SGI's estimate or projection of the future price of its common stock. SGI believes that this method does not accurately illustrate the potential value of stock options.

Option Exercises in Fiscal 2004 and Fiscal Year-End Option Values

			Number of Unexercised Options at June 25, 2004		Value of Unexercised In-the-Money Options at Fiscal Year End(1)	
Name	Shares Acquired on Exercise	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Robert R. Bishop	0	—	2,493,700	756,400	$74,900	$460,100
Warren C. Pratt	0	—	950,685	339,800	125,312	231,843
Stephen W. Coggins	0	—	182,200	197,800	236,054	212,546
Anthony K. Robbins	0	—	1,030,717	290,500	628,055	268,835
Jeffrey V. Zellmer	0	—	408,647	255,000	428,700	235,050

(1) The amounts in this column reflect the difference between the closing market price of the common stock on June 25, 2004, which was $2.22, and the option exercise price. The actual value of unexercised options fluctuates with the market price of the common stock.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership on Form 3 and changes in ownership on Forms 4 or 5 with the SEC and the New York Stock Exchange, and to give the Company copies of these filings. Based on the written representations of its directors and officers and a review of the copies of such forms furnished to the Company during the fiscal year ended June 25, 2004, the Company believes that its officers, directors and ten percent stockholders complied with all Section 16(a) filing requirements, with the exception of a Form 5 for Dr. Pratt that was filed to report a previously unreported surrender of stock to satisfy a tax withholding obligation on vesting of restricted stock in May 2004.

Equity Compensation Plan Information

	As of June 25, 2004		
	Number of shares to be issued on exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of shares remaining available for future issuance under equity compensation plans
Equity compensation plans approved by stockholders(1) . . .	26,245,433	$2.6754	17,522,393(2)
Equity compensation plans not approved by stockholders	18,452,649	$2.8884	4,918,963(3)
Total	44,698,082	$2.7634	22,441,356

(1) Additionally, there are outstanding options to purchase an aggregate of 363,594 shares of the Company's common stock at a weighted average exercise price of $6.1904 per share. The options were assumed in connection with certain acquisitions in 1995 and 1996. No additional awards can be granted under these assumed plans.

(2) Includes 12,000,592 shares available at June 25, 2004 for future issuance under the Employee Stock Purchase Plan.

(3) Consists of shares available under the Amended and Restated 1996 Supplemental Non-Executive Equity Incentive Plan, which is described below.

Amended and Restated 1996 Supplemental Non-Executive Equity Incentive Plan

The Board approved the 1996 Supplemental Non-Executive Equity Incentive Plan in April 1996 and amended the plan to increase the number of authorized shares in July 2001. The plan was not submitted to a stockholder vote. Under the plan, stock awards and nonstatutory stock options may be granted to Company employees with a status below vice-president. Subject to certain adjustments upon a change in capitalization, the maximum aggregate number of shares of common stock of the Company issuable under the plan is 22,500,000 shares. As of June 25, 2004, the number of shares of common stock of the Company issuable under the plan was 4,918,963. The plan will remain in effect until terminated by the Board. The Compensation and Human Resources Committee is responsible for administering the plan.

The per share exercise price for the shares issuable is determined by the committee, which has generally been the fair market value of the shares on the date of grant. The options may be exercised for a period of ten years following the date of grant. However, in the event a holder ceases to be an employee of the Company, such holder may be required to exercise the option or right prior to the ten year period. Options generally are granted with monthly vesting over 25 or 50 months, and options granted to newly hired employees generally are not exercisable for 10 months following the date of hire. Unless otherwise determined by the committee at the time of grant, each option provides that in the event of a change in control of the Company, any options will become exercisable in full if, within 24 months after a change in control of the Company, the option holder's employment is terminated without cause or the option holder resigns due to certain involuntary relocations or reductions in compensation.

The Board may amend, alter, suspend or terminate the plan at any time. However, no amendment, alteration, suspension or termination of the plan shall impair the rights of any holder of an option or right, unless mutually agreed otherwise between the holder and the Company.

CERTAIN TRANSACTIONS

Arrangements with Executive Officers

Employment Continuation Agreements. SGI has entered into employment continuation agreements with each of its executive officers with the goal of encouraging the continued employment of key executives in the event of a potential change in control of SGI. Under the agreements, each executive officer is entitled to a termination payment equal to two years of his or her compensation if employment with SGI is terminated within 24 months after a change in control, and is granted full vesting of options and restricted stock effective after a change in control.

Executive Loans. During fiscal 2001 and 2002, the Company extended loans to several executive officers. The loans were intended to provide a retention incentive and were approved by the Compensation and Human Resources Committee of the Board. Since the loans were extended, federal legislation has been enacted prohibiting such extensions of credit to executive officers and accordingly, no future extensions of credit will be made by the Company, although the Company continues to honor its contractual obligations under pre-existing extensions of credit.

Dr. Pratt was made Chief Operating Officer in April 2001. Under his amended employment agreement entered into at that time, the Company committed to extend credit of $5 million to Dr. Pratt, to be paid in annual installments through May 2004 subject to his continued employment with the Company. Pursuant to this agreement, the Company advanced funds of $2 million in May 2001 and an additional $1 million in each of May 2002, 2003, and 2004. The loan is interest free and will be settled in May 2005, or earlier in the event of a change in control or the termination of Dr. Pratt's employment by the Company without cause or by him for good reason (including upon an insolvency event). At the settlement date, Dr. Pratt will repay the outstanding principal amount of the loan up to an amount equal to (i) the value of his vested stock options and restricted stock held or sold from May 2000 through the settlement date and (ii) any change in control payments he receives. Any remaining amount of the loan will be forgiven. The repayment will be made in cash unless the Company, in its sole discretion, offers Dr. Pratt the option of tendering his shares or vested options in satisfaction of the repayment obligation. On a termination for cause or resignation without good reason before a change in control, the principal amount of the loan will be repayable in full. To the extent that Dr. Pratt is subject to income tax as a result of income being imputed to him due to the interest free nature of the loan, the Company agreed to pay Dr. Pratt an amount equal to (x) an amount, which after the imposition of taxes on such amount, will equal the amount of such income tax arising due to the interest free nature of the loan less (y) the amount of the actual after-tax income received by Dr. Pratt as a result of investing the proceeds of the loan. Dr. Pratt will be responsible for income taxes resulting from any forgiveness of the loan pursuant to its terms.

In September 2000, the Company also made Dr. Pratt two five-year relocation loans secured by his California residence. Dr. Pratt received a $250,000 loan with an annual interest rate of 6.75% to be repaid in September 2005 or on the earlier sale of the residence or termination of his employment. Dr. Pratt also received a $500,000 loan at no interest to be forgiven in monthly installments over five years subject to continued employment with the Company. To the extent that Dr. Pratt is subject to income tax as a result of the interest free nature of the loan, the Company agreed to pay Dr. Pratt an amount, which after the imposition of taxes on the amount, will equal the amount of the income taxes arising due to the interest free nature of the loan or the forgiveness of principal and interest under the loan. Dr. Pratt's maximum aggregate indebtedness to the Company during fiscal 2004 under these relocation loans was $509,889. Dr. Pratt fully repaid the $250,000 loan in August 2004. At October 11, 2004, the aggregate indebtedness under the $500,000 loan was $100,000.

The Company loaned Ms. Escher $280,000 in October 2001. The loan was interest free and, in accordance with its terms, has been forgiven in quarterly installments beginning in December 2001 over two years. The maximum amount of Ms. Escher's indebtedness to the Company during fiscal 2004 was $35,000. The loan was fully forgiven in accordance with its terms in September 2003. To the extent that Ms. Escher was subject to income tax as a result of the interest free nature of the loan, the Company agreed to pay Ms. Escher an amount, which after the imposition of taxes on the amount, was equal to the amount of the income taxes arising due to the interest free nature of the loan.

Mr. Zellmer was made Chief Financial Officer in July 2001. As part of his compensation arrangement, the Company loaned Mr. Zellmer $500,000. The loan was interest free and, in accordance with its terms, has been forgiven in quarterly installments since October 2001 over two years. The maximum amount of Mr. Zellmer's indebtedness to the Company during fiscal 2004 was $62,500. The loan was fully forgiven in accordance with its terms in July 2003. To the extent that Mr. Zellmer was subject to income tax as a result of the interest free nature of the loan, the Company agreed to pay Mr. Zellmer an amount, which after the imposition of taxes on such amount, was equal to the amount of such income taxes.

COMPANY STOCK PRICE PERFORMANCE GRAPH
Comparison of Five Year Cumulative Total Return

The information contained in the performance graph shall not be deemed to be "soliciting material" or to be "filed" with the SEC nor shall this information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that SGI specifically incorporates it by reference into such filing.

In accordance with SEC rules, the Company is required to present a table showing a line-graph presentation comparing cumulative five-year returns on an indexed basis with a broad equity market index and either a nationally recognized industry standard or an index of peer companies selected by the Company. The Company has selected the S&P 500 Index for the broad equity index and the S&P Computer Hardware Index as an industry standard for the five fiscal year period commencing June 30, 1999 and ending June 25, 2004. The stock price performance shown on the graph below is not necessarily of future performance.



CUMULATIVE TOTAL RETURN
Based upon an Initial Investment of $100 on June 30, 1999
with dividends reinvested
$150
$100
$50
$0
Jun-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
Silicon Graphics Inc.
S&P 500®
S&P © Computer Hardware

* Assumes $100 invested on June 30, 1999 in SGI Common Stock, the S&P 500 Stock Index, and the S&P Computer Hardware, with reinvestment of dividends.

OTHER MATTERS

The Company knows of no other matters to be submitted to the meeting. If any other matters properly come before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Company or Management may recommend.

BY ORDER OF THE BOARD OF DIRECTORS

Sandra M. Escher

Sandra M. Escher
Senior Vice President, General Counsel and Secretary

Dated: October 25, 2004

SILICON GRAPHICS, INC.
A Delaware corporation

Audit Committee Charter
Amended as of May 5, 2004

Purpose

The Audit Committee is created by the Board of Directors of the Company to:

- assist the Board in its oversight of
  - the integrity of the financial statements of the Company;
  - the qualifications, independence and performance of the Company's independent auditors;
  - the performance of the Company's internal audit function;
  - compliance by the Company with legal and regulatory requirements; and
  - prepare the audit committee report that Securities and Exchange Commission rules require to be included in the Company's annual proxy statement.

Membership

The Audit Committee shall consist of at least three members, comprised solely of independent directors meeting the independence and experience requirements of the New York Stock Exchange. The Corporate Governance and Nominating Committee shall recommend nominees for appointment to the Audit Committee annually and as vacancies or newly created positions occur. Audit Committee members shall be appointed by the Board and may be removed by the Board at any time. The Corporate Governance and Nominating Committee shall recommend to the Board, and the Board shall designate, the Chairman of the Audit Committee.

Authority and Responsibilities

In addition to any other responsibilities which may be assigned from time to time by the Board, the Audit Committee is responsible for the following matters.

Independent Auditors

- The Audit Committee shall be directly responsible for the appointment, compensation, retention and oversight of the work of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company (subject, if applicable, to shareholder ratification). Each such accounting firm shall report directly to the Audit Committee. The Audit Committee shall pre-approve the audit services and each such non-audit service to be provided by the Company's independent auditors before each such auditor is engaged to render services. The Audit Committee may consult with management in the decision making process, but may not delegate this authority to management. The Audit Committee may, from time to time, delegate its authority to pre-approve non-audit services on a preliminary basis to one or more Audit Committee members, provided that such designees present any such approvals to the full Audit Committee at the next Audit Committee meeting.
- The Audit Committee shall review and approve the scope and staffing of the independent auditors' annual audit plan(s).

- The Audit Committee shall evaluate the independent auditors' qualifications, performance and independence, and shall present its conclusions and recommendations with respect to the independent auditors to the full Board on at least an annual basis. As part of such evaluation, at least annually, the Audit Committee shall:
  - obtain and review a report or reports from the Company's independent auditors:
    - describing the independent auditors' internal quality-control procedures;
    - describing any material issues raised by (i) the most recent internal quality-control review or peer review of the auditing firm, or (ii) any inquiry or investigation by governmental or professional authorities, within the preceding five years, regarding one or more independent audits carried out by the auditing firm; and any steps taken to deal with any such issues;
    - describing all relationships between the independent auditors and the Company, consistent with Independence Standards Board Standard No. 1; and
    - assuring that Section 10A of the Securities Exchange Act of 1934 has not been implicated;
  - review and evaluate the lead audit partner on the audit engagement team;
  - consider whether the independent auditors should be rotated, so as to assure continuing auditor independence; and
  - obtain the opinion of management and the internal auditors of the independent auditors' performance.
- The Audit Committee shall establish policies for the Company's hiring of current or former employees of the independent auditors.

Internal Auditors

- At least annually, the Audit Committee shall evaluate the performance, responsibilities, budget and staffing of the Company's internal audit function and review the internal audit plan. Such evaluation shall include a review of the responsibilities, budget and staffing of the Company's internal audit function with the independent auditors.
- At least annually, the Audit Committee shall evaluate the performance of the senior officer or officers responsible for the internal audit function of the Company, and make recommendations to the Board and management regarding the responsibilities, retention or termination of such officer or officers.

Financial Statements; Disclosure and Other Risk Management and Compliance Matters

- The Audit Committee shall review and discuss with management, the internal auditors and the independent auditors, as the Audit Committee deems appropriate:
  - the annual audited financial statements, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations", prior to the filing of the Company's Form 10-K;
  - the quarterly financial statements, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations", prior to the filing of the Company's Form 10-Q;

- any analyses or other written communications prepared by management, the internal auditors and/or the independent auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements;
- any major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles; and
- the effect on the financial statements of any off-balance sheet transactions and structures and any regulatory and accounting initiatives or actions applicable to the Company (including any SEC investigations or proceedings).

- The Audit Committee shall review and approve prior to public disclosure the Company's quarterly financial results, paying particular attention to the use of "pro forma" or "adjusted" non-GAAP information.
- The Audit Committee shall review with management the Company's policies with respect to earnings press releases and all financial information, such as earnings guidance, provided to analysts and rating agencies, including the types of information to be disclosed and the types of presentation to be made.
- The Audit Committee shall, in conjunction with the CEO and CFO of the Company, review the Company's internal controls and disclosure controls and procedures, including whether there are any significant deficiencies in the design or operation of such controls and procedures, material weaknesses in such controls and procedures, any corrective actions taken with regard to such deficiencies and weaknesses and any fraud involving management or other employees with a significant role in such controls and procedures.
- The Audit Committee shall review and discuss with the independent auditors any audit problems or difficulties and management's response thereto, including those matters required to be discussed with the Audit Committee by the auditors pursuant to Statement on Auditing Standards No. 61, such as:
  - any restrictions on the scope of the independent auditors' activities or access to requested information;
  - any accounting adjustments that were noted or proposed by the auditors but were "passed" (as immaterial or otherwise);
  - any communications between the audit team and the audit firm's national office regarding auditing or accounting issues presented by the engagement;
  - any management or internal control letter issued, or proposed to be issued, by the auditors; and
  - any significant disagreements between the Company's management and the independent auditors.
- In connection with its oversight responsibilities, the Audit Committee shall be directly responsible for the resolution of disagreements between management and any auditor regarding the Company's financial reporting.
- The Audit Committee shall discuss with management the Company's policies and practices with respect to risk assessment and risk management, including the Company's major financial risk exposures and the steps that have been taken to monitor and control such exposures.

- The Audit Committee shall establish procedures for:
  - the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and
  - the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.
- The Audit Committee shall review any significant complaints regarding accounting, internal accounting controls or auditing matters received pursuant to such procedures.
- The Audit Committee shall prepare the audit committee report that Securities and Exchange Commission rules require to be included in the Company's annual proxy statement.

Reporting to the Board

- The Audit Committee shall report to the Board periodically. This report shall include a review of any issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal and regulatory requirements, the qualifications, independence and performance of the Company's independent auditors, the performance of the internal audit function and any other matters that the Audit Committee deems appropriate or is requested to be included by the Board.
- At least annually, the Audit Committee shall evaluate its own performance and report to the Corporate Governance and Nominating Committee on such evaluation.
- The Audit Committee shall periodically review and assess the adequacy of this charter and recommend any proposed changes to the Corporate Governance and Nominating Committee.

Procedures

The Audit Committee shall meet as often as it determines is appropriate to carry out its responsibilities under this charter, but not less frequently than quarterly. The Chairman of the Audit Committee, in consultation with the other committee members, shall set a schedule for regular Committee meetings and identify agenda items for periodic review consistent with this charter.

The Audit Committee shall meet separately, periodically, with management, with internal auditors or other personnel responsible for the internal audit function and with the independent auditors.

The Audit Committee is authorized (without seeking Board approval) to retain special legal, accounting or other advisors and may request any officer or employee of the Company or the Company's outside counsel or independent auditors to meet with any members of, or advisors to, the Audit Committee.

The Audit Committee shall have available appropriate funding from the Company as determined by the Audit Committee for payment of:

- compensation to any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company;
- compensation to any advisers employed by the Audit Committee; and
- ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

The Audit Committee may delegate its authority to subcommittees or the Chairman of the Audit Committee when it deems appropriate and in the best interests of the Company.

Limitations Inherent in the Audit Committee's Role

It is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with GAAP. This is the responsibility of management and the independent auditors. Furthermore, while the Audit Committee is responsible for reviewing the Company's policies and practices with respect to risk assessment and management, it is the responsibility of the CEO and senior management to determine the appropriate level of the Company's exposure to risk.



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ANNUAL REPORT ON FORM 10-K



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. For the fiscal year ended June 25, 2004.**

☐ **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. For the transition period __________ to __________**

Commission File Number 1-10441

SILICON GRAPHICS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**94-2789662**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

1500 Crittenden Lane, Mountain View, California 94043-1351
(Address of principal executive offices)

Registrant's telephone number, including area code: **(650) 960-1980**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered:
Common Stock, $0.001 par value	New York Stock Exchange
6½% Senior Secured Convertible Notes	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Yes ☒ No ☐

The aggregate market value of the registrant's voting stock held by non-affiliates of the registrant, based upon the closing sale price of the Common Stock on December 26, 2003 on the New York Stock Exchange, was approximately $226 million. Shares of voting stock held by each executive officer and director and by each person who owns 5% or more of any class of registrant's voting stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of August 27, 2004, the registrant had 262,234,265 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Parts of the Proxy Statement for registrant's 2004 Annual Meeting of Stockholders are incorporated by reference into Part III of this Report on Form 10-K.

SILICON GRAPHICS, INC.

FORM 10-K

FOR FISCAL YEAR ENDED JUNE 25, 2004

INDEX

PART I

The Business section and other parts of this Annual Report on Form 10-K contain forward-looking statements about our business, objectives, financial condition and future performance that involve risks and uncertainties. Many of the forward-looking statements are located in "Management's Discussion and Analysis of Financial Condition and Results of Operations". These forward-looking statements include, among others, statements relating to: expected levels of revenue, gross margin, operating expense, future profitability, our expectations for new product introductions and market conditions, our assessment of the adequacy of our liquidity and capital resources, the execution of restructuring plans or other steps we might take to improve our financial condition if we were to fall short of our operating plan, and the expected impact on our business of legal proceedings and government actions. Forward-looking statements can also be identified by words such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimates", "potential" or "continue" and similar terms. Forward-looking statements are not guarantees of future performance and the Company's actual results may differ significantly from those expressed or implied in such statements. Factors that might cause such differences include, but are not limited to, those discussed in the subsection "Risks That Affect Our Business" in Part II, Item 7 of this Form 10-K. SGI assumes no obligation to publicly revise or update any forward-looking statements for any reason, whether changes occur as a result of new information, future events, changed assumptions or otherwise.

ITEM 1. BUSINESS

General

SGI is a leading provider of products, services and solutions for use in high-performance computing, visualization and storage. We sell highly scalable servers, advanced visualization systems, desktop workstations, storage solutions and associated software products which enable our customers in the scientific, technical and creative communities to solve their most challenging problems and provide them with strategic and competitive advantages. We also offer a range of services and solutions, including professional services, customer support and education. These products and services are targeted primarily towards five market segments: Defense and Security; Science and Research; Manufacturing; Energy; and Media.

Business Strategy

For more than 20 years, Silicon Graphics systems have enabled discovery and innovation for scientists, engineers and creative professionals who benefit from systems engineered to meet their specific needs. Our business strategy is based on a unique focus on technical computing and helping our customers to solve their most demanding problems. This strategy requires that we maintain industry leadership with our products and services and provide highly differentiated value to our customers. Accordingly, the core elements of our strategy are:

- ***Systems designed specifically for technical computing.*** SGI builds its products from commodity components specifically to meet the needs of scientists, engineers and creative professionals. We design our systems to support processing and visualizing massive amounts of data as well as sharing that data with others remotely or in a collaborative environment. We also design our systems to be able to scale. For instance, customers can start with as few as 2 or 4 processors and grow that system to as many as 1,024 processors in a single computer and then cluster those systems together to create systems that are among the most powerful supercomputers in the world. Similarly, our systems support increasing the system memory to configurations as high as 13 terabytes in a single system, all of which can be accessed by all processors—even if the memory is not local to the processor. This capability, called "Global Shared Memory," enables large technical problems to be solved more rapidly than on clusters of small systems where the memory is fragmented. This strategic approach to scalability also extends to our visualization platforms, whereby customers can have as many as 34 graphics pipes on one computer, substantially increasing the amount of data they can visualize at one time. Scalability across our product lines is important to our customers because it enables extraordinary performance.

- ***Leading-edge innovation.*** For more than two decades, Silicon Graphics has stood for innovation in computer technology. Being at the forefront of high-performance computing, storage and visualization is core to our strategy, and accordingly we invest a significant portion of our revenue in research and development, more than 13% in fiscal 2004. Over the last 22 years, SGI has introduced many important innovations to the world, including OpenGL®, one of the earliest RISC workstations, the first scalable NUMA system as well as the first video on demand systems and work that led to the first storage area networks.

- ***Support of industry standards.*** Over the last few years, SGI has made a strategic shift to embrace open standards for core elements of our new generation products, while continuing to focus our proprietary component technology development to deliver differentiated features and performance to our customers. This shift to an open system platform is important for several reasons. First, it enables our customers to benefit from the superior price-performance of today's best-of-breed components, such as commodity DRAMS and the Intel® Itanium® family of processors. Second, it enables SGI to leverage the research and development of Intel and the Linux community and therefore to focus our resources on systems architecture, storage management and visualization capabilities, all of which we believe are differentiated in important respects in the marketplace. Third, our support of industry standards such as the Linux® operating system enables SGI to assimilate easily into standards-based IT environments.

- ***Direct engagement with our customers.*** Silicon Graphics benefits greatly from its close association with its customers, who are often among the leading experts in their fields. Many of the world's preeminent scientists and engineers are enthusiastic users of SGI products and services, and we maintain a program of regular contact and technical discourse. In addition to the sponsorship of many industry conferences and forums around the world, SGI engineers and executives meet regularly with the SGI User Group, an independent entity whose membership includes many of the world's supercomputing elite. This direct interaction between the leading edge of the computing world and SGI has influenced our architectural approach and we consider this close association to be a core part of our ongoing strategy.

- ***Vertical focus.*** SGI is primarily focused on five vertical markets: Defense and Security; Science and Research; Manufacturing; Energy; and Media. Our vertical expertise is a differentiating factor for our company and we offer a host of value-add consulting, integration and professional services to our customers in these markets. We regularly hire experts from these targeted industries and work directly on-site with customers as team-members. Additionally, many of our engineering and service staff hold security clearances.

- ***Investing in ISV and reseller relationships.*** SGI depends on a strong ecosystem of software, hardware and reselling partners. We have invested in a worldwide global developer program for independent software vendors, including porting and benchmarking help, direct interaction with our engineering staff and sales and marketing resources. We understand that our success is dependent on their success. We also engage in a variety of programs with OEM and reselling partners, who bring our technologies to a variety of customers not serviced directly by our own sales force. Investment in developing reseller channels and in software application partners joint marketing is a key strategy for us in Fiscal 2005.

Products

SGI® systems are designed specifically to meet the needs of the scientific, technical and creative marketplaces. SGI systems are based on either the Linux operating system and Intel Itanium 2 microprocessors or on the IRIX® operating system, which is a proprietary enhanced version of UNIX® and MIPS® RISC microprocessors. Both the Intel/Linux-based and MIPS/IRIX-based product lines feature SGI's innovative SGI NUMAflex™ memory interconnect architecture and provide unique levels of performance and scalability to our customers.

Scalable Servers The SGI® Altix™ family of servers, clusters, and supercomputers includes the Altix® 3000 and Altix® 350 series of systems. The Altix family features the Linux operating system, as well as SGI NUMAflex, which enables customers to configure systems to meet their unique needs by constructing systems of modular components or "bricks". These bricks can be CPU, storage, or input/output ("I/O") components, which can be configured into the final system. The modularity of the NUMAflex approach enables the computer system to meet the exact requirements of the customer, while maintaining optimum flexibility in meeting changing needs over time. Altix systems achieve high performance through the combination of the proven NUMAflex approach and the power of up to 512 Itanium 2 processors running a single operating system and up to 1,024 processors in a shared-memory *supercluster*. Altix systems can further be brought together in clusters to create twenty node supercomputers of 10,240 processors or more that are among the most powerful in the world today.

The SGI® Origin® family of high-performance servers includes the Origin® 3000 and Origin® 300 series of systems. The Origin family of servers features the same SGI NUMAflex architecture and is based on the IRIX operating system. The combination of NUMAflex and the IRIX operating system enables the Origin servers to deliver flexibility, resiliency, and investment protection while maintaining the highest levels of security.

Visualization Systems For more than 20 years, Silicon Graphics has been synonymous with advanced computer graphics capabilities. Today, the SGI® Onyx® family of products continues that tradition, providing high levels of resolution, realism and performance. The Onyx family of systems is built on the same high-bandwidth SGI NUMAflex architecture as the Origin and Altix servers and features our Silicon Graphics® Onyx4™ UltimateVision™ graphics. By the end of calendar 2004, SGI expects to expand its advanced graphics product line to include visualization systems based on Linux and Itanium 2. SGI's visualization systems integrate high-performance computing, data management and high-performance visualization into a single system.

SGI® Reality Center® environments are powered by SGI Onyx family systems and enable groups of decision makers to visualize complex data in an interactive manner. Customers around the world have used Reality Center environments to increase production from oil reserves, design safer cars, interpret complex scientific data and generally enable real-time decision support by immersing decision-makers in high quality, high-resolution and interactive environments.

Visual Area Networking SGI is a pioneer in visual collaboration. Visual Area Networking enables customers to access, manipulate and visualize data over a standard network on their client computer using the massive I/O, compute and real-time rendering capabilities of an SGI Onyx. This means that individuals or teams can visualize data using "thin clients" that would not normally be able to access or display such a large amount of data. Visual Area Networking also facilitates collaboration between teams of remote users, since all the data is located at a central point, but multiple users can interactively manipulate and visualize the data. This new technology is particularly applicable to oil and gas discovery, manufacturing and defense applications.

Desktop Systems Our Silicon Graphics Fuel® and Tezro™ families of MIPS processor and IRIX operating system-based desktop workstations each feature advanced 3D graphics and powerful integrated imaging capabilities. Silicon Graphics Fuel workstations are cost-effective single-processor systems, while the single-, dual- or quad-processor Tezro systems are targeted at users who require advanced visualization capability and powerful 64-bit computing.

Storage Solutions Customers across the high-performance computing ("HPC") markets desire ever increasing performance from their servers, creating a parallel need to manage massive amounts of data generated by these servers. SGI® InfiniteStorage is a line of scalable, high-performance storage solutions built specifically for data-intensive environments. These solutions help customers access and utilize their data in a more efficient manner, to produce better workflow management, faster cycle times, and higher levels of access, availability, and security.

Within the InfiniteStorage line, SGI offers a broad range of third-party disks and disk subsystems, ranging from entry-level disk arrays to complex enterprise-class storage systems, in either direct- or fabric-attached configurations. SGI also offers scalable storage area network solutions based on tightly integrating our CXFS™ shared file system, along with SGI's FailSafe® high-availability software and Data Migration Facility ("DMF") for hierarchical storage management. SGI also offers scalable network-attached storage through a range of file-serving solution bundles. Available on the SGI Origin and Altix family of servers, InfiniteStorage solutions also support other platforms. The InfiniteStorage open platform approach is intended to allow these solutions to scale across storage architectures and operating systems in addition to scaling from megabytes to exabytes and from hundreds to millions of files in a single system.

Alias As part of our strategy to focus only on the core elements of our business, we completed the sale of our Alias application software business to a private equity investment firm in June 2004. Details of the sale may be found in Note 7 to the Consolidated Financial Statements included in Part II, Item 8 of this Form 10-K.

Marketing, Sales, and Distribution

SGI sells system products and solutions through both a direct sales force and indirect channel partners. In fiscal year 2004 direct sales accounted for more than half of our product revenues. The direct sales and support organization operates throughout the United States and in all significant international markets. We also have channel partners in almost all the countries in which we have a presence; in other countries, we work through SGI authorized distributors.

Our indirect channel partners include service providers, systems integrators, value-added resellers, master resellers and OEMs.

We maintain active programs to encourage independent software development for our systems. Through our Global Developer Program we provide hardware, software, service, and marketing support benefits to attract and retain software developers and enable these developers to deliver the highest quality software on both our Linux and IRIX platforms.

Our Solutions Finance organization works with customers to arrange third party financing for products and services, and remarkets off-lease systems.

Information with respect to international operations and export sales may be found in Note 9 to the Consolidated Financial Statements included in Part II, Item 8 of this Form 10-K. See also "Risks That Affect Our Business" included in Part II, Item 7 of this Form 10-K.

No single end-user customer accounted for 10% or more of our revenues for each of the last three fiscal years. While our sales in the U.S. government sector represent substantially more than that level, such sales are made to and through numerous government agencies and to integrators and resellers who work with those agencies. Information regarding revenue and operating profit by reportable segments and revenue from external customers by geographic region may be found in Note 22 to the Consolidated Financial Statements included in Part II, Item 8 of this Form 10-K and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of this Form 10-K.

Technology Solutions

The quality and reliability of our products and our understanding of SGI customer's technical and business challenges is critical to our success. SGI's Technology Solutions portfolio offers system solution engineering services, professional and managed services, and traditional customer support and education. We provide customer support services online, through SGI global support centers and through authorized local service providers in countries where SGI does not have a local office. We typically provide a standard hardware warranty against defects in materials and workmanship for periods of up to three years.

Research and Development

SGI is concentrating its research and development efforts on products and technologies that it believes hold the highest growth potential, including global shared memory system architectures, visualization and storage. Our strategy is to derive maximum leverage from these efforts by using a foundation of industry-standard components such as the Intel Itanium family of microprocessors and the Linux operating systems. We also continue to invest, although at a lower rate than in the past, both on a percentage and absolute dollar basis, in our own MIPS microprocessors and IRIX operating system. There can be no assurance that we will maintain or create sufficient differentiation to achieve and sustain a competitive advantage.

During fiscal 2004, 2003 and 2002, SGI spent approximately $109 million, $158 million and $164 million, respectively, on research and development that represented approximately 13% of total revenue in both fiscal 2004 and 2002 and 18% of total revenue in fiscal 2003. We are committed to continuing innovation and differentiation and as a result will most likely continue to make research and development investments that are above average for the computer industry as a percentage of revenue. However, declines in total revenue over the last several fiscal years have led us to reduce the absolute dollar level of our investment in research and development.

Manufacturing

SGI's manufacturing facility is located in Chippewa Falls, Wisconsin. Our manufacturing operations primarily involve assembling high level subassemblies and subsystems and testing incoming parts. Products are subjected to appropriate environmental stress and electronic testing prior to shipment. We continually evaluate the allocation of manufacturing activities among our own operations and those of suppliers and subcontractors.

Most of our products incorporate components that are available from only one or limited sources. Key components that are sole-sourced include application specific integrated circuits ("ASICs"), microprocessors, storage products, and certain cable and memory products. We have chosen to deal with sole sources in these cases because of unique technologies, economic advantages or other factors. But reliance on single or limited source vendors involves several risks, including the possibility of shortages of key components. Continued availability of these components may be affected if producers were to decide to concentrate on the production elsewhere instead of on components customized to meet our requirements. Risks also include limited bargaining flexibility, long lead times, reduced control over delivery schedules, and the possibility of charges for excess and obsolete inventory. We attempt to mitigate these potential risks by working closely with these and other key suppliers on product introduction plans, strategic inventories, coordinated product introductions, and internal and external manufacturing schedules and levels. Consistent with industry practice, we acquire components through a combination of formal purchase orders, supplier contracts, and open orders based on projected demand information. Such purchase commitments typically cover our requirements for periods ranging from 30 to 150 days.

We also have single sources for less critical components, such as peripherals, communications controllers and power supplies, and monitors and chassis, but we believe that in most cases we could develop alternative sources for these components if necessary. However, unexpected reductions, interruptions or price increases would, at least in the short term, adversely affect our operating results.

Several of our suppliers are located outside the United States. Pricing from these suppliers can be strongly affected by such factors as trade protection measures and changes in currency exchange rates. In addition, the markets for memory chips (DRAMs and SRAMs), which are a significant component of our overall systems cost, can be volatile both in terms of pricing and availability.

Competition

The computer industry is highly competitive and is known for rapid technological advances. These advances result in frequent new product introductions, short product life cycles and increased new product capabilities, typically representing significant price/performance improvements. The principal competitive factors for us are product features, price/performance, product quality and reliability, ease of use, capabilities of the system software, availability of third party applications software, customer support, product availability, corporate reputation and price. Significant discounting from list price has been the norm in the industry.

Our unique market focus on technical and creative users provides advantages in being able to design our systems specifically for these users. However, our competitors such as IBM, Hewlett-Packard and Sun Microsystems are generally far larger companies with much greater resources. In some instances, the diversified businesses of our competitors can support very deep discounting to gain market share in the high-performance computing business. As our Linux-based systems business grows, the list of competitors may grow commensurate with the increased market opportunity. Specifically, Dell and other PC vendors market products that can be clustered together to produce systems that may compete with our mid-range products.

Proprietary Rights and Licenses

We currently own and have applied for more than 675 U.S. patents, and we intend to continue to protect our inventions with patents in the United States and abroad. We also hold various U.S. and foreign trademarks. Although we believe the ownership of patents, copyrights, trademarks and service marks is an important factor in our business and that our success does depend in part on the ownership thereof, we rely primarily on the innovative skills, technical competence, and marketing abilities of our personnel to differentiate our products and services within the marketplace.

As is customary in our industry, we license from third parties a wide range of software, including the UNIX operating system, for internal use and use by our customers.

Our business will be affected by our success in protecting proprietary information and obtaining necessary licenses. Litigation or changes in the interpretation of intellectual property laws could expand or reduce the extent to which we or our competitors are able to protect intellectual property or could require significant changes in product design. Because of technological changes in the computer industry, current extensive patent coverage, and the rapid rate of issuance of new patents, it is possible certain components of our products and business methods may unknowingly infringe existing patents of others. The computer industry has seen a substantial increase in litigation with respect to intellectual property matters, and we have been engaged in several intellectual property lawsuits both as plaintiff and defendant. Although no such proceedings were pending as of June 25, 2004, we are in discussions with several parties that have asserted intellectual property infringement claims and we expect that litigation of this sort will reoccur from time to time. See "Risks That Affect Our Business".

Seasonality and Backlog

We do not consider our business to be highly seasonal, although in the past two years revenues in the second fiscal quarter ending in December have been higher than other quarters in our fiscal year, reflecting in part buying patterns of calendar year-end customers. Product revenue for the September quarter also tends to be lower than for other quarters, reflecting the beginning of our fiscal year and the impact of summer vacations. Past performance should not be considered a reliable indicator of our future revenues or financial performance.

Our backlog at June 25, 2004 was $109 million, down from $140 million at June 27, 2003. Backlog is comprised of committed purchase orders for products and services deliverable within nine months, depending on the product family. We generally do not maintain sufficient backlog to meet our quarterly objectives for product revenue without obtaining significant new orders that are booked and shipped within the quarter. Although the backlog reflects only orders for which a firm purchase order has been issued, many orders in backlog are subject to customer cancellation or rescheduling in certain circumstances, and government customers typically have rights of cancellation for convenience. As a result, backlog should not be considered a reliable indicator of our ability to achieve any particular level of revenue or financial performance.

Environmental Laws

Certain of our operations involve the use of substances regulated under various federal, state and international laws governing the environment. While we endeavor to be in compliance with environmental laws at all times, any failure to so comply can subject us to material liability.

Production and marketing of products in certain states and countries may subject us to environmental and other regulations including, in some instances, the requirement that we finance the costs of environmentally safe recycling, recovery or disposal of products imported into the EU. Such laws and regulations have recently been passed in several jurisdictions in which our products are sold, including various European Union member states, Japan and California. These and other environmental laws may become stricter over time and require us to incur substantial costs for compliance. Environmental costs are presently not material to our operations or financial position. Although we do not anticipate any material adverse effects in the future based on the nature of our operations and the thrust of such laws, there is no assurance that such existing laws or future laws will not have a material adverse affect on us.

Employees

As of June 25, 2004 we had 2,655 regular employees compared with 3,714 at June 27, 2003. For comparability with June 25, 2004, 427 Alias regular employees have been excluded from the employee count at June 27, 2003. Our future success will depend, in part, on our ability to continue to retain and motivate highly qualified technical, marketing and management personnel. We have never had a work stoppage, and no employees are represented by a labor union. We have workers' councils where required by European Union or other applicable laws. We believe that our employee relations are good.

Corporate Data

SGI was originally incorporated as a California corporation in November 1981, and reincorporated as a Delaware corporation in January 1990. SGI's website address is *www.sgi.com*. Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports are available, without charge, on the investor relations page of our website, *www.sgi.com*, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our Corporate Governance Guidelines, Code of Business Conduct and Ethics and the charters of the Audit

Committee, Compensation Committee and Corporate Governance and Nominating Committee of our Board of Directors are also posted on our website at *www.sgi.com/company_info/*. Copies are also available, without charge, from the Corporate Secretary, Silicon Graphics, Inc., 1500 Crittenden Lane, Mountain View, CA 94043.

Trademarks used in the Form 10-K

Silicon Graphics, SGI, O2, Octane, Onyx, Origin, FailSafe, IRIX, Altix, OpenGL and Reality Center are registered trademarks, and CXFS, NUMAflex, Onyx4, UltimateVision, Silicon Graphics Fuel and Tezro are trademarks of Silicon Graphics, Inc. in the U.S. and/or other countries worldwide.

MIPS is a registered trademark of MIPS Technologies, Inc. used under license by Silicon Graphics, Inc. UNIX is a registered trademark of The Open Group, in the U.S. and other countries. Windows NT is a registered trademark of Microsoft Corporation in the United States and/or other countries. Intel, Pentium and Itanium are registered trademarks of Intel Corporation or its subsidiaries in the United States and other countries. Linux is a registered trademark of Linus Torvalds. Solaris is a trademark of Sun Microsystems in the United States and other countries. AIX is a registered trademark of International Business Machines in the United States and other countries. Mac OS is a registered trademark of Apple Computer, Inc.

ITEM 2. PROPERTIES

SGI owns and leases sales, service, R&D, and administrative offices worldwide and has its principal facilities in California, Wisconsin, Minnesota and Maryland. At June 25, 2004 our worldwide facilities represented aggregate floor space of 2.0 million square feet, of which 1.0 million square feet is used in our operations, 0.7 million square feet is subleased to other tenants and 0.3 million square feet is currently vacant. We have three reportable segments: High-Performance Systems, Workstations and Global Services. Because of the interrelationship of these segments, substantially all of the properties are used at least in part by a majority of these segments, and we retain the flexibility to use each of the properties in whole or in part for each of the segments. Our corporate headquarters and certain R&D operations are located in Mountain View, California, where we lease approximately 1.2 million square feet. Our manufacturing facility is located in Chippewa Falls, Wisconsin, where we own and lease approximately 500 thousand square feet for manufacturing, service and R&D activities. We also have leased sales, administrative and R&D facilities of approximately 85 thousand square feet in Eagan, Minnesota.

As a result of restructuring over the last several years, we also own and lease additional space that we do not currently expect to use in our operations. In the first quarter of fiscal 2004 we sold a facility consisting of about 170 thousand square feet in Cortaillod, Switzerland that was used until December 2001 as our European manufacturing site. We also lease nine other buildings near our Mountain View headquarters (approximately 770 thousand square feet) and an additional twenty-two facilities worldwide (approximately 187 thousand square feet), under leases that expire through fiscal 2013. See Note 4 to the Consolidated Financial Statements.

ITEM 3. LEGAL PROCEEDINGS

Information regarding legal proceedings is set forth in Note 26 to the Consolidated Financial Statements in Part II, Item 8 of this Form 10-K, which information is hereby incorporated by reference.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

EXECUTIVE OFFICERS OF THE REGISTRANT

The executive officers of SGI and their ages as of August 31, 2004 are as follows:

Name	Age	Position and Principal Occupation	Executive Officer Since
Robert R. Bishop	61	Chairman, Chief Executive Officer and Director	1999
Warren Pratt	50	Executive Vice President and Chief Operating Officer	2000
Steve Coggins	55	Senior Vice President, Europe, Middle East & Africa	2001
Sandra M. Escher	44	Senior Vice President and General Counsel	1999
Eng Lim Goh, PhD.	44	Senior Vice President and Chief Technology Officer	2000
Kathy Lanterman	44	Vice President and Corporate Controller	2002
Bill La Rosa	58	Senior Vice President, Intercontinental Field Operations	2002
Anthony K. Robbins	44	Senior Vice President, North American Field Operations	2002
Jan Silverman	54	Senior Vice President, Strategic Technology Initiatives	2001
Jeffrey Zellmer	44	Senior Vice President and Chief Financial Officer	2000

Executive officers of SGI are elected annually by the Board of Directors and serve at the Board's discretion. There are no family relationships among any directors, nominees for director or executive officers of SGI.

Mr. Bishop was appointed Chairman and Chief Executive Officer of SGI in the fall of 1999. From July 1995 to February 1999, he was the Chairman of the Board of Silicon Graphics World Trade Corporation. From 1986 to 1995, he was President of Silicon Graphics World Trade Corporation and responsible for all activities of SGI outside North America.

Mr. Pratt was appointed Chief Operating Officer of SGI in May of 2001. He has held a variety of general and engineering management positions at SGI since 1991 and was made Executive Vice President of Engineering and Manufacturing in May of 2000. Prior to that and beginning in 1998, he served as President and General Manager of Alias, a graphics software business that was wholly-owned by SGI.

Mr. Coggins was appointed Senior Vice President, Europe, the Middle East and Africa, of SGI in July 2001. Prior to joining SGI, he was senior vice president and general manager of Amdahl Europe. He had been employed by Amdahl Corporation, including five years as the marketing director of Amdahl Europe, since 1977.

Ms. Escher was made Senior Vice President and General Counsel in May of 2001. She was appointed Vice President and General Counsel in April 1999. She joined SGI in July 1993 as Securities Counsel and served as the Director of Corporate Legal Services between September 1996 and April 1999.

Dr. Goh was appointed Senior Vice President and Chief Technology Officer in May of 2001. He was made Vice President and Chief Technology Officer in October 2000, Vice President of Global Systems Engineering in October of 1999, and a Chief Scientist in December 1998. He joined SGI in September 1989 and has held a variety of systems engineering positions since that time.

Ms. Lanterman was named Vice President, Corporate Controller in April 2002 after joining SGI in July 2001 as Assistant Controller. She was a consultant to SGI from April 1999 until she was hired in 2001, working on projects including the implementation of our global Enterprise Resource Planning system and the divestiture of the Cray vector system business. Prior to joining SGI, she held project management and direct positions with several Fortune 500 high-tech companies in Silicon Valley and internationally and is experienced in treasury, finance and operational roles.

Mr. La Rosa joined SGI in September 2001 as Senior Vice President, Intercontinental (Asia Pacific, Latin America and Japan) Field Operations. Prior to joining SGI, he was Senior Vice President, Worldwide Sales, of CommVault Systems, Inc. in 2001. Prior to that, Mr. La Rosa held several vice president and executive positions in U.S. and international sales and marketing with IBM between 1992 and 2000. Before joining IBM, he was President of American Motion Systems, CEO of Lead Group International and held a number of US- and internationally-based vice president and executive management and technical positions at GE from 1967 to 1986.

Mr. Robbins was made Senior Vice President, North American Field Operations of SGI in July 2001. He was appointed Vice President, U.S. Federal Systems in 1997 and President of SGI's Silicon Graphics Federal subsidiary upon its formation in September 1999. He has held a variety of sales and sales management positions at SGI since 1991.

Mr. Silverman was appointed Senior Vice President, Strategic Technology Initiatives in August 2003. Prior to that, he was appointed Senior Vice President, Marketing in April of 2001. He joined SGI in May of 1999 as Vice President of Server Marketing. Prior to joining SGI, he held a number of marketing director and product management positions, including the head of marketing for Internet imaging operations at Hewlett-Packard from September 1996 through April 1999.

Mr. Zellmer became Senior Vice President and Chief Financial Officer of SGI in July of 2001. He was appointed Vice President, Corporate Controller in July 2000. He has held a variety of financial management positions at SGI and its predecessor MIPS Computer Systems since 1988.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITY

SGI's common stock is traded on the New York Stock Exchange under the symbol SGI. The following table sets forth, for the periods indicated, the high and low close price on any given day within the quarter, and close price on the last day of each quarter for our common stock as reported on the NYSE.

Price Range for Common Stock

	Fiscal 2004			Fiscal 2003		
	Low	High	Close	Low	High	Close
First Quarter	$0.90	$1.29	$1.01	$0.82	$2.82	$0.89
Second Quarter	$0.92	$1.50	$1.34	$0.57	$1.72	$1.22
Third Quarter	$1.37	$3.80	$2.54	$1.12	$1.65	$1.65
Fourth Quarter	$1.51	$2.88	$2.22	$1.06	$1.54	$1.10

As of August 27, 2004, there were 8,488 registered holders of SGI's common stock. We have not paid any cash dividends on our common stock. As a result of our accumulated deficit position and restrictions in certain debt instruments, we do not anticipate paying cash dividends to common stockholders.

Recent Sales of Unregistered Securities

On February 19, 2004, we sold 18,181,818 shares of our common stock, par value $0.001 per share, for an aggregate purchase price of $50 million ($2.75 per share) to certain institutional investors in a private placement transaction. The proceeds, net of associated costs of approximately $3 million, have been and will be used for general working capital purposes.

On February 19, 2004, we also issued 959,520 shares of our common stock to certain of these institutional investors in connection with their conversion of $24 million aggregate principal amount of our 6.50% Senior Secured Convertible Notes due June 2009 into 19,190,400 common shares. In accordance with FAS 84, "Induced Conversion of Convertible Debt", we recorded approximately $3 million in non-cash interest expense representing the fair market value of the additional 959,520 shares of common stock issued.

The foregoing purchases and sales were exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof, on the basis that the transactions did not involve a public offering.

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial information has been derived from the audited consolidated financial statements. The information set forth in the table below is not necessarily indicative of results of future operations, and should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related footnotes included in Item 8 of this Form 10-K in order to fully understand factors that may affect the comparability of the information presented below. Results of operations for all years presented in this Form 10-K exclude operating results of our Alias application software business which is classified as discontinued operations (See Note 7).

	Years ended				
	June 25, 2004	June 27, 2003	June 28, 2002	June 30, 2001	June 30, 2000(3)
	(in thousands, except per share amounts)				
Operating Data:					
Total revenue	$ 842,002	$ 896,605	$1,277,274	$1,773,116	$2,239,003
Costs and expenses:					
Cost of revenue	492,845	563,480	760,319	1,232,287	1,484,116
Research and development	108,763	157,924	163,725	220,992	284,084
Selling, general and administrative	257,742	282,359	409,561	665,359	732,547
Other operating expense(1)	47,825	30,046	44,476	102,052	102,861
Operating loss	(65,173)	(137,204)	(100,807)	(447,574)	(364,605)
Interest and other income (expense), net(2)	(44,600)	(24,664)	18,701	(17,680)	(20,058)
Loss before income taxes	(109,773)	(161,868)	(82,106)	(465,254)	(384,663)
Net loss from continuing operations	$(100,246)	$(135,203)	$ (49,436)	$ (492,142)	$ (830,448)
Net loss	$ (45,770)	$(129,704)	$ (46,323)	$ (493,043)	$ (829,544)
Net loss per share basic and diluted:					
From continuing operations	$ (0.44)	$ (0.67)	$ (0.25)	$ (2.59)	$ (4.52)
Net loss	$ (0.20)	$ (0.64)	$ (0.24)	$ (2.59)	$ (4.52)
Shares used in the calculation of net loss per share:					
Basic	227,837	201,424	194,974	190,338	183,528
Diluted	227,837	201,424	194,974	190,338	183,528
Balance Sheet Data:					
Cash, cash equivalents and unrestricted investments	$ 156,865	$ 136,468	$ 208,240	$ 121,512	$ 251,410
Restricted investments	24,494	36,728	44,689	74,035	126,408
Total assets	569,924	649,854	910,119	1,283,029	1,839,211
Long-term debt and other	351,465	383,341	427,812	412,720	385,133
Stockholders' (deficit) equity	(122,678)	(164,891)	(54,641)	(25,283)	592,550
Statistical Data:					
Number of employees	2,655	3,714	4,443	5,428	6,186

(1) Fiscal 2004 amounts include net restructuring charges ($45 million) and asset impairment charges ($3 million). Fiscal 2003 amounts include net restructuring charges ($26 million) and asset impairment charges ($4 million). Fiscal 2002 amounts include net restructuring charges ($33 million) and asset impairment charges ($12 million). Fiscal 2001 amounts include net restructuring charges ($82 million) and asset impairment charges ($20 million). Fiscal 2000 amounts include net restructuring charges ($65 million) and asset impairment charges ($38 million).

(2) Fiscal 2004 amounts include a $31 million non-cash loss resulting from the extinguishment of the exchanged 5.25% Senior Convertible Notes due in 2004. Fiscal 2003 amounts include net interest expense of $23 million and a $3 million other than temporary decline in the value of an investment. Fiscal 2002 amounts include a $64 million gain on sale of 60% interest in SGI

Japan, Ltd. ("SGI Japan") and $24 million in class action lawsuit settlement expense. Fiscal 2001 amounts include an $83 million write-off of our investment in a private company and $50 million in gains from the sale of marketable investments. Fiscal 2000 amounts include a loss of $8 million on the sale of the Cray product line.

(3) Amounts reflect the March 31, 2000 sale of our Cray product line.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section and other parts of this Form 10-K contain forward-looking statements that involve risks and uncertainties. Forward-looking statements can also be identified by words such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimates", "potential" or "continue" and similar terms. Forward-looking statements are not guarantees of future performance and the Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed in the subsection entitled "Risks That Affect Our Business" below. The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included in Item 8 of this Form 10-K. All information presented herein is based on the Company's fiscal calendar. The Company assumes no obligation to revise or update any forward-looking statements for any reason, except as required by law.

Overview

We are a leading provider of products and services for high-performance computing, storage and visualization. We sell highly scalable servers, advanced visualization systems, desktop workstations, storage solutions and a range of software products that enable our customers in the scientific, technical and creative communities to solve their most challenging problems and provide them with strategic and competitive advantage in their markets. We also offer a range of services and solutions, including professional services, Reality Center immersive visualization centers, customer support and education. These products and services are targeted primarily towards five market segments: Defense and Security; Science and Research; Manufacturing; Energy; and Media.

We have incurred net losses and negative cash flows from operations for the past several years. The following overview describes key elements of our business strategy and our results achieved during fiscal 2004:

Repositioning SGI as a leader in supplying high performance systems based on the Intel Itanium processor and Linux operating system, while managing a long-term decline in sales of our traditional MIPS processor and IRIX operating system-based products. Fiscal 2004 saw an important milestone: for the first time sales of our Intel/Linux based Altix server family exceeded those of the MIPS/IRIX based Origin family. We expect this platform shift to continue in fiscal 2005 and to accelerate as we introduce our first graphics systems built on an Intel/Linux foundation later this year. This change in our approach to designing systems has not altered our market or customer focus, and we continue to focus on research and development investments, at rates above the industry average, with the goal of delivering value-added products.

Because our goal is clear differentiation and not just compatibility, we are required to work closely with Intel and with the Open Source Community to ensure that our products take full advantage of their underlying technologies and that those technologies evolve in ways that support our strengths. We also must make highly targeted investments in the technologies that will provide our performance differentiation.

Reducing our expenses to levels commensurate with our current revenues. We have reduced our total costs and expenses from $1.4 billion in fiscal 2002 to $1.0 billion in fiscal 2003 and further to

$907.2 million in fiscal 2004, as a result of restructuring actions which included headcount reductions and facility closures. These actions, as well as improved business processes, have also enabled us to retain relatively high gross margins for our industry (41.5% for the year ended June 25, 2004).

Generating cash from non-core assets and businesses. We have focused our investments on the core elements of our business and have sought to generate cash from the sale of non-core businesses, fixed assets and non-core intellectual property. As part of this strategy, we sold our Alias application software business in June 2004, yielding approximately $55 million in net cash proceeds after selling costs and also sold our manufacturing facility in Cortaillod, Switzerland in October 2003 for proceeds of $11 million.

Strengthening our balance sheet and liquidity. During the second quarter of fiscal 2004 we completed an exchange offer under which we issued $226 million principal amount in senior secured notes due in 2009 in exchange for notes that would otherwise have matured in September 2004. During the third quarter of fiscal 2004 we completed a private placement of common stock yielding net proceeds of $47 million. In addition, $35 million principal amount of our 6.50% Senior Secured Convertible Notes were converted, resulting in the issuance of approximately 28 million shares of common stock. At June 25, 2004 we had cash and equivalents and unrestricted marketable investments of $157 million compared with $136 million at June 27, 2003.

Results of Operations

The financial information and the discussion below should be read in conjunction with the accompanying consolidated financial statements and notes thereto. The following tables and discussion present certain financial information on a comparative basis. Our Alias application software business was sold in June 2004 (see Note 7) and its operating results are excluded from continuing operations and are reflected as discontinued operations for all periods presented in this Form 10-K.

	Years ended		
(numbers or percentages may not add due to rounding)	June 25, 2004	June 27, 2003	June 28, 2002
	(in millions, except per share amounts)		
Total revenue	$ 842	$ 897	$1,277
Cost of revenue	493	563	760
Gross profit	349	333	517
Gross profit margin	41.5%	37.2%	40.5%
Total operating expenses	414	470	618
Operating loss	(65)	(137)	(101)
Interest and other (expense) income, net	(45)	(25)	19
Loss from continuing operations before income taxes	(110)	(162)	(82)
Net loss from continuing operations	(100)	(135)	(49)
Net income from discontinued operations	54	5	3
Net loss	$ (46)	$ (130)	$ (46)
Net loss per share from continuing operations—basic and diluted	$(0.44)	$(0.67)	$(0.25)
Net income per share from discontinued operations—basic and diluted	0.24	0.03	0.02
Net loss per share from continuing operations—basic and diluted	$(0.20)	$(0.64)	$(0.24)

Revenue

The following discussion of revenue is based on the results of our reportable segments as described in Note 22 to the Consolidated Financial Statements. Total revenue is principally derived from three reportable segments: High-Performance Systems, Workstations and Global Services, which were determined based on factors including customer base, homogeneity of products, technology, delivery channels and other factors. Effective for fiscal 2004, we removed our prior generations of workstations, graphics systems and high-performance servers sold through our Remarketed Products Group from the High-Performance Systems and Workstations segments after reassessment of items such as economic characteristics, homogeneity of products, technology and other factors. Revenue from our Remarketed Products Group is now included in Other revenue. Prior year amounts have been restated to conform to current year presentation.

Total revenue in fiscal 2004 decreased $55 million or 6% compared with fiscal 2003, and fiscal 2003 revenue decreased $380 million or 30% compared with fiscal 2002. The overall decline in revenue from fiscal 2003 to fiscal 2004 was largely due to decreases in Workstations and Services revenue due to factors discussed below, despite year over year growth in sales of our Altix family of high-performance servers and integrated storage solutions. The decline in revenue from fiscal 2002 to fiscal 2003 reflected, among other factors noted below that affected particular product families, a global economic slowdown, a significant downturn in IT spending, strong competition from much larger companies, the suitability of low-cost cluster solutions for certain application segments and the impact of changing SGI Japan's status to a distribution model.

Revenue for fiscal 2002 included a one-time receipt of $63 million from Microsoft resulting from an agreement involving a patent cross-license and the sale of certain of SGI's intellectual property rights.

We expect certain of the factors mentioned above to continue to have an adverse impact on our future revenue levels. See "Risks That Affect Our Business."

The following table presents total revenue by reportable segment:

	Years ended		
	June 25, 2004	June 27, 2003	June 28, 2002
		(in millions)	
High-Performance Systems	$362	$315	$437
% of total revenue	43%	35%	34%
Workstations	$ 78	$136	$222
% of total revenue	9%	15%	17%
Global Services	$346	$383	$457
% of total revenue	41%	43%	36%
Other	$ 56	$ 63	$161
% of total revenue	7%	7%	13%

Fiscal 2004 High-Performance Systems revenue (which includes visualization systems, high-performance servers and integrated storage solutions) increased by $47 million or 15% compared with fiscal 2003 primarily due to increased sales of high-performance servers and integrated storage solutions, offset in part by a decline in sales of our visualization systems. Fiscal 2004 saw considerable growth in the Altix family of high-performance servers, offset in part by a decline in the Origin family of high-performance servers. For fiscal 2004, sales of our Altix servers surpassed sales of our Origin servers, with the cross-over point having occurred late in fiscal 2004. The major driver of the revenue increase was significant unit growth, particularly for the lower-end configurations of Altix servers offset in part by a decline in their average selling prices. To a lesser extent, increased average selling prices for the higher-end Altix configurations also contributed to High-Performance Systems revenue growth. Although average selling prices for both our low- and high-end Origin servers remained relatively stable during the year, a decline in overall volume coupled with a mix shift to the lower end configurations resulted in a decline in overall Origin server revenue. Integrated storage solutions revenue for fiscal 2004 compared with fiscal 2003 increased primarily due to sustained volume growth and average selling prices that remained relatively stable year over year, despite a recent shift in mix to lower-end storage solutions with lower average selling prices. Increases in overall High-Performance Systems revenue were offset in part by a decline in our visualization systems revenue. Despite increased unit sales in fiscal 2004 compared with fiscal 2003, a shift in mix from the higher-end visualization systems with a higher average selling price to the lower-end visualization systems with a lower average selling price contributed to the decline in visualization system revenue. In fiscal 2005, we plan to introduce our first graphics system built on an Intel/Linux platform.

Fiscal 2003 High-Performance Systems revenue decreased $122 million or 28% compared with fiscal 2002. The decline was primarily noted within the high-performance MIPS based server family and to a lesser extent within the visualization systems product family. These declines reflected delays in the acquisition of technology by private sector businesses concerned about the economy, our corporate viability and competitive factors including processor speeds, the suitability of low-cost cluster solutions for certain application segments, improvements in commodity graphics performance, and lower average selling prices. See "Risks That Affect Our Business."

Fiscal 2004 Workstations revenue decreased $58 million or 43% compared with fiscal 2003. The decrease was primarily attributable to the continuing long-term decline in the overall UNIX workstation market, an industry-wide trend that we expect will continue in fiscal 2005 as lower-cost personal computers continue to gain market share. Revenue from this segment has declined steadily over the past few years as we discontinued several product families based upon both the MIPS and Pentium® III microprocessors and as our medical OEM business diminished. Reduced volumes of our Octane® family of visual workstations, as we completed its end of life, and both reduced volumes and lower average selling prices of the Fuel visual workstation were the primary contributors to the workstations revenue decline in fiscal 2004 compared with fiscal 2003. These declines were partially offset by increased volumes and higher average selling prices associated with the Tezro visual workstation which was introduced in the first quarter of fiscal 2004.

Fiscal 2003 Workstations revenue decreased $86 million or 39% compared with fiscal 2002. This decline was attributable to the declining marketplace for UNIX workstations, particularly the end of life of our O2® family of workstations.

Global Services revenue is comprised of hardware and software support, maintenance and professional services. Fiscal 2004 Global Services revenue decreased $37 million or 10% compared with fiscal 2003. This decline was primarily attributable to a reduction in our traditional customer support revenue that is being affected by lower selling prices for new contracts compared with existing contracts, coupled with a decline in the overall installed base resulting from lower system sales in recent periods. Professional Services revenue, which includes third party product and SGI consulting services, decreased slightly in fiscal 2004 compared with fiscal 2003 principally due to a decline in third party product revenue.

Fiscal 2003 Global Services revenue decreased $74 million or 16% compared with fiscal 2002. This decline was primarily attributable to a reduction in our traditional customer support revenue caused by lower selling prices for new contracts and a decline in the overall installed base reflecting lower system sales volumes.

Other revenue is generally comprised of our operating units that are not reportable segments, primarily revenue associated with prior generations and remarketed versions of workstations, graphics systems and high-performance servers available through our Remarketed Products Group. Fiscal 2004

Other revenue decreased $7 million or 11% compared with fiscal 2003 due largely to a reduction in revenue from our re-marketed visualization systems and Origin high-performance servers.

Fiscal 2003 Other revenue decreased $98 million or 61% compared with fiscal 2002. This decline was principally due to the absence of a transaction similar to the fiscal 2002 receipt of $63 million from Microsoft resulting from an intellectual property agreement involving a patent cross-license and the sale of certain of SGI's intellectual property rights coupled with a reduction in revenue from our re-marketed visualization systems and Origin high-performance servers.

Total revenue by geographic area for fiscal 2004, 2003 and 2002 was as follows (in millions):

	Years ended		
	June 25, 2004	June 27, 2003	June 28, 2002
Area			
Americas	$548	$578	$ 809
Europe	211	221	290
Rest of World	83	98	178
Total revenue	$842	$897	$1,277

Geographic revenue as a percentage of total revenue for fiscal 2004, 2003, and 2002 was as follows:

	Years ended		
	June 25, 2004	June 27, 2003	June 28, 2002
Area			
Americas	65%	64%	63%
Europe	25%	25%	23%
Rest of World	10%	11%	14%

Geographic revenue as a percentage of total revenue in fiscal 2004 remained relatively unchanged compared with fiscal 2003. The fluctuation in geographic revenue as a percentage of total revenue between Europe and Rest of World business in fiscal 2003 compared with fiscal 2002 was primarily due to a decline in revenue generated in Japan caused by an overall economic decline in the Japanese economy and the impact of no longer consolidating the financial results of SGI Japan, as a result of our sale of a majority interest in that company.

Our consolidated backlog at June 25, 2004 was $109 million, down from $140 million at June 27, 2003. Backlog is comprised of committed purchase orders for products and professional services deliverable within three to nine months, depending on the product family. Backlog declines were noted in both Europe and Rest of World. From a segment standpoint, backlog declined primarily within High Performance Systems, specifically the Origin product line (offset in part by an increase in Altix backlog) and to a lesser degree within integrated storage solutions and workstations. See "Business—Seasonality and Backlog" in Part I, Item 1 of this Form 10-K.

Gross Profit Margin

Cost of product and other revenue includes costs related to product shipments, including materials, labor, overhead and other direct or allocated costs involved in their manufacture or delivery. Costs associated with non-recurring engineering revenue are included in cost of sales, unless the non-recurring engineering effort meets the criteria for government funded research, as outlined in Financial Accounting Standards Board ("FASB") Statement No. 2 "Accounting for Research and Development Costs". If the contract meets the criteria for a government funded research arrangement, the costs to deliver the contract are included in research and development expense. Cost of service revenue includes all costs incurred in the support and maintenance of our products, as well as costs to deliver professional services including the costs associated with third-party products.

Overall gross profit margin increased to 41.5% in fiscal 2004 from 37.2% in fiscal 2003. Fiscal 2004 product and other gross profit margin increased by 4.9 percentage points compared with fiscal 2003, of which 3.9 percentage points represents savings from improved manufacturing efficiencies and procurement cost controls. The remaining improvements in product and other gross profit margin are principally due to both stable average selling prices coupled with volume growth for our integrated storage solutions as well as an increase in workstation average selling prices resulting from a shift in mix to higher margin configurations despite reduced volumes. These improvements were offset in part by a continuing shift in mix from the traditionally higher margin Origin servers to the lower margin Altix servers. Fiscal 2004 service gross profit margin improved 3.5 percentage points compared with fiscal 2003 despite declining revenue levels, primarily due to overall cost control measures.

Overall gross profit margin decreased to 37.2% in fiscal 2003 from 40.5% in fiscal 2002. Fiscal 2003 product and other gross profit margin decreased by 7.7 percentage points compared with fiscal 2002. Included in fiscal 2002 results was $63 million in revenue recognized from the Microsoft intellectual property agreement recorded at 100% margin which accounted for 4.6 percentage points of the change in product and other gross margin from fiscal 2002 to fiscal 2003. The remainder of the decrease for fiscal 2003 was due to an unfavorable mix shift from servers with high end configurations to less profitable low end configurations, along with the introduction of Altix in fiscal 2003 which carries lower margins than the MIPS based high performance servers. Additionally, pricing pressure increased in some very price-sensitive markets such as manufacturing due to declining competitiveness in single-processor performance. Fiscal 2003 service gross profit margin improved 4.5 percentage points compared with fiscal 2002 despite declining revenue levels, primarily due to overall cost control measures.

Operating Expenses

	Years ended		
	June 25, 2004	June 27, 2003	June 28, 2002
		(in millions)	
Research and development	$109	$158	$164
% of total revenue	13%	18%	13%
Selling, general and administrative	$258	$282	$410
% of total revenue	31%	31%	32%
Other	$ 48	$ 30	$ 44
% of total revenue	6%	3%	3%

Total fiscal 2004 operating expenses decreased $56 million or 12% compared with fiscal 2003. Fiscal 2004 operating expenses included $48 million of charges for restructuring and asset impairment costs, about $28 million of which related to relocation of our headquarters to the new Crittenden Technology Center campus. Total fiscal 2003 operating expenses decreased $148 million or 24% compared with fiscal 2002. Fiscal 2003 operating expenses included $30 million of charges for restructuring and asset impairment costs. The significant decline in operating expenses in both years was primarily due to lower headcount as a result of restructuring activities and attrition and the impact of our overall expense control measures aimed at bringing expenses more in line with revenue levels.

Research and development Fiscal 2004 research and development spending decreased $49 million or 31% compared with fiscal 2003. The fiscal 2004 decrease reflects a 32% decline in headcount and an overall reduction in research and development activities as a result of continued restructuring actions in order to align expenses with lower revenue levels. Research and development spending decreased $6 million or 4% in fiscal 2003 compared with fiscal 2002. The fiscal 2003 decrease reflected similar factors. We will continue to focus our research and development investments towards potential growth areas, including investments in our Altix family of servers and the new family of Intel/Linux visualization products we expect to introduce in fiscal 2005, while leveraging the research and development efforts of our industry partners as we continue to move to product lines that incorporate industry standard technologies.

Selling, general and administrative Fiscal 2004 selling, general and administrative expenses decreased $24 million or 9% compared with fiscal 2003. This decrease in operating expenses resulted primarily from a 16% decline in headcount as a result of restructuring and personnel attrition, and the impact of our overall expense control measures aimed at bringing operating expenses more in line with revenues. Selling, general and administrative expenses decreased $128 million or 31% in fiscal 2003 compared with fiscal 2002. The fiscal 2003 decrease reflected reduced headcount as a result of restructuring activities and attrition, significantly reduced commission and outside service expenses and the impact of our overall expense control measures aimed at bringing operating expenses more in line with revenues.

Other operating expense Over the past several years, we have initiated a number of restructuring actions under various plans aimed at bringing our expenses more in line with prevailing revenue levels and restoring long-term profitability to SGI. See Note 4, "Other Operating Expense," for further information regarding these activities. These actions have resulted in both headcount reductions and facility closures. Other operating expense for fiscal 2004 represented a charge for estimated restructuring of $49 million and charges of $3 million related to the impairment of assets, partially offset by $4 million of adjustments to previously recorded restructuring charges. Other operating expense for fiscal 2003 represented a charge for estimated restructuring of $28 million and charges of $4 million associated with the impairment of assets, partially offset by $2 million of adjustments to previously recorded restructuring charges. Other operating expense for fiscal 2002 represented a charge for estimated restructuring of $46 million and charges of $12 million associated with the impairment of assets, partially offset by adjustments to previously recorded restructuring charges of $13 million. As a result of these restructuring actions, we anticipate cash outflows of $1 million through fiscal 2005 for severance and related charges and $108 million through fiscal 2013 for facilities related expenditures, net of estimated sublease income of $95 million. Due to these actions, we have reduced our total costs and expenses from $1.4 billion in fiscal 2002 to $1.0 billion in fiscal 2003 and further to $907.2 million in fiscal 2004. The relocation of our Mountain View, California headquarters, which we completed in fiscal 2004, is expected to result in a net reduction in our facilities occupancy costs of approximately $14 million to $17 million per year beginning in fiscal 2005 and is expected to result in approximately $75 million in cash savings through fiscal 2013.

Interest and Other

	Years ended		
	June 25, 2004	June 27, 2003	June 28, 2002
		(in thousands)	
Interest Expense	$(19,234)	$(25,484)	$(22,959)
Foreign exchange gain (loss)	$ 2,402	$ 2,700	$ (7,645)
Miscellaneous income (expense)	1,289	(1,664)	48,485
Investment gain (loss)	194	(2,981)	(4,363)
Interest income	1,664	2,765	5,183
Loss on early extinguishment of debt	(30,915)	—	—
Total Interest income and other, net	$(25,366)	$ 820	$ 41,660

Interest Expense Interest expense decreased 25% in fiscal 2004 primarily due to a $7 million credit to interest expense related to premium amortization on our 6.50% Senior Secured Convertible Notes (see Note 16), offset in part by $3 million in interest expense associated with the induced conversion of a portion of these same convertible notes. Over the term of the 6.50% Senior Secured Convertible Notes (due June 1, 2009), we expect to record a credit to interest expense of approximately $1 million per quarter related to premium amortization assuming no notes are converted to stock. If these notes are converted to stock, then the credit will be larger in any given period with lower premium amortization in future periods. Interest expense increased 11% in fiscal 2003 compared with fiscal 2002 primarily due to the full year impact of higher interest rates on our Yen-based loan, which was restructured in mid-fiscal 2002 (see Note 8).

Interest Income and Other, Net Interest income and other, net includes interest income on our cash investments, gains and losses on other investments, and other non-operating items. Interest income and other, net for fiscal 2004, excluding the loss on the early extinguishment of debt, primarily included $2 million of income in settlement for terminating a contractual arrangement. Interest income and other, net for fiscal 2003 included the receipt of $2 million in minority interest income related to our interest in SGI Japan, a $2.5 million impairment charge against an investment held at cost and a $6 million overall loss on the sale of certain parcels of land that occurred throughout the fiscal year. Interest income and other, net for fiscal 2002 included a $64 million gain from the sale of 60% of our interest in SGI Japan recognized in the second quarter of fiscal 2002, a charge of $24 million for the settlement of a securities class action lawsuit involving a payment of $4 million in cash and the issuance of 8 million shares of common stock and a $4 million loss on the sale of a building recognized in the first quarter of fiscal 2002.

Loss on Extinguishment of Tendered Debt During the second quarter of fiscal 2004, we successfully completed an exchange offer for 98% of our 5.25% Senior Convertible Notes due to mature in September 2004. The exchange offer was accounted for as a debt extinguishment and resulted in a non-cash loss of approximately $31 million, primarily representing the difference between the fair value of the new debt instruments and the net carrying value of the extinguished debt. The difference is treated as a premium on the new Senior Secured Convertible Notes and is being amortized as an offset to interest expense over the term of the Notes. Also included in the $31 million loss is a write-off of $0.4 million in debt issuance costs associated with the extinguished debt. See Note 16 "Long-Term Debt" for further information.

Provision for Income Taxes

Our net benefit for income taxes from continuing operations for fiscal 2004 and 2003 totaled $10 million and $27 million, respectively. The benefit provision in these years arose principally from the reassessment of our global tax exposures, and the refunds associated with certain U.S., federal, state and foreign income taxes paid in prior years, partially offset by net income taxes payable in foreign jurisdictions. We did not recognize a benefit for our fiscal 2004 and 2003 losses, since the resulting deferred tax asset does not meet the criteria for realization under SFAS No. 109.

Our net benefit for income taxes from continuing operations for fiscal 2002 totaled $33 million and arose principally from a change in the U.S income tax laws that resulted in additional U.S. income tax refunds related to the operating results of fiscal 2001. Partially offsetting this federal income tax benefit were various provisions for income taxes payable in state and foreign jurisdictions. We did not recognize a benefit for our fiscal 2002 loss, since the resulting deferred tax asset does not meet the criteria for realization under SFAS No. 109.

At June 25, 2004, we had gross deferred tax assets arising from deductible temporary differences, tax losses, and tax credits of $821 million. The gross deferred tax assets are offset by a valuation allowance of $744 million and deferred tax liabilities of $80 million. The valuation allowance of $744 million includes $25 million attributable to benefits of stock option deductions, which, if recognized, will be allocated directly to paid-in-capital.

At June 25, 2004, we had United States federal, state, and foreign jurisdictional net operating loss carryforwards of approximately $1.3 billion, $354 million and $196 million, respectively. The federal losses will begin expiring in fiscal year 2010, the state losses will begin expiring in fiscal 2005, and the foreign losses will begin expiring in fiscal year 2005. At June 25, 2004, we also had general business credit carryovers of approximately $41 million for United States federal tax purposes, which will begin expiring in fiscal year 2005, and state R&D credits of $29 million, which do not have fixed expiration dates. There is a risk that our ability to use our existing carryforwards in the future could be limited and not available to offset income tax liabilities from future profits. See "Risks That Affect Our Business".

Discontinued Operations

On April 14, 2004, we entered into a definitive agreement for the sale of our Alias application software business to Accel-KKR, a technology-focused private equity investment firm. The transaction closed on June 15, 2004. As a result of this transaction, we have presented the operating results of Alias as a discontinued operation for all periods presented. We received $58.4 million in gross proceeds from the sale and recorded a net gain of $50.5 million. Also included in fiscal 2004 net income from discontinued operations are the operating results of Alias representing $4.0 million in net income after tax. SGI transferred approximately 430 employees to Accel-KKR as a result of the sale and has no liability related to Alias that remained with us that would impact our results of operations or liquidity. See Note 7 "Discontinued Operations" for further information.

Impact of SGI Japan Transaction

During the second quarter of fiscal 2002, we sold a 60% equity interest in SGI Japan to NEC and NEC Soft. This transaction affected our fiscal 2002 results in several ways. As a minority shareholder, we no longer consolidate the financial results of SGI Japan. We also recognize revenue based on the contractual distribution price of products sold to SGI Japan, which for the initial term of our 3 year distribution agreement is based on historical pricing. Gross margins are negatively affected by the shift to distributor pricing, which is lower than the price to ultimate customers, offset to some extent by the amortization of the deferred revenue of $10 million that was allocated to the estimated fair value of the exclusive distribution agreement. This deferred revenue is being recognized as revenue over a three-year period beginning in the third quarter of fiscal 2002.

Off-Balance Sheet Arrangements

In the ordinary course of business, we entered into off-balance sheet arrangements as defined by the SEC Final Rule 67 (FR-67), "Disclosure in Management's Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations", including certain guarantees and indemnifications. None of these off-balance sheet arrangements either has, or is reasonably likely to have, a material current or future effect on financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. See Note 14 "Guarantees," to the Consolidated Financial Statements for further information regarding these guarantees and indemnifications.

Contractual Obligations

The following table summarizes our significant contractual obligations at June 25, 2004, and the effect such obligations are expected to have on our liquidity and cash flows in future periods. This table excludes amounts already recorded on our consolidated balance sheet as current liabilities at June 25, 2004.

	Payments Due by Period				
(In thousands)	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Long-Term Debt Obligations:					
6.50% Senior Secured Convertible Notes due June 2009	$189,081	$ —	$ —	$189,081	$ —
6.125% Convertible Subordinated Debentures due February 2011	56,776	—	5,026	11,500	40,250
10.00% Japanese Yen fixed rate loan due December 2004 (payable in quarterly installments)	13,926	13,926	—	—	—
5.25% Senior Convertible Notes due September 2004	3,849	3,849	—	—	—
11.75% Senior Secured Notes due June 2009	2,386	—	—	2,386	—
Capital Lease Obligation(1)	1,952	488	976	488	—
Operating Lease Obligations(2)	336,444	51,665	82,836	71,734	130,209
Purchase Obligations(3)	39,855	32,739	6,591	525	—
Total(4)	$644,269	$102,667	$95,429	$275,714	$170,459

(1) Capital lease obligation represents a capital lease of servers for our global Enterprise Resource Planning ("ERP") system.

(2) Operating lease obligations consist primarily of non-cancelable operating leases including facilities vacated as part of our restructuring activities and exclude the benefit of sublease income. These obligations primarily relate to the sublease of our Amphitheatre Technology Center campus (see Note 4).

(3) Purchase obligations include all commitments to purchase goods or services of either a fixed or minimum quantity that meet any of the following criteria: they are non-cancelable; we would incur a penalty if the agreement was cancelled; or we must make specified minimum payments even if we do not take delivery of the contracted products or services ("take-or-pay"). If the obligation to purchase goods or services is non-cancelable, the entire value of the contract is included in the table above. If the obligation is cancelable, but we would incur a penalty if cancelled, the dollar amount of the penalty is included as a purchase obligation. Contracted minimum amounts

specified in take-or-pay contracts are also included in the above table as they represent the portion of each contract that is a firm commitment.

(4) Excluding long-term debt obligations, totals do not include contractual obligations recorded on the balance sheet as liabilities.

For the purpose of this table, contractual obligations for purchase goods or services are defined as agreements that are enforceable and legally binding on us and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable prices provisions, and the approximate timing of the transaction. The expected timing of payment of the purchase obligations discussed above is estimated based on current information. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods and services or changes to agreed-upon amounts for some obligations.

Financial Condition

At June 25, 2004, unrestricted cash and cash equivalents and marketable investments totaled $157 million compared with $136 million at June 27, 2003. The balance sheet at June 25, 2004 and June 27, 2003 also reflects approximately $24 million and $37 million, respectively, of restricted investments. Restricted investments at June 25, 2004 and June 27, 2003 consisted of short- and long-term investments pledged as collateral against bank credit facilities. The increase in cash and cash equivalents compared with the prior year is primarily the result of our fiscal 2004 investing and financing activities, including the sale of our Alias application software business and the sale of common stock through a private placement transaction, offset in part by cash consumed in operations. The decrease in cash and cash equivalents in fiscal 2003 compared with the fiscal 2002 was primarily due to operating and investing activities.

Primarily as a result of net losses, operating activities from continuing operations used $62 million in cash in fiscal 2004, compared with using $45 million and $23 million in fiscal 2003 and 2002, respectively. Net loss for each of the past three years was adjusted for income from discontinued operations in order to present cash flows from operating activities from continuing operations. Net loss for fiscal 2004 was also adjusted to remove the impact of a $51 million gain on the disposition of discontinued operations. We further adjusted net loss from continuing operations for the following significant non-cash items: a $31 million loss on the early extinguishment of tendered debt, $80 million in depreciation and amortization, $3 million in asset impairments associated with restructuring activities and $3 million in interest expense associated with the induced conversion of a portion of our 6.50% Senior Secured Convertible Notes. Fiscal 2003 net loss from continuing operations was adjusted to remove the impact of $93 million in depreciation and amortization, a $6 million loss on the sale of corporate real estate and $4 million in asset impairments associated with restructuring activities. Fiscal 2002 net loss from continuing operations was adjusted to remove the impact of $156 million in depreciation and amortization, $12 million in asset impairments associated with restructuring activities and a $64 million gain from the sale of a 60% interest in SGI Japan that was reflected as a cash flow from investing activities.

The negative operating cash flows from continuing operations in fiscal 2004, 2003 and 2002 were primarily a result of continued restructuring actions and declining revenue levels. Cash payments for severance and contractual and facilities obligations related to restructuring actions totaled approximately $53 million, $39 million and $81 million, respectively. These restructuring actions are expected to result in additional future cash outlays of approximately $109 million, of which approximately $30 million are projected to occur in fiscal 2005. In addition to the impact of restructuring actions, negative operating cash flows in fiscal 2004, 2003 and fiscal 2002 were primarily due to declining revenue levels which had a corresponding impact on our deferred revenue and accounts receivable balances. Decreased accounts receivable balances were also attributable to increased focus on customer cash collections and improved cash management programs that helped to improve our days sales outstanding from an average of 61 days in fiscal 2002 to 50 days in fiscal 2003 and to 49 days in fiscal 2004. Decreased inventory levels also caused by declining revenue levels and increased focus on tight management of inventory in fiscal 2003 and 2002 helped to offset negative operating cash flows in these fiscal years. In fiscal 2004, despite declines in revenue levels and improvements in manufacturing inventory management, an increase in demonstration systems inventory contributed to negative operating cash flows from continuing operations.

Investing activities, other than changes in our marketable and restricted investments, provided $42 million in cash during fiscal 2004. The principal investing activities during fiscal 2004 were the sale of our Alias application software business for proceeds of $58 million and the sale of our manufacturing facility in Cortaillod, Switzerland for proceeds of $11 million. These proceeds were partially offset by $18 million in capital expenditures and a $9 million increase in other assets including debenture costs. Investing activities, other than changes in our marketable and restricted investments, consumed $31 million in cash during fiscal 2003. The principal investing activities during fiscal 2003 consisted of increases in other assets including prepaid software licenses, equity income resulting from our investment in SGI Japan and capital expenditures of $18 million, offset in part by $8 million in proceeds received from the sale of land. Investing activities, other than changes in our marketable and restricted investments, provided $85 million in cash during fiscal 2002. Among the principal investing activities of fiscal 2002 were the sale of a 60% interest in SGI Japan for proceeds of $91 million and the sale of corporate real estate and other assets for proceeds of $29 million, which were offset in part by capital expenditures of $28 million.

Financing activities over the past three years have included the repayment of debt and the issuance of common stock in a private placement transaction and under employee stock purchase and option plans. Financing activities during fiscal 2004 provided $28 million compared with using $8 million and $5 million during fiscal 2003 and fiscal 2002, respectively. The principal financing activity during fiscal 2004 was the sale of approximately 18 million shares of our common stock to certain institutional investors in a private placement transaction. The transaction resulted in an aggregate purchase price of $50 million and net proceeds of $47 million. During fiscal 2004, we also completed an exchange offer under which we issued $226 million principal amount of 6.50% Senior Secured Convertible Notes and 11.75% Senior Secured Notes both due 2009 in exchange for notes that would otherwise have matured in September 2004. In connection with this transaction, we repaid $18 million of our debt and paid approximately $4 million of debt issuance costs. Principal financing activities during fiscal 2003 included $11 million in debt payments, partially offset by $3 million in proceeds from the sale of common stock through the employee stock purchase plan and employee stock options. The principal financing activities during fiscal 2002 included the retirement of a $13 million mortgage on our manufacturing facility in Switzerland and the non-cash restructuring of the yen denominated debt from $50 million to $37 million in the second quarter in conjunction with the sale of a majority equity interest in SGI Japan.

We have incurred net losses and negative cash flows from operations during each of the past several fiscal years. At June 25, 2004, our principal sources of liquidity included unrestricted cash and marketable investments of $157 million, up from $136 million at June 27, 2003. We also experience significant intra-quarter fluctuations in our cash levels due to timing differences between our payments to vendors and our collections from customers, with the result that our cash balances are generally at their highest point at the end of each quarter and significantly lower at other times. As a result, we continue to focus on expense controls and working capital efficiencies to maintain adequate levels of unrestricted cash within each quarter.

The terms of our existing indebtedness may affect our operating flexibility, including our ability to raise additional capital if needed: We have an asset-based credit facility that matures in April 2005 that we use for the purpose of issuing letters of credit supporting certain lease obligations. The facility is secured by our U.S. and Canadian accounts receivable, U.S. inventory and equipment, certain intellectual property and $10 million cash collateral. We also deposit additional cash whenever eligible accounts receivable and other collateral fluctuate below the level needed to secure our letters of credit. At June 25, 2004, this facility was secured by a total of $16 million cash collateral. At June 25, 2004, we also have outstanding $191 million aggregate principal amount of senior secured convertible notes and senior secured notes, both due in 2009.

Covenants in the credit facility require us to maintain minimum levels of earnings before interest, taxes, depreciation and amortization, or EBITDA, minimum cash and cash equivalents levels, and set maximum capital expenditure levels. The credit facility and the indentures governing the secured notes also contain covenants that, among other things, limit our ability to incur additional indebtedness, issue or pay dividends on capital stock, repurchase capital stock or prepay or repurchase subordinated debt. A failure to comply with these covenants could entitle the lender to accelerate the underlying obligations. On several occasions during fiscal 2003 and 2004 we were in violation of financial and administrative covenants in the credit facility or its predecessor facility, including for the fourth quarter of fiscal 2004 when we failed to meet the required EBITDA level. In each case we received a waiver of compliance from the lender.

We are committed to our goal of re-establishing profitable operations and positive cash flow. While a forecast of future events is inherently uncertain, we believe that the combination of our current resources and cash expected to be generated from our fiscal 2005 financial plan will be sufficient to meet our financial obligations through fiscal 2005. If we experience a material shortfall versus our plan for fiscal 2005, we expect to take all appropriate actions to ensure the continuing operation of our business and to mitigate any negative impact on our profitability and cash reserves. We believe that we have a range of actions we can take to achieve this outcome, including but not limited to expense-related actions such as further reductions in headcount-related expenses, additional consolidation of administrative functions and re-evaluation of our global distribution model. We also believe that we can take actions to generate cash by licensing intellectual property, seeking funding from marketing partners and key government customers, and seeking further equity or debt financing from strategic partners or financial sources. Beyond fiscal 2005, the adequacy of our resources will depend largely on our success in re-establishing profitable operations and positive operating cash flows. See "Risks That Affect Our Business."

Critical Accounting Policies and Estimates

SGI's discussion and analysis of its financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. On an on-going basis, we evaluate these estimates, including: those related to customer programs and incentives; bad debts; inventory; lease residual values; warranty obligations; restructuring; income taxes and contingencies. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates.

Management has discussed the development and selection of the following critical accounting policies and estimates with the audit committee of our board of directors and the audit committee has reviewed our disclosures relating to them.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements. For all of these policies, we caution that future events often do not develop exactly as forecasted, and that even the best estimates routinely require adjustment.

Revenue Recognition. A majority of our revenue is derived from sales that are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed and determinable and collectibility is reasonably assured. Certain revenue is generated from contracts where we are obligated to deliver multiple products and/or services. In these instances, we must assess the arrangement to determine whether the elements of the arrangement should be treated as separate units of accounting for revenue recognition purposes and if so, how the total contract price should be allocated among the elements and when revenue should be recognized for each element. We recognize revenue for delivered elements only when there is objective and reliable evidence of the fair value of the undelivered items and customer acceptance, if applicable, has been obtained. Allocation of the total contract price between each element of the arrangement may impact the timing of revenue recognition, but will not change the total revenue recognized on the contract.

Certain contracts involving multiple elements may be delivered over a longer duration of time. In these instances, we typically recognize revenue using the proportional performance method. In applying the proportional performance method, we recognize revenue as work progresses, based on the percentage that incurred costs to date bear to estimated total costs. We apply this method when we can obtain reasonably reliable estimates of contract costs. As work progresses on these contracts we adjust our cost estimates as the facts warrant. The profit on the contracts is subject to revision over the life of the contract. The impact of these revisions are recorded to revenue and cost of goods sold in the period in which the facts that give rise to the revision become known.

Product Warranties. We provide for the estimated cost to warrant our products against defects in materials and workmanship at the time revenue is recognized. We estimate our warranty obligation based on factors such as product lifecycle analysis and historical experience, and our estimate is affected by data such as product failure rates, material usage and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability would be required. On a quarterly basis, these estimates are reviewed and adjusted as considered necessary based on the factors noted above. Over the past three years, changes in product warranties estimates have decreased the reserve by approximately $1 million in both fiscal 2002 and 2004 while increasing the reserve by approximately $300 thousand in fiscal 2003.

Manufacturing Inventory and Spare Parts. We write down our manufacturing inventory for estimated excess, obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value. At the end of each quarter, we perform an in depth excess and obsolete analysis of all manufacturing inventory parts on order and on hand based upon assumptions about future demand and current market conditions. For all spare parts on hand, our analysis is based on assumptions about product life cycles, historical usage, current production status and installed base. Additional adjustments to manufacturing inventory and parts may be required if actual market conditions are less favorable than those projected by us during the analyses.

Lease Residual Values. Effective beginning in the second half of fiscal 2004, we now retain a residual interest in the products sold under certain lease arrangements, representing the estimated fair market value of the equipment at the end of the lease term. The residual value is derived for each significant product family based upon the following factors: historical data regarding recovery of residual values; current assessment of market conditions for used equipment; and any forward-looking projections deemed significant, particularly those relating to upcoming technology or changing market conditions. Residual values are evaluated periodically to determine if other-than-temporary declines in estimated residual values are indicated. Any anticipated increase in future residual values is not recognized until the used equipment is remarketed. Factors that could cause actual results to differ materially from the estimates include: severe changes in the used equipment market and unforeseen changes in technology.

Bad Debts. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. When we become aware of a specific customer's inability to pay their outstanding obligation for reasons such as deterioration in their operating results or financial position or bankruptcy proceedings, we record a specific reserve for bad debt to reduce their receivable to an amount we reasonably believe is collectible. If the financial condition of specific customers were to change, our estimates of the recoverability of receivables could be further adjusted. We also record allowances for doubtful accounts for all other customers based on a variety of factors including the length of time the receivables are past due and historical experience. On a quarterly basis, these estimates are reviewed and adjusted as considered necessary based on the criteria noted above.

Restructuring. In recent fiscal years, we have recorded significant accruals in connection with our restructuring programs. These accruals include estimates of employee separation costs and the settlements of contractual obligations, including lease terminations resulting from our actions. Accruals associated with vacated facilities and related asset impairments are estimated in accordance with SFAS No. 5, "Accounting for Contingencies" and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", respectively. Estimates may be adjusted upward or downward upon occurrence of a future triggering event. Triggering events may include, but are not limited to, changes in estimated time to sublease, sublease terms and sublease rates. Due to the extended contractual obligations of certain of these leases and the inherent volatility of commercial real estate markets, we expect to make future adjustments to these vacated facilities accruals. Over the past three years, various triggering events have caused our estimates to decrease by $4 million, $2 million and $13 million in fiscal 2004, 2003 and 2002, respectively.

Income Taxes. Estimates and judgments occur in the calculation of certain tax liabilities and in the determination of the recoverability of certain deferred tax assets, which arise from temporary differences and carryforwards. We regularly assess the likelihood that our deferred tax assets will be realized from recoverable income taxes or recovered from future taxable income based on the realization criteria set forth under SFAS 109, "Accounting for Income Taxes," and we record a valuation allowance to reduce our deferred tax assets to the amount that we believe to be more likely than not realizable. In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize potential liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. If payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. If our estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense would result.

Loss Contingencies. We record an obligation for loss contingencies when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. Contingent liabilities are often resolved over long time periods and there is a reasonable probability that the ultimate loss will differ from and perhaps exceed the recorded provision. Estimating probable losses requires analysis of multiple factors that often depend on judgments about the outcome of pending lawsuits and potential actions by third parties including government agencies. Over the past two years, we have resolved lawsuits whereby the ultimate outcome caused us to partially reverse previously recorded contingent liabilities in the amount of $5 million and $9 million in fiscal 2004 and 2003, respectively.

Other Significant Accounting Policies. Other significant accounting policies not involving the same level of measurement uncertainties as those discussed above, are nevertheless important to an understanding of the financial statements. Policies regarding financial instruments, stock-based compensation and consolidation require difficult judgments on complex matters that are often subject to multiple sources of authoritative guidance. Certain of these matters are among topics currently under reexamination by accounting standards setters and regulators. Although no specific conclusions reached by these standards setters appear likely to cause a material change in our accounting policies, outcomes cannot be predicted with confidence.

Recent Accounting Pronouncements

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," which addresses consolidation by business enterprises of variable interest entities ("VIE's") either: (1) that do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) in which the equity investors lack an essential characteristic of a controlling financial interest. In December 2003, the FASB completed deliberations of proposed modifications to FIN 46 ("Revised Interpretations") resulting in multiple effective dates based on the nature as well as the creation date of the VIE. VIEs created after January 31, 2003, but prior to January 1, 2004, may be accounted for either based on the original interpretation or the Revised Interpretations. The Revised Interpretations have been applied to our second quarter of fiscal 2004. VIE's created after January 1, 2004 must be accounted for under the Revised Interpretations. We have not entered into any material arrangements with VIE's created after January 31, 2003. The adoption of FIN 46 did not have a material impact on our consolidated financial position, results of operations or cash flows. If we enter into any such arrangement with a variable interest entity in the future, our consolidated financial position or results of operations may be adversely impacted.

Risks That Affect Our Business

SGI operates in a rapidly changing environment that involves a number of risks, some of which are beyond our control.

Our success will require continued revenue growth from newer product families, including the SGI Altix product family. The SGI Altix family of servers and superclusters based on the Intel Itanium 2 processor and the Linux operating system was introduced in January 2003 and additional products in this line have been added during fiscal 2004. In fiscal 2005, we plan to expand our advanced graphics product line to include visualization systems based on Linux, Itanium 2, and SGI's scalable graphics technology. Risks associated with these new product lines include dependence on Intel in terms of price, supply, performance, product roadmaps and timely access to design specifications; the availability of Linux applications optimized for the 64-bit Itanium platform or our scalable systems architecture; acceptance of the Linux operating system in demanding environments; and competition from other suppliers of Intel-based servers, including clusters of low-end servers.

Our High-Performance Systems segment reported 15% year over year revenue growth in fiscal 2004, primarily as a result of Altix and storage product performance, while total company revenues declined six percent. Future revenue growth from our newer product families is especially important because revenues from our traditional MIPS and IRIX products and maintenance business have been declining at a faster rate than we have been able to increase sales of newer products. Our ability to achieve future revenue growth will depend significantly on the market success of these newer product families in servers, storage and visualization. If one or more of the product lines were to fail in the market, it could have an adverse effect on our business.

We are concentrating our R&D investments. As an increasing percentage of our R&D and marketing budget is devoted to potential growth areas, including the SGI Altix family, visualization and storage, a declining amount both in percentage and absolute terms is being devoted to the traditional MIPS and IRIX products, which continue to supply the bulk of our revenue. Managing this transition without unduly compromising the competitiveness of the MIPS and IRIX family and the quality of support received by customers will be key to our success. There can be no assurance that this transition will not impair our customer relationships and our competitive position.

We have been incurring losses and consuming cash in our operations. We have incurred net losses and negative cash flows from operations during each of the past several fiscal years. At June 25, 2004, our principal source of liquidity was unrestricted cash and marketable investments of $157 million, up from $136 million at June 27, 2003. We expect to continue to consume cash from operations in the first quarter of fiscal 2005. Due to the significant intra-quarter fluctuations in our cash levels that result from timing differences between our payments to vendors and our collections from customers, our cash levels tend to be at their highest at the end of the quarter. As a result, we continue to focus on expense controls and working capital efficiencies to maintain adequate cash levels. See "Financial Condition."

The terms of our debt obligations may limit our ability to raise additional capital and may adversely affect our business. We have an asset-based credit facility and two series of outstanding secured notes that may be declared to be in default and accelerated if we fail to meet certain financial and other covenants. See "Financial Condition." On several occasions during fiscal 2003 and 2004, including the fourth quarter of fiscal 2004, we were in violation of financial or administrative covenants under the credit facility. Although in each case we received a waiver from the lender, there can be no assurance that such a waiver will be available on acceptable terms in the event of a future default. If a default is declared and not waived or if the facility matures and is not renewed, we may not be able to obtain alternative sources of financing on acceptable terms. The need to comply with the terms of our debt obligations may also limit our ability to obtain additional financing and our flexibility in planning for or reacting to changes in our business and the industry.

In the future, we may need to obtain additional financing to fund our business or repay our debt, and we cannot assure you that financing will be available in amounts or on terms acceptable to us. In addition, if funds are raised by incurring further debt, our operations and finances may become subject to further restrictions and we may be required to limit our service or product development activities or other operations, or otherwise modify our business strategy. If we obtain additional funds by selling any of our equity securities or if we issue equity derivative securities in connection with obtaining debt financing, the percentage ownership of our stockholders will be reduced, stockholders may experience additional dilution, or the equity securities may have rights, preferences or privileges senior to the common stock.

Our disclosure controls and procedures need improvement. Our independent auditors, Ernst & Young LLP, advised us in connection with the completion of their audit for fiscal 2004 that they had identified certain matters involving the operation of our internal controls that they consider to be a material weakness. See "Item 9A. Controls and Procedures" elsewhere in this Form 10-K. We are in the process of implementing changes to respond to these matters, as well as evaluating, documenting and testing our internal controls in anticipation of our required compliance at June 2005 with Section 404 of the Sarbanes-Oxley Act of 2002. Until we are able to effectively correct the identified material weakness, there could be a risk of accounting errors, which could have an adverse affect on our operations or financial results. There is no guarantee that the changes we implement will be effective.

We may become involved in intellectual property disputes. We routinely receive communications from third parties asserting patent or other rights covering our products and technologies. Based upon our evaluation, we may take no action or may seek to obtain a license. We are in discussions with several parties that have asserted intellectual property infringement claims. In any given case there is a risk that a license will not be available on terms that we consider reasonable, or that litigation will ensue. We expect that, as the number of hardware and software patents issued continues to increase, and as competition in the markets we address intensifies, the volume of these intellectual property claims will also increase.

In addition, our increasing visibility as a supplier of Linux-based systems and as a participant in the open source software community increases our risk of becoming embroiled in the intellectual property disputes concerning these subjects, such as the current widely reported litigations between SCO Group on the one hand and IBM and Red Hat on the other. We received a notice from SCO Group purporting to terminate as of October 14, 2003 our fully paid license to certain UNIX operating system-related code, under which we distribute our IRIX operating system, on the basis that we have breached the terms of such license. We believe that the SCO Group's allegations are without merit and that our fully paid license is non-terminable. Nonetheless, there can be no assurance that this dispute with SCO Group will not escalate into litigation, which could have a material adverse effect on SGI, or that SCO Group's intellectual property claims will not impair the market acceptance of the Linux operating system.

We are increasingly dependent on the technical cooperation of our partners. Our strategy of developing system products based on industry-standard technologies has increased our dependence on Intel and other partners. It is important that we receive appropriate technical cooperation from Intel and other partners, and that the products from these partners continue to evolve in ways that support the differentiation that we seek to bring to our products.

The competitiveness of our system products, particularly our servers, is also significantly affected by the availability on our platform of third-party software applications that are important to customers in our target markets. Over the last few years, SGI has made a strategic shift towards open standards and away from proprietary technology. Our ability to achieve success with our Linux-based products and services is dependent on a number of factors including, but not limited to: the growth of the Linux market, the acceptance of Linux solutions by customers in demanding environments, the availability of Linux applications optimized for the 64-bit Itanium platform or our scalable systems architecture and our dependence on acceptance of SGI-developed code by the Open Source Community and by Linux distributors with whom we partner.

Our dependence on third party partners and suppliers, including sole source suppliers, may prevent us from delivering an acceptable product on a timely basis. We rely on both single source and sole source suppliers for many of the components we use in our products. Our business is dependent on our ability to anticipate our needs for components and products and our suppliers' ability to deliver such components and products in time to meet critical manufacturing and distribution schedules. Our business could be adversely affected, for example, if Intel fails to meet product release schedules, if we experience supply constraints, or if we experience any other interruption or delay in the supply chain which interferes with our ability to manufacture our products or manage our inventory levels. Risks also include limited bargaining flexibility and the possibility of charges for excess and obsolete inventory. We are currently focused on maximizing our working capital by working closely with our suppliers and tightly managing our overall supply chain.

We are dependent on sales to the U.S. government. A significant portion of our revenue is derived from sales to the U.S. government, either directly by us or through system integrators and other resellers. Sales to the government present risks in addition to those involved in sales to commercial customers, including potential disruptions due to changes in appropriation and spending patterns. The U.S. government can typically terminate or modify its contracts with us at any time for its convenience. Any disruption or limitation in our ability to do business with the U.S. Government could have an adverse impact on SGI.

A portion of our business requires security clearances from the U.S. government. We have implemented measures to maintain our clearances in light of the fact that our Chairman and Chief

Executive Officer, Robert Bishop, is an Australian citizen. These arrangements are subject to periodic review by customer agencies and the Defense Security Service of the Department of Defense.

We expect our operating results to fluctuate for a variety of reasons. Our revenue and operating results may fluctuate for a number of reasons from period-to-period. Decreases in revenue can arise from any number of factors, including decreased demand, supply constraints, delays in the availability of new products, transit interruptions, overall economic conditions, competitive factors, military or terrorist actions, or natural disasters. Demand can also be adversely affected by concerns specifically associated with our financial health and by product and technology transition announcements by us or our competitors. The timing of customer acceptance of certain large-scale server products may also have a significant effect on periodic operating results. Margins are heavily influenced by revenue levels, mix considerations, including geographic concentrations, the mix of product and service revenue, industry price trends, and the mix of server and desktop product revenue as well as the mix of configurations within these product categories. As a result of the concentration of sales in the third month of each quarter, developments late in a quarter can have a significant impact on that period's results.

Our typical concentration of sales at the end of our fiscal quarters makes period-to-period financial results less predictable. Over half of each quarter's product revenue results from orders booked and shipped during the third month, and disproportionately in the latter half of that month. This makes the forecasting of revenue inherently uncertain and can produce pressure on the Company's internal infrastructure during the third month of a quarter. Because we plan our operating expenses, many of which are relatively fixed in the short term, on expected revenue, even a relatively small revenue shortfall may cause a period's results to be substantially below expectations.

We are subject to the risks of international operations. We generate a large portion of our revenue outside of the United States, and as a result, our business is subject to the risks associated with doing business internationally. War, terrorism or public health issues in the regions of the world in which we do business have caused and may continue to cause damage or disruption to commerce by creating economic and political uncertainties. Such events could adversely affect our business in any number of ways, such as decreasing demand for our products, increasing our costs of operations, making it difficult to deliver products to customers, and causing delays and other problems in our supply chain. Our future revenue, gross margin, expenses and financial condition could also suffer due to other international factors, including but not limited to: changes in a country's economic and labor conditions; currency fluctuations; changes in tax laws; changes in the regulatory or legal environment; difficulties associated with repatriating cash generated abroad; fluctuations in transportation costs; natural and medical disasters; and trade protection measures.

Many of our international sales require export licenses. Our sales to customers outside the United States are subject to U.S. export regulations. Sales of many of our high-end products require clearance and export licenses from the U.S. Department of Commerce under these regulations. Our international sales would be adversely affected if such regulations were tightened, or if they are not modified over time to reflect the increasing performance of our products.

The Swiss authorities are investigating compliance with their export regulations in connection with exports from the Swiss manufacturing facility that was closed during the second quarter of fiscal 2002. We believe that this matter will be resolved without a significant adverse effect on our business, operating results or financial condition.

We may not be able to develop and introduce new products on a timely basis. Meeting our objectives for the future will require that our recently introduced products achieve success in the marketplace and that we succeed in the timely development and introduction of more successful new products. Product transitions are a recurring part of our business. A number of risks are inherent in this process.

The development of new technology and products is increasingly complex and uncertain, which increases the risk of delays. The introduction of new computer systems requires close collaboration and continued technological advancement involving multiple hardware and software design teams, internal manufacturing teams, outside suppliers of key components such as semiconductors and outsource manufacturing partners. The failure of any one of these elements could cause our products under development to fail to meet specifications or to miss the aggressive timetables that we establish. There is no assurance that development or acceptance of our new systems will not be affected by delays in this process.

Short product life cycles place a premium on our ability to manage the transition to new products. We often announce new products in the early part of a quarter while the product is in the final stages of development and testing, and seek to manufacture and ship the product in volume during the same quarter. Our results could be adversely affected by such factors as development delays, the release of products to manufacturing late in any quarter, quality or yield problems experienced by suppliers, variations in product costs and excess inventories of older products and components. In addition, some customers may delay purchasing existing products in anticipation of new product introductions.

Most products are upgraded during their product life cycle. The ability to upgrade products in a timely fashion is necessary to compete in the computer industry. Delay in introducing updates and upgrades can adversely affect acceptance and demand for product.

Downward fluctuations in the price of our common stock may cause our common stock to be delisted. During fiscal 2003 we were notified by the New York Stock Exchange that we were not in compliance with its requirement that listed securities trade at a minimum per share price of $1.00 averaged over a thirty day trading period. Our stock price subsequently increased to more than $1.00, but if it were to decline again and not recover, the NYSE could terminate the listing of our common stock. Our stock price has been and is likely to continue to be highly volatile. As of August 27, 2004, the 52-week range for our stock price was $0.92 to $3.80. Declines in the price of our common stock may be caused by our failure to meet the investment community's expectations for quarterly revenue or earnings or by broader market trends unrelated to our performance. Delisting would adversely affect the liquidity and market price of our common stock.

We operate in a highly competitive industry. The computer industry is highly competitive, with rapid technological advances and constantly improving price/performance. Most of our competitors have substantially greater technical, marketing and financial resources. They also generally have a larger installed base of customers and a wider range of available applications software. Competition may result in significant discounting and lower gross margins. In addition, as our Linux-based systems business grows, the number of our competitors may grow commensurate with the increased market opportunity. Specifically, certain PC vendors market products that can be clustered together to produce systems that compete with our mid-range products. These clustered systems may not be subject to U.S. export regulations, which may make them more attractive to certain international customers. See "*Many of our international sales require export licenses.*"

We may not be able to retain and attract qualified employees. Our success depends on our ability to continue to attract, retain and motivate highly qualified technical, sales and marketing and management personnel. The uncertainties surrounding our business prospects and our continuing restructuring actions have increased the challenges of retaining world-class talent. We implemented further restructuring actions during fiscal 2003 and the first quarter of fiscal 2004. As we continue to work through the turnaround process, there is no guarantee that we will not lose highly qualified employees or that we will be able to hire highly qualified candidates, as new skills are needed.

We may not be able to utilize a significant portion of our net operating loss and credit carryforwards. We have generated a significant amount of U.S. net operating loss carryforwards due to prior period losses. U.S. and State income tax laws limit the amount of these carryforwards a company can utilize upon a greater than 50% cumulative shift of stock ownership over a three year period. The issuance of additional common stock, in financing transactions or on conversion of our outstanding convertible bonds such as the 2009 Senior Convertible Notes issued in December 2003, will count towards this cumulative ownership shift. There is a risk that our ability to use our existing carryforwards in the future could be limited, and not available to offset income tax liabilities from future profits. This would have an effect on our cash balances and liquidity and would reduce our income after taxes. This would not affect our future effective tax rate since any affected loss and credit carryforwards have been subjected to a valuation allowance in prior periods.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, our financial position is routinely subjected to a variety of risks, including market risk associated with interest rate movements and currency rate movements on non-U.S. dollar denominated assets and liabilities, as well as the collectibility of accounts receivable. We regularly assess these risks and have established policies and business practices to protect against the adverse effects of these and other potential exposures. As a result, we do not anticipate material losses in these areas.

Our exposure to interest rate risk relates primarily to our investment portfolio and our convertible subordinated notes. Fixed rate securities and borrowings may have their fair market value adversely impacted due to fluctuations in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates or we may suffer losses in principal if forced to sell securities that have declined in market value due to changes in interest rates.

The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, we invest our excess cash in high quality money market instruments and debt instruments and, by policy, restrict our exposure to any single corporate issuer by imposing concentration limits. To minimize the exposure due to adverse shifts in interest rates, we maintain investments at an average maturity of generally less than three years.

For purposes of specific risk analysis, we use sensitivity analysis to determine the impact that market risk exposures may have on the fair values of our debt and financial instruments. The financial instruments included in the sensitivity analysis consist of all of our cash and cash equivalents, marketable investments, short-term and long-term debt and all derivative financial instruments. Currency forward contracts and currency options constitute our portfolio of derivative financial instruments.

To perform sensitivity analysis, we assess the risk of loss in fair values from the impact of hypothetical changes in interest rates and foreign currency exchange rates on market sensitive instruments. We compute the market values for interest risk based on the present value of future cash flows as impacted by the changes in rates attributable to the market risk being measured. We selected the discount rates used for the present value computations based on market interest rates in effect at June 25, 2004. We computed the market values for foreign exchange risk based on spot rates in effect at June 25, 2004. The market values that result from these computations are compared to the market values of these financial instruments at June 25, 2004. The differences in this comparison are the hypothetical gains or losses associated with each type of risk.

The results of the sensitivity analysis at June 25, 2004 are as follows:

Interest Rate Risk: A percentage point decrease in the levels of interest rates with all other variables held constant would result in an increase in aggregate fair values of our financial instruments by $13 million at June 25, 2004. A percentage point increase in the levels of interest rates with all other variables held constant would result in a decrease in aggregate fair values of our financial instruments by $13 million at June 25, 2004.

Foreign Currency Exchange Rate Risk: A 10% strengthening of foreign currency exchange rates against the U.S. dollar with all other variables held constant would result in a decrease in the fair values of our financial instruments by $6 million June 25, 2004. A 10% weakening of foreign currency exchange rates against the U.S. dollar with all other variables held constant would result in an increase in the fair values of our financial instruments by $5 million at June 25, 2004.

The financial instruments measured in the foreign currency exchange rate sensitivity analysis are used in our hedging program to reduce our overall corporate exposure to changes in foreign currency exchange rates.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements

All other schedules have been omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and related footnotes.

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Silicon Graphics, Inc.

We have audited the accompanying consolidated balance sheets of Silicon Graphics, Inc. as of June 25, 2004 and June 27, 2003, and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the three years in the period ended June 25, 2004. Our audits also included the financial statement schedule listed in the index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States) generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Silicon Graphics, Inc. at June 25, 2004 and June 27, 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 25 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

Palo Alto, California
July 22, 2004

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended		
	June 25, 2004	June 27, 2003	June 28, 2002
	(in thousands, except per share amounts)		
Revenue:			
Product and other revenue	$ 499,144	$ 518,360	$ 826,796
Service revenue	342,858	378,245	450,478
Total revenue	842,002	896,605	1,277,274
Costs and expenses:			
Cost of product and other revenue	292,628	329,190	461,373
Cost of service revenue	200,217	234,290	298,946
Research and development	108,763	157,924	163,725
Selling, general and administrative	257,742	282,359	409,561
Other operating expense	47,825	30,046	44,476
Total costs and expenses	907,175	1,033,809	1,378,081
Operating loss	(65,173)	(137,204)	(100,807)
Interest expense	(19,234)	(25,484)	(22,959)
Interest income and other, net	(25,366)	820	41,660
Loss from continuing operations before income taxes	(109,773)	(161,868)	(82,106)
Income tax benefit	(9,527)	(26,665)	(32,670)
Net loss from continuing operations	$(100,246)	$ (135,203)	$ (49,436)
Discontinued operations:			
Net income from discontinued operations, net of tax	3,975	5,499	3,113
Gain on disposition of discontinued operations, net of tax	50,501	—	—
Net loss	$ (45,770)	$ (129,704)	$ (46,323)
Net (loss) income per common share—basic and diluted:			
Continuing operations	(0.44)	(0.67)	(0.25)
Discontinued operations	0.24	0.03	0.02
Net loss per share—basic and diluted	$ (0.20)	$ (0.64)	$ (0.24)
Shares used in the calculation of net loss per share—basic and diluted	227,837	201,424	194,974

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

	June 25, 2004	June 27, 2003
	(in thousands, except share and per share amounts)	
Assets:		
Current assets:		
Cash and cash equivalents	$ 154,855	$ 136,028
Short-term marketable investments	2,010	440
Short-term restricted investments	23,585	35,298
Accounts receivable, net of allowance for doubtful accounts of $4,575 in 2004; $6,439 in 2003	113,901	116,930
Inventories	66,938	70,870
Prepaid expenses	9,916	9,243
Other current assets	25,000	39,388
Current assets of discontinued operations	—	24,696
Total current assets	396,205	432,893
Restricted investments	909	1,430
Property and equipment, net of accumulated depreciation and amortization	74,595	103,484
Other assets, net	98,215	106,841
Noncurrent assets of discontinued operations	—	5,206
	$ 569,924	$ 649,854
Liabilities and Stockholders' Deficit:		
Current liabilities:		
Accounts payable	$ 65,119	$ 75,829
Accrued compensation	37,053	36,536
Income taxes payable	6,082	22,640
Other current liabilities	70,591	103,772
Current portion of deferred revenue	96,058	118,208
Current portion of restructuring charge	27,876	17,840
Current portion of long-term debt	17,775	16,894
Current liabilities of discontinued operations	—	22,902
Total current liabilities	320,554	414,621
Long-term debt	264,212	291,956
Long-term deferred revenue	25,749	16,783
Other liabilities	82,087	91,385
Total liabilities	692,602	814,745
Commitments and contingencies		
Stockholders' deficit:		
Common stock, $.001 par value, and additional paid-in capital; 750,000,000 shares authorized; shares issued: 261,179,276 in 2004; 204,590,129 in 2003;	1,550,425	1,467,798
Accumulated deficit	(1,645,970)	(1,606,049)
Treasury stock, at cost: 636,302 shares in 2004; 618,350 shares in 2003;	(6,774)	(6,715)
Accumulated other comprehensive loss	(20,359)	(19,925)
Total stockholders' deficit	(122,678)	(164,891)
	$ 569,924	$ 649,854

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended		
	June 25, 2004	June 27, 2003	June 28, 2002
	(in thousands)		
Cash Flows From Operating Activities of Continuing Operations:			
Net loss	$ (45,770)	$(129,704)	$ (46,323)
Income from discontinued operations	(3,975)	(5,499)	(3,113)
Gain on disposition of discontinued operations	(50,501)	—	—
Net loss from continuing operations	(100,246)	(135,203)	(49,436)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation	73,399	85,010	145,202
Amortization	6,776	7,783	11,264
Amortization of premium on 6.50% Senior Secured Convertible Notes	(7,160)	—	—
Loss on early extinguishment of debt	30,915	—	—
Non-cash interest expense on induced debt conversion	3,089	—	—
Gain on sale of 60% interest in SGI Japan	—	—	(63,723)
Gain on sale of long-term investments	—	—	(1,713)
(Gain) loss on sale of corporate real estate	—	5,665	(3,573)
Loss on equity investments	—	2,985	6,158
Restructuring and impairment charges, net	3,062	3,516	11,515
Other	1,858	(1,983)	9,772
Changes in operating assets and liabilities:			
Accounts receivable	3,029	59,332	97,791
Inventories	(7,907)	23,685	45,474
Accounts payable	(10,710)	(15,744)	(55,468)
Accrued compensation	517	(20,612)	85
Deferred revenue	(18,350)	(18,285)	(69,481)
Other assets and liabilities	(40,521)	(40,661)	(106,862)
Total adjustments	37,997	90,691	26,441
Net cash used in operating activities of continuing operations	(62,249)	(44,512)	(22,995)
Cash Flows From Investing Activities of Continuing Operations:			
Marketable investments:			
Purchases	(1,608)	(449)	(2,125)
Maturities	38	4,886	225
Purchases of restricted investments	(87,706)	(194,707)	(448,984)
Proceeds from the maturities of restricted investments	100,165	203,703	481,147
Proceeds from the sale of interest in SGI Japan	—	—	90,705
Proceeds from the sale of corporate real estate and other assets	10,615	7,653	29,400
Proceeds from the disposition of discontinued operations	58,401	—	—
Capital expenditures	(17,866)	(17,782)	(28,158)
Increase in other assets	(9,138)	(20,416)	(7,273)
Net cash provided by (used in) investing activities of continuing operations	52,901	(17,112)	114,937
Cash Flows From Financing Activities of Continuing Operations:			
Payments of debt principal	(18,056)	(10,777)	(13,833)
Payments of debt issuance costs	(3,618)	—	—
Sale of SGI common stock	2,579	3,240	8,547
Sale of SGI common stock through private placement	47,270	—	—
Net cash provided by (used in) financing activities of continuing operations	28,175	(7,537)	(5,286)
Net increase (decrease) in cash and cash equivalents	18,827	(69,161)	86,656
Cash and cash equivalents at beginning of year—continuing operations	136,028	205,189	118,533
Cash and cash equivalents at end of year—continuing operations	$ 154,855	$ 136,028	$ 205,189

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY

	Three years ended June 25, 2004				
	Common Stock and Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Accumulated Other Comprehensive Loss	Total Stockholders' Deficit
	(in thousands)				
Balance at June 30, 2001	$1,442,867	$(1,340,085)	$(105,190)	$(22,875)	$ (25,283)
Components of comprehensive loss:					
Net loss	—	(46,323)	—	—	(46,323)
Currency translation adjustment	—	—	—	901	901
Change in unrealized gain on available-for-sale investments, net of tax of $(66)	—	—	—	(165)	(165)
Reclassification adjustment of accumulated unrealized gain related to the sale of investments	—	—	—	2,637	2,637
Change in unrealized loss on derivative instruments designated and qualifying as cash flow hedges	—	—	—	(2,691)	(2,691)
Total comprehensive loss					(45,641)
Issuance of treasury stock (5,241,108 shares) under employee stock plans—net	2,106	(79,773)	88,094	—	10,427
Issuance of common stock (2,400,000 shares) for settlement of securities class action lawsuit	5,856	—	—	—	5,856
Balance at June 28, 2002	1,450,829	(1,466,181)	(17,096)	(22,193)	(54,641)
Components of comprehensive loss:					
Net loss	—	(129,704)	—	—	(129,704)
Currency translation adjustment	—	—	—	680	680
Change in unrealized loss on derivative instruments designated and qualifying as cash flow hedges	—	—	—	1,588	1,588
Total comprehensive loss					(127,436)
Common stock reserved for issuance (5,600,000 shares) for settlement of securities class action lawsuit	13,664	—	—	—	13,664
Issuance of common stock (4,858,287 shares) and treasury stock (506,042 shares) under employee stock plans—net	3,305	(10,164)	10,381	—	3,522
Balance at June 27, 2003	1,467,798	(1,606,049)	(6,715)	(19,925)	(164,891)
Components of comprehensive loss:					
Net loss	—	(45,770)	—	—	(45,770)
Currency translation adjustment activity	—	—	—	928	928
Currency translation adjustment included in net income of discontinued operations	—	—	—	(1,598)	(1,598)
Change in unrealized loss on derivative instruments designated and qualifying as cash flow hedges	—	—	—	236	236
Total comprehensive loss					(44,864)
Adjustment to stock issued for settlement of securities class action lawsuit	(5,849)	5,849	—	—	—
Issuance of common stock (18,181,818 shares) under private placement net of issuance costs	47,270	—	—	—	47,270
Issuance of common stock (27,260,480 shares) through debt conversions	35,274	—	—	—	35,274
Issuance of common stock (959,520 shares) through induced conversion incentive	3,090	—	—	—	3,090
Issuance of common stock (3,645,761 shares) under employee stock plans—net	2,842	—	(59)	—	2,783
Balance at June 25, 2004	$1,550,425	$(1,645,970)	$ (6,774)	$(20,359)	$(122,678)

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Operations

SGI is a leading provider of products, services and solutions for use in high-performance computing, visualization and storage. We sell highly scalable servers, advanced visualization systems, desktop workstations, storage solutions and a range of software products which enable our customers in the scientific, technical and creative communities to solve their most challenging problems and provide them with strategic and competitive advantages in their marketplace. We also offer a range of technical solutions, including professional services, Reality Center immersive visualization centers, customer support and education. These products and services are targeted primarily towards five market segments: Defense and Security, Science and Research, Manufacturing, Energy and Media.

Our products were manufactured in Wisconsin during fiscal 2004 and 2003 and in both Wisconsin and Switzerland during fiscal 2002. During the first half of fiscal 2002, we consolidated our manufacturing operations with the closure of our manufacturing facility in Switzerland. We distribute our products through our direct sales force, as well as through indirect channels including resellers, distributors and system integrators. Product and other revenue consists primarily of revenue from computer system and software product shipments, as well as the sale of software distribution rights, system leasing, technology licensing agreements and non-recurring engineering contracts. Service revenue results from customer support and maintenance contracts, as well as from delivery of professional services.

We have incurred net losses and negative cash flows from operations during each of the past several fiscal years and had working capital of $76 million at June 25, 2004, up from $18 million at June 27, 2003. Our unrestricted cash and marketable investments at June 25, 2004 were $157 million, up from $136 million at June 27, 2003. While a forecast of future events is inherently uncertain, we believe that the combination of our current resources and cash expected to be generated from operations will be sufficient to meet our financial obligations through at least the next twelve months.

We are committed to our goal of reestablishing profitable operations and positive cash flow. If we experience a material shortfall versus our plan for fiscal 2005, we expect to take all appropriate actions to ensure the continued operation of our business and to mitigate any negative impact on our profitability and cash reserves. We believe that we have a range of actions we can take to achieve this outcome, including but not limited to expense-related actions such as further reductions in headcount-related expenses, additional consolidation of administrative functions and re-evaluation of our global distribution model. We also believe that we can take actions to generate cash by licensing intellectual property, seeking funding from marketing partners and key government customers, and seeking further equity or debt financing from strategic partners or financial sources. Beyond fiscal 2005, the adequacy of our resources will depend largely on our success in re-establishing profitable operations and positive operating cash flows. See "Risks That Affect Our Business."

Note 2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation The consolidated financial statements include the accounts of SGI and our wholly- and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Reclassifications Certain reclassifications have been made to all periods presented in the consolidated financial statements to conform to the current year presentation. As described in Note 7, "Discontinued Operations", we have classified the financial results of our Alias application software business as discontinued operations for all periods presented. These Notes to Consolidated Financial Statements, except where otherwise indicated, relate to continuing operations only.

Foreign Currency Translation Historically, the functional currency of a majority of our foreign subsidiaries' was their local currency and, at the end of every period, their financial statements were translated to the U.S. dollar at the rates of exchange in effect at the end of the period with the resulting translation adjustments recorded directly to accumulated other comprehensive loss, a separate component of stockholders' deficit. Effective December 29, 2001, we changed the functional currency of all but a few of our foreign subsidiaries from their respective local currency to the U.S. dollar due to the subsidiaries' operations becoming less self-contained and more integrated within our U.S. business. Accordingly, we translate the assets and liabilities of our foreign subsidiaries stated in local functional currencies to U.S. dollars at the rates of exchange in effect at the end of the period, except for inventory, property, plant and equipment and certain other assets, which are remeasured at their historical exchange rates. Revenues and expenses are translated using rates of exchange in effect during the period, except for those expenses related to the previously noted balance sheet amounts, which are remeasured at historical exchange rates. Translation adjustments resulting from remeasuring the financial statements of subsidiaries into the U.S. dollar are included in operations. For the year ended June 25, 2004, currency transaction gains or losses net of hedging gains or losses, have not been significant to our operating results in any period.

Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

Cash Equivalents and Marketable and Restricted Investments Cash equivalents consist of high credit quality money market instruments with maturities of 90 days or less at the date of purchase. Short-term marketable investments and restricted investments consist of both high credit quality money market instruments and high credit quality debt securities with maturities of one year or less, and are stated at fair value. At June 25, 2004 and June 27, 2003, our cash equivalents and marketable investments are all classified as available-for-sale. At June 25, 2004 and June 27, 2003, our restricted investments are classified as available-for-sale but are pledged as collateral against letters of credit or held under a security agreement. Restricted investments are held in SGI's name by major financial institutions.

The cost of securities when sold is based upon specific identification. We include realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities in interest income and other, net. We include unrealized gains and losses (net of tax) on securities classified as available-for-sale in accumulated other comprehensive loss, a component of stockholders' deficit.

Fair Values of Financial Instruments The carrying values of short-term debt and cash equivalents approximate fair value due to the short period of time to maturity. Fair values of marketable investments, long-term debt, foreign exchange forward contracts and currency options are based on quoted market prices or pricing models using current market rates.

Derivative Financial Instruments We use derivatives to moderate the financial market risks of our business operations. We use derivative products to hedge the foreign currency market exposures underlying certain assets and liabilities and commitments related to customer transactions. Our accounting policies for these instruments are based on our designation of such instruments as hedging transactions. We designate an instrument as a hedge based in part on its effectiveness in risk reduction and one-to-one matching of derivative instruments to underlying transactions.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive loss and reclassified into revenue in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized as a component of interest income and other, net during the period of change. For derivative instruments that are designated and qualify as a hedge of a net investment in a foreign currency, the gain or loss is reported in other comprehensive loss as part of the cumulative translation adjustment to the extent it is effective. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in interest income and other, net during the period.

The effectiveness test for derivatives used to hedge the underlying economic exposure is determined by using the forward-to-forward rate comparison for currency forward contracts which makes same-currency hedges perfectly effective. For currency option contracts, the effectiveness is assessed based on changes in the option's intrinsic value plus the effect of discounting. As a result, the change in the volatility value of the contract is excluded from the assessment of the hedge effectiveness and immediately recognized in earnings.

Inventories Manufacturing inventories are stated at the lower of cost (first-in, first-out) or market. Demonstration systems are stated at cost less depreciation generally based on an eighteen-month life.

Property and Equipment Property and equipment is stated at cost, and depreciation is computed using the straight-line method. Useful lives of two to five years are used for machinery and equipment and furniture and fixtures; leasehold improvements are amortized over the shorter of their useful lives or the term of the lease. Our buildings are depreciated over twenty-five to forty-five years and improvements over eight to fifteen years.

Other Assets Included in other assets are spare parts that are generally depreciated on a straight-line basis over the course of their respective estimated useful lives ranging from two to five years and equity investments in certain technology companies that are carried at either market value or the lower of cost or market. Our investment in SGI Japan comprised the majority of our total equity investments for fiscal years 2004 and 2003. Also included in other assets is goodwill associated with the acquisition of Silicon Graphics World Trade Corporation in fiscal 1991 which, prior to our adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," on June 29, 2002, was being amortized on a straight-line basis over a period of 20 years.

Revenue Recognition We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collectibility is reasonably assured. In addition to the aforementioned general policy, following are the specific revenue recognition policies for multiple-element arrangements and for each major category of revenue.

Multiple Element Arrangements SGI enters into multiple-element revenue arrangements where we are obligated to deliver multiple products and/or services. A typical multiple-element arrangement includes SGI product, third party product, SGI consulting services and SGI maintenance services. In the first quarter of fiscal 2004, we adopted Emerging Issues Task Force ("EITF") 00-21 "Revenue Arrangements with Multiple Deliverables". Under EITF 00-21, multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting. Multiple-element arrangements are separated into more than one element if all of the following are met:

- The delivered item(s) has value to the customer on a standalone basis.
- There is objective and reliable evidence of the fair value of the undelivered item(s).

- If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially within our control.

If all of the above criteria are not met, revenue associated with the arrangement is deferred until the criteria are met on all undelivered elements, or the entire arrangement has been delivered. If objective and reliable evidence of fair value is available for all elements of the arrangement, revenue value for each element is allocated based upon relative fair value of each element to the total arrangement value. The price charged when an element is sold separately generally determines fair value. In the absence of fair value for a delivered element, we allocate revenue first to the fair value of the undelivered elements and then allocate the residual value to the delivered elements. In the absence of fair value for an undelivered element, the entire arrangement is accounted for as a single unit of accounting and revenue for the delivered elements is deferred until the undelivered elements have been delivered.

Certain multiple-element arrangements may be delivered over a longer duration of time. In these instances, we typically recognize revenue using the proportional performance methodology, reflecting the view that the earnings process occurs over time, as defined in Statement of Financial Accounting Concepts ("CON") 5, "Recognition and Measurement in Financial Statements of Business Enterprises". We recognize revenue as work progresses, based on the percentage that incurred costs to date bear to estimated total costs.

Occasionally, we enter into a multiple-element arrangement in which substantial modification of software is one element of the arrangement and that software does not provide separate value to the customer. In this instance, the entire arrangement is accounted for in accordance with SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts". Percentage of completion revenue recognition is applied when we can reasonably estimate costs and progress toward completion. We recognize revenue as work progresses based on the percentage that incurred costs to date bear to estimated total costs.

Under the two situations described above, if we are unable to reasonably estimate costs and progress toward completion, we utilize the completed contract method of revenue recognition. Notwithstanding the recognition of revenue using this method, the contract will be reviewed on a regular basis to determine whether a loss contract exists. A loss will be accrued in the period in which estimated contract revenue is less than the current estimate of total contract costs.

Product Revenue We recognize product revenue under SEC Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements", as amended by SAB 104 "Revision of Topic 13 (Revenue Recognition)," when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectibility is reasonably assured. The product is considered delivered to the customer (including distributors, channel partners and resellers) once it has been shipped, and title and risk of loss have transferred. Sales of certain high performance systems may be made on the basis of contracts that include acceptance criteria. In these instances, we recognize revenue upon acceptance by the customer or independent distributor. We defer the fair value of products that have been shipped to the customer but for which the appropriate revenue recognition criteria (e.g. customer acceptance) have not yet been met. We reduce product revenue for certain stock rotation and price protection rights that may occur under contractual arrangements we have with certain resellers.

Certain of our customers prefer to acquire our products under a sales type lease arrangement, as it affords flexibility in life-cycle management and cash flow requirements. We assist our customers in securing independent financing but do not guarantee customer payments or lease residuals. Beginning in the third quarter of fiscal 2004, we recognize revenue on these arrangements when both of the criteria under SFAS No. 13, "Lease Accounting" and SAB 104 have been met.

Service Revenue We recognize service revenue when persuasive evidence of an arrangement exists, the service has been rendered, the price is fixed or determinable, and collectibility is reasonably assured. Revenue related to future commitments under service contracts is deferred and recognized ratably over the related contract term. Consulting and installation revenue is recognized when the service has been performed.

Software Revenue We recognize stand-alone software revenue in accordance with AICPA Statement of Position ("SOP") No. 97-2,"Software Revenue Recognition", as amended by SOP 98-9, when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable. Operating system software revenue is recognized when we ship the product and the revenue recognition criteria for product revenue have been met. If any of these criteria are not met, or the transaction is not on a stand-alone basis, revenue recognition is deferred until all criteria are met.

Royalty Revenue We generally recognize royalty revenue, under technology agreements, in the quarter in which we receive reports from licensees detailing the shipments of products incorporating our intellectual property components. The reports are generally received on a one-quarter lag basis from when the royalty revenues were earned.

Engineering Service Revenue We recognize engineering services revenue, on a proportional performance basis if costs to complete can be reasonably estimated and collectibility is probable. We recognize revenue as work progresses based on the percentage that incurred costs to date bear to total estimated costs.

Shipping and Handling Costs Shipping and handling costs are classified as a component of cost of sales. Customer payments of shipping and handling costs are recorded as product and other revenue.

Product Warranty We provide at the time of sale for an estimated cost to warrant our products against defects in materials and workmanship for a period of up to one year on UNIX and Linux systems and up to three years on Windows NT® and storage systems.

Advertising Costs We account for advertising costs as expense in the period in which they are incurred. Advertising expense from continuing operations for fiscal years 2004, 2003 and 2002 was $2 million, $1 million and $1 million, respectively.

Per Share Data Basic earnings per share is based on the weighted effect of all common shares issued and outstanding, and is calculated by dividing net (loss) income by the weighted average shares outstanding during the period. Diluted earnings per share is calculated by dividing net income, adjusted for the effect, if any, from assumed conversion of all potentially dilutive common shares outstanding, by the weighted average number of common shares used in the basic earnings per share calculation plus the number of common shares that would be issued assuming conversion of all potentially dilutive common shares outstanding.

Stock-Based Compensation We account for stock-based employee compensation arrangements under the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 ("APB 25") and related interpretations.

Long Lived Assets In accordance with the provisions of SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets", we review long-lived assets classified as "held and used", including property and equipment, assets under capital leases, and long term prepaid assets subject to amortization for impairment whenever events or changes in business circumstances, such as a significant industry downturn or a significant decline in projected future cash flow for an operating segment, indicate that the carrying amount of the assets may not be fully recoverable. Under SFAS 144, an impairment loss would be recognized when the sum of its estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount. In accordance with the SFAS 144 provisions, we classify long lived assets as "held for sale" only when all of the criteria for a qualifying plan of sale are met and reassess their "fair value less cost to sell" each reporting period. We classify long lived assets to be disposed of other than by sale as "held and used" until they are actually disposed and report them at the lower of the carrying amount or fair value less costs to sell.

Capitalized Software In accordance with SOP No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", we capitalize certain costs incurred to acquire or create internal use software, principally related to software coding, designing system interfaces, installation and testing of the software. Capitalized costs are included in property and equipment (see Note 10) and are amortized over periods ranging from 3 to 5 years.

Recent Accounting Pronouncements In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," which addresses consolidation by business enterprises of variable interest entities ("VIE's") either: (1) that do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) in which the equity investors lack an essential characteristic of a controlling financial interest. In December 2003, the FASB completed deliberations of proposed modifications to FIN 46 ("Revised Interpretations") resulting in multiple effective dates based on the nature as well as the creation date of the VIE. VIEs created after January 31, 2003, but prior to January 1, 2004, may be accounted for either based on the original interpretation or the Revised Interpretations. The Revised Interpretations have been applied to our second quarter of fiscal 2004. VIE's created after January 1, 2004 must be accounted for under the Revised Interpretations. We have not entered into any material arrangements with VIE's created after January 31, 2003. The adoption of FIN 46 did not have a material impact on our consolidated financial position, results of operations or cash flows. If we enter into any such arrangement with a variable interest entity in the future, our consolidated financial position or results of operations may be adversely impacted.

Note 3. Stock-Based Compensation

At June 25, 2004, we have both stock-based employee and non-employee director compensation plans, which are described more fully in Note 18. We have elected to use the intrinsic method under APB Opinion No. 25, "Accounting for Stock Issued to Employees", as permitted by SFAS No. 123, "Accounting for Stock Based Compensation" (SFAS 123), subsequently amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" to account for stock-based awards issued to employees under these plans. No employee stock-based compensation cost is reflected in net loss from continuing operations (with the exception of restricted stock awards) during the periods presented in the table below, as all options granted to employees under these plans had an exercise price equal to the fair market value of the underlying common stock on the date of grant.

The following table illustrates the pro forma effect on net loss from continuing operations and net loss per share from continuing operations as if we had applied SFAS 123's fair value method of accounting for stock-based awards issued to our employees:

	Years ended		
	June 25, 2004	June 27, 2003	June 28, 2002
	(in thousands, except per share amounts)		
Net loss from continuing operations—as reported	$(100,246)	$(135,203)	$(49,436)
Additions:			
Stock-based employee compensation expense, included in net loss above	$ 201	$ 281	$ 1,988
Deductions:			
Stock-based employee compensation expense determined under the fair value method for all awards	$ (4,949)	$ (9,729)	$(15,352)
Pro forma net loss from continuing operations	$(105,026)	$(144,651)	$(62,800)
Net loss per share from continuing operations—basic and diluted—as reported	$ (0.44)	$ (0.67)	$ (0.25)
Net loss per share from continuing operations—basic and diluted—pro forma	$ (0.46)	$ (0.72)	$ (0.32)

The pro forma information above may not be representative of the effects on potential pro forma effects on results for future years.

Note 4. Other Operating Expense

Other operating expense is as follows (in thousands):

	Years ended		
	June 25, 2004	June 27, 2003	June 28, 2002
Restructuring and impairment charges, net	$47,825	$30,046	$44,476

Restructuring In fiscal 2002 we announced and implemented restructuring actions ("fiscal 2002 restructuring plan"), which resulted in net aggregate charges of $46 million and the elimination of approximately 1,000 positions across all levels and functions. Severance payments and related charges of $37 million consisted primarily of salary and expected payroll taxes, extended medical benefits, statutory legal obligations and outplacement services. Third party contract cancellation charges associated with the fiscal 2002 actions totaled $3 million. We vacated approximately 176,000 square feet of administrative facilities throughout the world, with lease terms expiring through fiscal 2007 and estimated ongoing lease payments of $5 million.

Starting in the fourth quarter of fiscal 2002, we began to implement additional restructuring actions ("fiscal 2003 restructuring plan") which continued throughout fiscal 2003. These actions resulted in net aggregate charges of $20 million and the elimination of approximately 370 positions across all levels and functions. Severance payments and related charges of $14 million consisted primarily of salary and expected payroll taxes, extended medical benefits, statutory legal obligations and outplacement services. Our plans included vacating approximately 60,000 square feet of leased facilities in the US, with lease terms expiring through fiscal 2009, which require ongoing lease payments of $6 million, net of $3 million of estimated sublease income.

As of June 25, 2004 we have substantially completed our execution of the fiscal 2000, fiscal 2001, fiscal 2002 and fiscal 2003 restructuring plans, with the exception of certain vacated leased facilities that have lease terms expiring through the end of fiscal 2010. Our obligations associated with these leases as of June 25, 2004 were approximately $6 million under the fiscal 2000 restructuring plan, $4 million under the fiscal 2001 restructuring plan, $0.5 million under the fiscal 2002 restructuring plan and $1 million under the fiscal 2003 restructuring plan. Facilities obligations noted above are net of aggregated estimated sublease income of approximately $3 million between the fiscal 2000 and fiscal 2001 plans. Estimated sublease income associated with the fiscal 2002 and 2003 plans is negligible.

During the fourth quarter of fiscal 2003, we announced and began to implement additional restructuring activities ("fiscal 2004 restructuring plan"). These actions resulted in aggregate charges of $10 million and the elimination of approximately 320 positions across all levels and functions. Severance payments and related charges of $9 million consisted primarily of salary and expected payroll taxes, medical benefits, statutory legal obligations and outplacement services. The remaining $1 million in charges were comprised of costs associated with third party contract cancellations, outside consulting services and vacating approximately 6,400 square feet of administrative facilities overseas, with lease terms expiring through fiscal 2004. Estimated sublease income associated with these vacated facilities is negligible.

During fiscal 2004, we continued restructuring activities under the fiscal 2004 restructuring plan. These actions resulted in aggregate net charges of $48 million and the elimination of approximately 520 positions across all levels and functions in 2004. Severance payments and related charges of $19 million consisted primarily of salary and expected payroll taxes, medical benefits, statutory legal obligations and outplacement services. Our plans included vacating approximately 100,000 square feet of sales and administrative facilities throughout the world, with lease terms expiring through fiscal 2007. We estimated this would require ongoing lease payments of $2 million, net of sublease income. Throughout fiscal 2004, we made adjustments of approximately $0.7 million and $0.5 million to our estimate of severance payments and related charges under the fiscal 2003 and fiscal 2004 restructuring plans, respectively, due to lower than originally estimated severance and related costs. We also reevaluated and reduced our estimate of facilities related payments under remaining restructuring plans by approximately $3 million due to the reassessment of rent rates and tax obligations.

In the first quarter of fiscal 2004, we agreed to sublease our Amphitheatre Technology Center campus in Mountain View, California and relocate our headquarters to our nearby Crittenden Technology Center campus. This relocation was completed by the end of the fourth quarter of fiscal 2004. Under this sublease arrangement, we recorded charges of $28 million in fiscal 2004 of which $21 million represented the fair value of the future net sublease loss component, $1 million represented accretion expense and $6 million represented other facility costs directly associated with this arrangement. Pursuant to SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", we are required to determine the fair value of future contractual obligations using our credit-adjusted risk-free interest rate at the point we cease to use the respective buildings. As such, we have discounted the future remaining obligations for each building, which approximate $18 million. We are also required to accrete this discounted estimated net sublease loss up to its undiscounted value of $70 million from the respective cease-use dates to the end of the lease terms ending in fiscal 2013. During the second and third quarters of fiscal 2004, we increased the fiscal 2004 restructuring accrual related to our headquarters relocation by $36 million, respectively, by reclassifying to restructuring previously recorded amounts associated with our old Amphitheatre Technology Center campus headquarters that was included in other liabilities.

The relocation of our Mountain View, California headquarters, which is complete, is expected to result in a net reduction in our facilities occupancy costs of approximately $14 million to $17 million per year beginning in fiscal 2005. Beginning in fiscal 2004, we began to record accretion expense, as noted above, which will approximate $1 million to $8 million annually through fiscal 2013.

The remaining restructuring accrual balance of approximately $60 million at June 25, 2004 includes $1 million in severance obligations and $59 million of facility-related liabilities, net of estimated sublease income of $95 million. Approximately $1 million in severance and related charges will be paid by the third quarter of fiscal 2005 and approximately $59 million, net, of facility related liabilities will be paid through fiscal 2013.

Impairment As a result of the fiscal 2002 restructuring activities described above, we wrote down approximately $12 million of fixed assets held for disposal which included a $7 million charge for our Switzerland manufacturing facility that was closed during the second quarter of fiscal 2002.

As a result of the fiscal 2003 restructuring activities described above, we wrote down approximately $2 million of fixed assets in fiscal 2003, which included leasehold improvements and associated furniture and fixtures held for disposal in the vacated offices and buildings. In addition, we recorded a charge of approximately $3 million for the Switzerland manufacturing facility as a result of the fair value reassessment by an independent third party.

As a result of the fiscal 2004 restructuring activities and relocating our headquarters described above, we wrote down approximately $3 million of fixed assets, which included leasehold improvements and associated furniture and fixtures held for disposal in the vacated buildings.

The following table depicts the restructuring and impairment activities in fiscal 2004, 2003 and 2002 (in thousands):

Category	Severance and Related Charges	Canceled Contracts	Vacated Facilities	Other Charges	Impairment Charges	Total
Balance at June 30, 2001	$ 36,150	$ 1,217	$ 43,282	$ —	$ —	$ 80,649
Additions—fiscal 2002 restructuring and impairment	37,440	3,224	4,899	—	11,515	57,078
Adjustments:						
Increase	—	—	—	—	—	—
(Decrease)	(6,430)	—	(6,172)	—	—	(12,602)
Expenditures:						
Cash	(57,982)	(3,023)	(20,438)	—	—	(81,443)
Non-cash	—	—	6,172	—	(11,515)	(5,343)
Balance at June 28, 2002	$ 9,178	$ 1,418	$ 27,743	$ —	$ —	$ 38,339
Additions—fiscal 2003 restructuring and impairment	22,759	207	5,558	—	3,516	32,040
Adjustments:						
Increase	550	—	—	—	—	550
(Decrease)	—	—	(2,544)	—	—	(2,544)
Reclassification:						
Cash	—	—	6,179	—	—	6,179
Non-cash	—	—	—	—	1,399	1,399
Expenditures:						
Cash	(25,296)	(1,612)	(12,288)	—	—	(39,196)
Non-cash	—	—	—	—	(4,915)	(4,915)
Balance at June 27, 2003	$ 7,191	$ 13	$ 24,648	$ —	$ —	$ 31,852
Additions—fiscal 2004 restructuring and impairment	19,646	641	23,284	5,590	3,062	52,223
Adjustments:						
Increase	—	—	—	—	—	—
(Decrease)	(1,207)	—	(3,191)	—	—	(4,398)
Reclassification:						
Cash	—	—	—	—	—	—
Non-cash	—	—	36,461	—	—	36,461
Expenditures:						
Cash	(24,204)	(654)	(22,704)	(5,590)	—	(53,152)
Non-cash	—	—	—	—	(3,062)	(3,062)
Balance at June 25, 2004	$ 1,426	$ —	$ 58,498	$ —	$ —	$ 59,924

The total amount of severance and related charges, cancelled contracts, facilities and other charges for each reportable segment incurred during the third and fourth quarters of fiscal 2003 and fiscal

2004, the cumulative amounts incurred to date and the total amount of costs expected to be incurred in connection with our restructuring plans are presented below (in thousands):

Category	High-Performance Systems	Workstations	Global Services	Total
Fiscal 2003 restructuring:				
Costs incurred to date, net of adjustments:(1)				
Severance and Related Charges	$ 5,071	$ 2,123	$ 5,397	$ 12,591
Canceled Contracts	69	28	73	170
Vacated Facilities	77	32	81	190
Total fiscal 2003	$ 5,217	$ 2,183	$ 5,551	$ 12,951

(1) Costs incurred to date closely approximate total costs expected to be incurred.

Category	High-Performance Systems	Workstations	Global Services	Total
Fiscal 2004 restructuring:				
Costs incurred to date, net of adjustments:				
Severance and Related Charges	$ 8,634	$ 2,008	$ 8,500	$ 19,142
Canceled Contracts	291	75	275	641
Vacated Facilities	10,459	2,422	9,970	22,851
Other	2,524	595	2,471	5,590
Impairment Charges	1,388	326	1,348	3,062
Total fiscal 2004	$23,296	$ 5,426	$22,564	$ 51,286
Cumulative at June 25, 2004	$28,513	$ 7,609	$28,115	$ 64,237
Estimated future costs to be incurred under the 2004 restructuring plan:				
Vacated Facilities	$22,021	$ 3,549	$22,058	$ 47,628
Total costs to be incurred in future periods	$22,021	$ 3,549	$22,058	$ 47,628
Total costs expected to be incurred	$50,534	$11,158	$50,173	$111,865

Note 5. Loss Per Share

Set forth below is a reconciliation of basic and diluted loss per share from continuing operations:

	Years ended		
	June 25, 2004	June 27, 2003	June 28, 2002
	(in thousands, except per share amounts)		
Net loss from continuing operations	$(100,246)	$(135,203)	$(49,436)
Weighted average shares outstanding—basic and diluted	227,837	201,424	194,974
Net loss per share from continuing operations—basic and diluted	$ (0.44)	$ (0.67)	$ (0.25)
Potentially dilutive securities excluded from computations because they are anti-dilutive	87,737	17,727	18,090

Note 6. Financial Instruments

Cash Equivalents and Marketable and Restricted Investments The following table summarizes by major security type the fair value of our cash equivalents and marketable and restricted investments at June 25, 2004 and June 27, 2003 (in thousands):

	2004	2003
Money market funds	$ 2,678	$ 1,220
Time deposits	32,106	39,814
U.S. commercial paper	503	734
Total	35,287	41,768
Less amounts classified as cash equivalents	(8,783)	(4,600)
Total marketable and restricted investments	$26,504	$37,168

Gross realized gains and losses on sales and unrealized gains and losses on our available-for-sale securities were not significant in any one fiscal period presented.

Derivative Instruments and Hedging Activities

Risk Management In the normal course of business, our financial position is routinely subjected to a variety of risks, including market risk associated with interest rate movements and currency rate movements on non-U.S. dollar denominated assets and liabilities. We regularly assess risks and have established policies and business practices to protect against the adverse effects of these and other potential exposures. We use derivatives to moderate the financial market risks of our business operations by hedging the foreign currency market exposures underlying certain assets, liabilities and for commitments related to customer transactions. We do not use derivatives for trading purposes.

Cash Flow Hedges Cash flow hedges are hedges of forecasted transactions. We purchase currency options and currency forward contracts generally expiring within one year as hedges of anticipated sales that are denominated in foreign currencies. These contracts are entered into to protect against the risk that the eventual cash flows resulting from such transactions will be adversely affected by changes in exchange rates. The amount in accumulated Other Comprehensive Loss as of June 25, 2004 will be reclassified to operations within the next twelve months.

Accumulated Derivative Gains or Losses The following table summarizes activity in Other Comprehensive Loss related to derivatives classified as cash flow hedges held by us during the period from July through June of the following fiscal periods (in thousands):

	2004	2003
Opening balance	$ (381)	$(1,969)
Reclassified into earnings from other comprehensive loss, net	1,645	5,736
Changes in fair value of derivatives, net	(1,409)	(4,148)
Unrealized loss on derivative instruments included in other comprehensive loss	$ (145)	$ (381)

The effect on earnings for the fiscal periods presented relating to the ineffectiveness of hedging activities was not material.

Fair Value of Financial Instruments The carrying amounts and estimated fair values of our financial instruments at June 25, 2004 and June 27, 2003 are summarized as follows (in thousands):

	2004		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$154,855	$154,855	$140,836	$140,836
Marketable investments	$ 26,504	$ 26,504	$ 37,168	$ 37,168
Debt instruments	$281,987	$416,229	$308,850	$227,655
Currency forward contracts	$ (58)	$ (58)	$ (355)	$ (355)
Currency options	77 $	$ 77	$ (270)	$ (270)

Note 7. Discontinued Operations

On April 14, 2004, we entered into a definitive agreement for the sale of our Alias application software business ("Alias") to Accel-KKR, a technology-focused private equity investment firm. The transaction closed on June 15, 2004 and we received $58.4 million in gross proceeds, recorded a net gain of $50.5 million and transferred approximately 430 employees to Accel-KKR. As a result of this transaction, we have presented the operating results of Alias as a discontinued operation for all periods presented.

The financial results of Alias included in discontinued operations, are as follows:

	Years ended		
	June 25, 2004	June 27, 2003	June 28, 2002(1)
	(in thousands)		
Revenue	$66,425	$65,143	$64,112
Income (loss) from discontinued operations before income taxes	$ 4,975	$ 5,900	$ (153)
Income tax provision (benefit)	1,000	401	(3,266)
Net income from discontinued operations	3,975	5,499	3,113
Gain on disposition of discontinued operations before income taxes	52,010	—	—
Income tax provision	1,509	—	—
Net gain on disposition of discontinued operations	50,501	—	—
Net income from discontinued operations	$54,476	$ 5,499	$ 3,113

(1) In fiscal 2002 discontinued operations are deemed to have received a tax benefit of $3.3 million for prior year tax losses utilized by continuing operations.

Total assets sold to and liabilities assumed by Accel-KKR on June 15, 2004 as well as total assets and liabilities of Alias included in discontinued operations at June 27, 2003, are as follows:

	2004	2003
	(in thousands)	
Cash and cash equivalents	$ 9,468	$ 4,808
Accounts receivable, net	12,133	16,236
Other current assets	2,198	3,652
Property and equipment, net	3,711	4,578
Other assets	658	628
Total assets	$28,168	$29,902
Short-term deferred revenue	$15,035	$14,443
Other liabilities	8,544	8,459
Total liabilities	$23,579	$22,902

Note 8. Sale of Interest in SGI Japan

On November 9, 2001, NEC Corporation and its publicly held affiliate, NEC Soft, acquired 40% and 20% respectively, of SGI Japan for an aggregate purchase price of 11.5 billion Japanese yen, yielding approximately $91 million in net proceeds. The net proceeds exceeded 60% of the net book value of SGI Japan at the purchase date by approximately $68 million. The total gain in this transaction, after recognition of the debt reduction and transaction-related costs, was approximately $74 million. We recognized a gain of approximately $64 million in other income during the quarter ended December 28, 2001. Because SGI Japan, under an exclusive distribution agreement, received a discount in excess of the discount provided to another major distributor of SGI, the remaining $10 million of the overall gain on the sale was designated as deferred revenue to be recognized over three years as we fulfill product orders from SGI Japan under the long-term exclusive distribution agreement to supply SGI equipment, services and solutions in Japan. Our best estimate of the fair value of the future incremental discount was based on projected future product sales of SGI Japan through a combination of historical and forward-looking information. Also as part of this transaction, SGI's current yen-denominated debt held by a financial institution, which would have otherwise matured in December 2001, was restructured and is now owed to SGI Japan, maturing in quarterly installments from September 2002 through December 2004. The result of this debt restructuring was to reduce the outstanding balance at December 28, 2001 from $50 million to $37 million (See Note 16). SGI's debt is secured by its remaining ownership interest in SGI Japan. Effective November 10, 2001, SGI no longer consolidates SGI Japan's results in its financial statements but instead records its proportionate share of SGI Japan's earnings as non-operating income in accordance with APB 18, "The Equity Method of Accounting for Investments in Common Stock." Due to the timing of receipt of financial reporting information from SGI Japan, these entries are recorded on a quarter lag.

Note 9. Concentration of Credit and Other Risks

Credit Risk Financial instruments that potentially subject SGI to concentration of credit risk consist principally of cash equivalents, investments, currency forward contracts and trade receivables. We place our investments and transact our currency forward contracts with high-credit-quality counter-parties and, by policy, limit the amount of credit exposure to any one counter-party. The credit risk on receivables due from counter-parties related to currency forward contracts is immaterial at June 25, 2004 and June 27, 2003. We perform ongoing credit evaluations of our customers and generally do not require collateral. We maintain reserves for potential credit losses and such losses have been within our expectations.

Production Most of our products incorporate components that are available from only one or from a limited number of suppliers. Many of these components are custom designed and manufactured, with lead times from order to delivery that can exceed 90 days. Shortages of various essential materials could occur due to interruption of supply or increased demand in the industry. If we were unable to procure certain such components or sustain our outsourced production capacity, it could affect our ability to meet demand for our products and this would have an adverse effect upon our results.

International Operations We derive over one-third of our revenue from sales outside the United States. Therefore, our results could be affected by such factors as changes in foreign currency exchange rates, trade protection measures, longer accounts receivable collection patterns, and changes in regional or worldwide economic or political conditions. However, the risks of our international operations are mitigated in part by our foreign exchange hedging program and by the extent to which our sales are geographically distributed.

Export Compliance Our sales to foreign customers are subject to export regulations. Sales of many of our high-end products require clearance and export licenses from the U.S. Department of Commerce under these regulations. Our international sales would be adversely affected if such regulations were tightened, or if they are not modified over time to reflect the increasing performance of our products. See "Risks That Affect Our Business".

Note 10. Consolidated Financial Statement Details

Inventories

Inventories at June 25, 2004 and June 27, 2003 are as follows (in thousands):

	2004	2003
Components and subassemblies	$31,518	$39,939
Work-in-process	13,067	8,897
Finished goods	9,514	12,000
Demonstration systems	12,839	10,034
Total inventories	$66,938	$70,870

Property and Equipment

Property and equipment at June 25, 2004 and June 27, 2003 are as follows (in thousands):

	2004	2003
Land and buildings	$ 42,036	$ 66,101
Machinery and equipment (including capitalized software)	329,128	389,916
Furniture and fixtures	30,995	45,452
Leasehold improvements	41,731	40,235
	443,890	541,704
Accumulated depreciation and amortization	(369,295)	(438,220)
Net property and equipment	$ 74,595	$ 103,484

Note 11. Other Assets

Other assets at June 25, 2004 and June 27, 2003 are as follows (in thousands):

	2004	2003
Spare parts, net of accumulated depreciation of $56,286 in 2004 and $75,493 in 2003	$33,881	$ 44,505
Investments	20,134	20,655
Software licenses, goodwill and other, net of accumulated amortization of $21,917 in 2004 and $79,249 in 2003	44,200	41,681
	$98,215	$106,841

Note 12. Goodwill

At June 29, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets," ("SFAS 142") which addresses financial accounting and reporting for acquired goodwill and other intangible assets, including the elimination of goodwill amortization, to be replaced with periodic evaluation of goodwill for impairment. The identification of our reporting units was determined per the guidelines in SFAS 142 and is consistent with our reportable segments as discussed in Note 22 to the Consolidated Financial Statements. We completed step one of the transitional goodwill impairment test as of December 27, 2002 and the annual goodwill impairment tests on June 27, 2003 and June 25, 2004, and found no impairment. Since no impairment was found, no further testing of goodwill is necessary unless there is evidence of further impairment or events or changes in circumstances occur by the end of fiscal 2005 that would reduce the fair value of the reporting units containing goodwill below their carrying amounts. At June 25, 2004, we had goodwill with a carrying value of approximately $13 million. In accordance with SFAS 142, the results for the fiscal year ended June 28, 2002 have not been restated. The following table discloses a reconciliation of reported net loss from continuing operations and basic and diluted net loss from continuing operations per share to the amounts adjusted for exclusion of goodwill amortization:

	Years ended		
	June 25, 2004	June 27, 2003	June 28, 2002
	(in thousands, except per share amounts)		
Reported net loss	$(45,770)	$(129,704)	$(46,323)
Add:			
Goodwill amortization, net of tax	—	—	1,460
Adjusted net loss	$(45,770)	$(129,704)	$(44,863)
Reported net loss per share—basic and diluted	$ (0.20)	$ (0.64)	$ (0.24)
Add:			
Goodwill amortization, net of tax	—	—	0.01
Adjusted net loss per share—basic and diluted	$ (0.20)	$ (0.64)	$ (0.23)

Note 13. Financing Arrangement

During fiscal 2002 and through March 2003, available credit under our asset-based credit facility was determined monthly based on 85% of eligible accounts receivable. We did not use this facility for cash borrowings, but rather to support letters of credit we are required to provide as security under certain lease obligations. This obligation bore interest payable monthly at the prime rate plus 0.25% for cash advances and at 3.25% for letters of credit. During this period of time, the facility was secured by the pledge of our U.S. accounts receivable and inventory, certain intellectual property and a $7 million cash deposit. We also deposited additional cash when eligible accounts receivable, which fluctuate within the quarter, were below the level needed to secure our letters of credit. The credit facility also contained financial and other covenants. We obtained waivers of compliance with the covenants of this facility from the lenders in the first and third quarters of fiscal 2003 and the second, third and fourth quarters of fiscal 2002.

During the fourth quarter of fiscal 2003, we renewed our asset-based credit facility for a two-year term maturing in April 2005. In July 2004, the facility was amended to increase our maximum capacity under this line to $60 million. This facility is also subject to acceleration upon various events of default. The renewed facility is secured by U.S. and Canadian accounts receivable, U.S. inventory and equipment, the pledge of certain intellectual property and a $10 million cash deposit. Available credit under our asset-based credit facility is determined monthly based on 85% of eligible accounts receivable and an inventory collateral calculation based on the terms of the agreement. Generally, we do not use this facility for cash borrowings, but rather to support letters of credit, including letters of credit we are required to provide as security under certain lease obligations. As of June 25, 2004 we were using our full capacity under this line to secure $49 million in letters of credit. This obligation bears interest payable monthly at the prime rate plus 0.25% (4.25% at June 25, 2004) for cash advances and at 2.0% for letters of credit. We deposit additional cash collateral when the eligible accounts receivable and other collateral, which fluctuates within the quarter, is below the level needed to secure our letters of credit. At June 25, 2004, the credit facility was secured by a total of $16 million cash collateral, which is included as a component of Short-term Restricted Investments.

The credit facility contains financial and other covenants similar in nature to that of the previous facility, including a quarterly minimum EBITDA covenant, a requirement to maintain a daily unrestricted cash balance of at least $50 million and limits on annual capital expenditures. Our credit facility also includes covenants that, among other things, limit our ability to incur additional indebtedness, to consolidate or merge with, or sell substantially all our assets to, another person, issue capital stock, pay dividends on and redeem or repurchase our capital stock, or prepay or repurchase subordinated debt. During the fourth quarter of each of fiscal 2004 and 2003, we obtained a waiver of the EBITDA covenant and during the third quarter of fiscal 2004, we obtained a waiver of the minimum daily cash requirement. During the second quarter of fiscal 2004, we also obtained a waiver for an administrative reporting requirement. On September 1, 2004, we amended the credit facility to, among other things, set forth the quarterly minimum EBITDA requirement for each remaining quarter through the end of the term of the facility. In the event we are not able to comply with or obtain a waiver of the financial and other covenants of this facility, or there is a material adverse change affecting our ability to repay the outstanding balance, the facility may be declared to be in default. If a default is declared and not waived it could have a significant impact on our working capital. See "Risks That Affect Our Business" and "Financial Condition".

Note 14. Guarantees

SGI, as the guarantor, enters into three types of guarantees, namely financial guarantees, performance guarantees and indemnifications.

Financial guarantees include contracts that contingently require us to make payments to the beneficiary of the guarantee based on changes in an underlying variable (e.g. a specified interest rate, security price or other variable) that is related to an asset, liability or equity security of the guaranteed party. Currently, we have issued financial guarantees: to cover rent on leased facilities and equipment; in favor of government authorities and certain other parties to cover liabilities associated with the importation of goods; and to support payments in advance of future delivery on our goods and services. The majority of our guarantees within this category have terms no greater than one year.

Performance guarantees include contracts that contingently require us to make payments to the beneficiary of the guarantee based on another entity's failure to perform under an obligating agreement. We had no outstanding performance guarantees at June 25, 2004 that are subject to the disclosure requirements of FIN 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others".

Indemnifications include agreements that contingently require us to make payments to an indemnified party based on changes in an underlying variable (e.g. a specified interest rate, security price or other variable) that is related to an asset, liability, or an equity security of the indemnified party. Indemnifications include agreements to indemnify the guaranteed party for an adverse judgment in a lawsuit or the imposition of additional taxes due to either a change in the tax law or an adverse interpretation of the tax law. Currently, we have issued indemnifications to cover potential exposure related to the payment of additional taxes. The term of an indemnification is based on the length of time required to settle the dispute. Indemnification agreements excluded from the scope of the guarantees under discussion include agreements in favor of customers with respect to potential intellectual property or other liabilities since such indemnifications are considered a component of standard product warranties.

The following table discloses our obligations under guarantees as of June 25, 2004 (in thousands):

	Maximum Potential Amount of Future Payments	Assets Held as Collateral
Financial guarantees	$52,380	$52,380
Indemnifications	646	631
Total	$53,026	$53,011

Assets held as collateral closely approximate fair value.

The following table depicts product warranty activity during fiscal years 2004 and 2003 (in thousands):

	2004	2003
Beginning balance	$ 6,711	$ 8,958
New warranties issued	10,228	10,804
Cost of warranty claims	(10,426)	(13,310)
Changes in estimates	(1,310)	259
Ending balance	$ 5,203	$ 6,711

Note 15. Equity Issuances

On February 17, 2004, we sold 18,181,818 shares of our common stock, par value $0.001 per share, for an aggregate purchase price of $50 million ($2.75 per share) to certain institutional investors in a private placement transaction. The proceeds, net of associated costs of approximately $3 million, have been used for general working capital purposes.

On February 19, 2004, we also issued 959,520 shares of our common stock to certain of these institutional investors in connection with their conversion of $24 million aggregate principal amount of our 6.50% Senior Secured Convertible Notes due June 2009 into 19,190,400 common shares. In accordance with SFAS No. 84, "Induced Conversion of Convertible Debt", we recorded approximately $3 million in non-cash interest expense representing the fair market value of the additional 959,520 shares of common stock issued.

In addition to the conversions noted above, during the second half of fiscal 2004, approximately $11 million principal amount of our 6.50% Senior Secured Convertible Notes were converted, resulting in the issuance of approximately 9 million shares of common stock.

Note 16. Long-Term Debt

Long-term debt at June 25, 2004, and June 27, 2003, was as follows (in thousands):

	2004	2003
6.50% Senior Secured Convertible Notes due June 1, 2009, including unamortized premium of $23,274	$212,355	$ —
6.125% Convertible Subordinated Debentures due February 1, 2011, net of unamortized discount of $7,305 at June 25, 2004 ($8,097 at June 27, 2003)	49,471	48,679
10.00% Japanese Yen fixed rate loan due in quarterly installments through December 31, 2004	13,926	29,563
5.25% Senior Convertible Notes due September 1, 2004	3,849	230,591
11.75% Senior Secured Notes due June 1, 2009	2,386	—
Other	—	17
	281,987	308,850
Less amounts due within one year	(17,775)	(16,894)
Amounts due after one year	$264,212	$291,956

In December 2003, we exchanged $224 million of newly issued 6.50% Senior Secured Convertible Notes (the "Senior Secured Convertible Notes") and $2 million of 11.75% Senior Secured Notes (the "Senior Secured Notes") for 98% of our existing 5.25% Senior Convertible Notes (the "2004 Senior Notes"). The Senior Secured Convertible Notes are convertible at the holders' option into shares of common stock at a conversion price equal to $1.25 per share. The earliest our Senior Secured Convertible Notes are redeemable at our option is the beginning of December 2005. During calendar 2006, the Senior Secured Convertible Notes may be redeemed at our option at 100% of the principal amount if the closing price of our common stock has been at least 150% of the conversion price for the 20 consecutive trading days ending two trading days prior to the notice of redemption. Thereafter, the Senior Secured Convertible Notes may be redeemed at our option at 100% of the principal amount. The Senior Secured Notes are not convertible and are redeemable at our option at varying prices based on the year of redemption beginning in June 2004 at 104% of the principal amount. Both the Senior Secured Convertible Notes and the Senior Secured Notes are redeemable at the option of the holder in the event of the sale of all, or substantially all, of our common stock for consideration other than common stock traded on a U.S. exchange or approved for quotation on the NASDAQ National Market. In addition, the indentures governing the Senior Secured Convertible Notes and the Senior Secured Notes contain covenants that, among other things, limit our ability to incur additional indebtedness, issue capital stock, pay dividends on and redeem or repurchase our capital stock, or prepay or repurchase subordinated debt. Both the Senior Secured Convertible Notes and the Senior Secured Notes are also secured by a junior priority security interest in those assets in which the lenders under our secured credit facility currently hold a senior priority security interest. See Note 13 to the

Condensed Consolidated Financial Statements for further information regarding our secured credit facility.

The debt exchange was accounted for as an extinguishment of the tendered debt and resulted in a non-cash loss of approximately $31 million recorded in the second quarter of fiscal 2004, primarily representing the difference between the fair value of the new debt instruments and the net carrying value of the extinguished debt. The difference is treated as a premium on the new Senior Secured Convertible Notes and is being amortized as an offset to interest expense over the term of the Notes. Also included in the $31 million loss was a write-off of $0.4 million in debt issuance costs associated with the extinguished debt.

In the third quarter of fiscal 2004, approximately $35 million principal amount of our Senior Secured Convertible Notes were converted, resulting in the issuance of approximately 28 million shares of common stock, including approximately 19 million shares related to our induced conversion transaction further described in Note 15. The unamortized premium on our Senior Secured Convertible Notes was also reduced by $6 million, of which approximately $1 million was due to regular amortization and $5 million resulted from debt conversions. In the fourth quarter of fiscal 2004, the amount of debt conversion was negligible and unamortized premium was reduced by approximately $1 million primarily due to regular amortization.

The remaining 2004 Senior Notes are convertible into shares of common stock at a conversion price equal to $18.70 per share. The 2004 Senior Notes are redeemable at our option at 100% of the principal amount. The 2004 Senior Notes are redeemable at the holder's option in the event of the sale of all, or substantially all, of our common stock for consideration other than common stock traded on a U.S. exchange or approved for quotation on the NASDAQ National Market. In December 2003, we successfully completed an exchange offer for 98% of the 2004 Senior Notes as noted above and approximately $4 million aggregate principal amount not tendered for exchange remained outstanding at June 25, 2004. On September 1, 2004, the remaining outstanding principal amount was paid in full.

In connection with the fiscal 1996 acquisition of Cray Research, Inc., we assumed the 6.125% Convertible Subordinated Debentures due 2011. These debentures are convertible into shares of our common stock at a conversion price of $39.17 per share at any time prior to maturity and may be redeemed at our option at a price of 100% of the principal amount. Prior to our acquisition of Cray, Cray repurchased a portion of the debentures with a face value of $33 million. The repurchase satisfied the first six required annual sinking fund payments of approximately $6 million originally scheduled for fiscal years 1997 through 2002. In fiscal 2000 and fiscal 1999, we repurchased additional portions of the debentures with face values of $11 million and $15 million, respectively. These repurchases satisfied the next four required annual sinking fund payments of approximately $6 million originally scheduled for fiscal years 2003 through 2006. Remaining annual sinking fund payments of approximately $5 million in fiscal 2007 and approximately $6 million each from fiscal 2008 to 2010 are scheduled, with a final maturity payment of approximately $35 million in 2011.

Principal maturities of long-term debt at June 25, 2004 are as follows (in millions): 2005—$18; 2006—$0; 2007—$5; 2008—$6; 2009—$197 and $40 thereafter.

Note 17. Leasing Arrangements as Lessee

We lease certain of our facilities and equipment under non-cancelable operating lease arrangements.

Future minimum annual lease payments under operating leases at June 25, 2004 are as follows (in millions): 2005—$51; 2006—$44; 2007—$39; 2008—$36; 2009—$36 and thereafter—$130. Included in these lease payments are amounts related to restructuring activities at June 25, 2004 as follows: 2005—$30; 2006—$25; 2007—$22; 2008—$22; 2009—$22 and thereafter—$79. Future contractual sublease and rental income as of June 25, 2004 are as follows (in millions): 2005—$4; 2006—$12; 2007—$12; 2008—$12; 2009—$12 and thereafter—$45, of which $95 million relates to restructuring.

Aggregate operating lease rent expense in fiscal 2004, 2003 and 2002 was $28 million, $35 million and $45 million, respectively. Included in fiscal 2004, 2003 and 2002 rent expense is an offset of $3 million, $5 million and $6 million, respectively, which relates to recognition of a portion of our deferred gain on the sale leaseback transaction completed in December 2000 involving our Amphitheatre and Crittenden Technology Center campuses in Mountain View, California. In the first quarter of fiscal 2004, we announced that we had entered into an agreement to sublease our Amphitheatre Technology Center campus in Mountain View, California. During fiscal 2004, we completed the relocation to our Crittenden Technology Center campus, where we leased additional space. Throughout fiscal 2004, in conjunction with our exiting of the Amphitheatre Technology Center campus we reclassified approximately $30 million of deferred gain on the sale leaseback transaction previously recorded in other liabilities to accrued restructuring. For additional information regarding this sublease agreement see Note 4 to the Consolidated Financial Statements. As of June 25, 2004, we have a remaining deferred gain of $4 million on the sale leaseback transaction that will be recognized over the terms of the respective leases as an offset to rent expense.

Note 18. Stockholders' Equity

Stock Award Plans. We have various stock award plans that provide for the grant of incentive and nonstatutory stock options and the issuance of restricted stock awards to members of our Board of Directors and employees. The Board of Directors determines the exercise price and vesting schedule for all stock option grants and restricted stock awards. All stock options granted in fiscal 2002 through 2004 had an exercise price of no less than the fair market value on the date of grant. No restricted stock awards were granted during fiscal 2004, 2003 or 2002.

Stock options granted to employees typically vest monthly over a 25-month or 50-month period from the date of grant. Options granted to new employees generally also include a 10-month initial waiting period before they may be exercised. Restricted stock awards generally vest in four annual installments. Under the directors' compensation program, members of the Board of Directors receive an initial stock option grant on appointment to the Board which vests over a two year period, and an additional option grant annually which is fully vested on the date of grant.

At the end of fiscal 2004, 2003, and 2002, there were 10,439,666, 11,042,542, and 16,362,551 options available for grant, respectively, and there were 48,750, 97,500, and 175,408 shares of restricted stock, respectively, subject to repurchase.

Activity under all of the stock award plans was as follows:

	2004		2003		2002	
	Number of Shares Under Option	Weighted Average Exercise Price	Number of Shares Under Option	Weighted Average Exercise Price	Number of Shares Under Option	Weighted Average Exercise Price
Balance at beginning of fiscal year	38,172,883	$3.02	34,419,589	$3.73	33,222,585	$5.08
Options granted	6,818,250	$1.16	10,034,800	$1.43	13,044,170	$0.87
Options exercised	(3,609,478)	$0.79	(852,215)	$0.56	(1,273,554)	$1.56
Options canceled	(6,760,743)	$3.50	(5,429,291)	$4.95	(10,573,612)	$4.71
Balance at end of fiscal year	34,620,912	$2.80	38,172,883	$3.02	34,419,589	$3.73
Exercisable at end of fiscal year	24,714,156	$3.35	27,498,427	$3.50	23,306,452	$4.44

Additional information about options outstanding at June 25, 2004 is as follows:

Exercise Price Range	Options Outstanding			Options Exercisable	
	Number of Shares	Weighted Average Exercise Price	Weighted Average Contractual Life (Years)	Number of Shares	Weighted Average Exercise Price
$0.42–$0.57	5,481,879	$0.56	7.03	5,341,479	$0.56
$0.62–$1.15	6,393,954	$1.14	9.15	1,167,552	$1.10
$1.18–$1.45	6,635,478	$1.44	8.07	2,875,462	$1.44
$1.50–$3.50	8,107,460	$3.26	6.30	7,522,100	$3.30
$3.56–$6.12	6,415,522	$5.65	4.92	6,221,324	$5.66
$6.30–$37.49	1,586,619	$9.01	4.07	1,586,239	$9.01
$0.42–$37.49	34,620,912	$2.80	6.92	24,714,156	$3.35

Employee Stock Purchase Plan Through April 2003, we had an employee stock purchase plan under which eligible employees were able to purchase stock at 85% of the lower of the closing prices for the stock at the beginning of a twenty four-month offering period or the end of each six-month purchase period. The purchase periods generally began in May and November. Purchases were limited to 10% of each employee's compensation. Purchases under this plan were suspended in April 2003, when the shares available for purchase were exhausted. In December 2003, 12 million additional shares were approved for issuance under the plan by the shareholders and the plan was restarted in February 2004. Under the amended plan, eligible employees may purchase stock at 85% of the lower of the closing prices for the stock at the beginning of a twelve-month offering period or the end of each six-month purchase period. The purchase periods generally begin in February and August. Purchases are limited to 10% of each employee's compensation.

At June 25, 2004, we had issued a total of 20,275,430 shares over the life of the plan. No shares were issued during fiscal 2004 and 4,006,072 shares and 3,967,554 shares were issued during fiscal 2003 and fiscal 2002, respectively. With shareholder approval in December 2003, we currently have 12,000,592 shares in reserve for future issuance under the plan. Scheduled purchases during fiscal 2003 and 2002 were pro-rated to allocate the shares available for purchase among the participants until the plan was suspended after the April 2003 purchase.

Grant Date Fair Values The weighted average exercise price of employee stock options granted at grant date market prices during fiscal 2004, 2003 and 2002 was $1.16, $1.43 and $0.87 per share, respectively. Restricted stock awards were not granted during fiscal 2002 through 2004. The average price of shares purchased under the Stock Purchase Plan during fiscal 2003 and 2002 was $0.70 and $1.64, respectively. No shares were purchased under the Stock Purchase Plan in fiscal 2004.

The weighted average estimated fair value of employee stock options granted at grant date market prices during fiscal 2004, 2003, and 2002 was $0.72, $1.07, and $0.55 per share, respectively. The average estimated fair value of shares granted under the Stock Purchase Plan during fiscal 2004, 2003 and 2002 was $1.50, $0.61 and $1.16 per share, respectively. We estimated the weighted average fair value of options granted at the date of grant and the average price of stock under the Stock Purchase Plan using a Black-Scholes option-pricing model with the weighted average assumptions listed below.

	Employee Stock Options			Stock Purchase Plan Shares		
	2004	2003	2002	2004	2003	2002
Expected life	2.77	2.92	4.05	0.50	0.50	0.50
Risk-free interest rate	1.30%	1.10%	3.00%	1.01%	1.52%	1.27%
Volatility	1.10	1.10	1.02	1.10	1.15	1.30
Dividend yield	0%	0%	0%	0%	0%	0%

Pro Forma Information We have elected to follow APB 25 in accounting for stock-based awards issued to employees. Under APB 25, we recognize no compensation expense in our financial statements except in connection with the grant of restricted stock for nominal consideration and unless the exercise price of our employee stock options is less than the market price of the underlying stock on the grant date. Total compensation expense recognized in our financial statements for stock-based awards under APB 25 for fiscal 2004, 2003, and 2002 was \$0.2 million, \$0.3 million, and \$2 million, respectively.

The pro forma information regarding net loss and net loss per share as if we had accounted for our employee stock options and employee stock purchase plan under the fair value method prescribed by SFAS 123 is presented in Note 3 to the Consolidated Financial Statements.

Note 19. Comprehensive Loss

The components of accumulated other comprehensive loss, net of tax of \$0 are as follow (in thousands):

	Years ended	
	June 25, 2004	June 27, 2003
Unrealized loss on derivative instruments designated and qualifying as cash flow hedges	\$ (145)	\$ (381)
Foreign currency translation adjustments	(20,214)	(19,544)
Accumulated other comprehensive loss	\$(20,359)	\$(19,925)

Note 20. Income Taxes

The components of loss from continuing operations before income taxes are as follows (in thousands):

	Years ended		
	June 25, 2004	June 27, 2003	June 28, 2002
United States	\$(111,310)	\$(156,939)	\$(156,069)
International	1,537	(4,929)	73,963
	\$(109,773)	\$(161,868)	\$ (82,106)

The benefit for income taxes consists of the following (in thousands):

	Years ended		
	June 25, 2004	June 27, 2003	June 28, 2002
Federal:			
Current	$(3,963)	$ (4,452)	$(40,654)
Deferred	—	—	—
State:			
Current	(2,571)	(2,784)	2,635
Deferred	—	—	—
Foreign:			
Current	(2,868)	(19,032)	3,768
Deferred	(125)	(397)	1,581
	$(9,527)	$(26,665)	$(32,670)

The benefit for income taxes reconciles to the amounts computed by applying the statutory federal rate to loss from continuing operations before income taxes as follows (in thousands):

	Years ended		
	June 25, 2004	June 27, 2003	June 28, 2002
Tax at U.S. federal statutory rate	$(38,420)	$(56,654)	$(28,737)
State taxes, net of federal tax benefit	(1,670)	(1,810)	1,713
Net operating loss with no tax benefit	38,100	56,021	27,931
Change in U.S. federal tax law	—	—	(42,083)
Net foreign taxes with no tax benefit (expense)	(1,734)	(19,428)	5,349
Earnings subject to foreign taxes at lower rates	(6,092)	(4,958)	—
Other	289	164	3,157
Benefit for income taxes	$ (9,527)	$(26,665)	$(32,670)

As a result of the enactment of the Job Creation and Worker Assistance Act of 2002, which provided for additional U.S. federal operating loss carryback claims from the year ended June 30, 2001, we recognized additional tax benefits of approximately $42 million in the third quarter of the year ended June 28, 2002.

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities at June 25, 2004 and June 27, 2003 are as follows (in thousands):

	2004	2003
Deferred tax assets:		
Net operating loss carryforwards	$ 540,617	$ 526,777
General business credit carryforwards	62,593	63,605
Capitalized research expenses	50,085	16,220
Inventory valuation	22,594	43,053
Reserves not currently deductible	44,555	43,130
Other	100,440	110,971
Subtotal	820,884	803,756
Valuation allowance	(743,524)	(724,610)
Total deferred tax assets	77,360	79,146
Deferred tax liabilities:		
Foreign taxes on unremitted foreign earnings, net of related U.S. tax liability	75,699	77,732
Other	3,997	2,568
Total deferred tax liabilities	79,696	80,300
Total	$ (2,336)	$ (1,154)

At June 25, 2004, we had gross deferred tax assets arising from deductible temporary differences, tax losses, and tax credits of $821 million. The gross deferred tax assets are offset by a valuation allowance of $744 million and deferred tax liabilities of $80 million. The valuation allowance of $744 million includes $25 million attributable to benefits of stock option deductions, which, if recognized, will be allocated directly to paid-in-capital.

At June 25, 2004, we had United States federal, state, and foreign jurisdictional net operating loss carryforwards of approximately $1.3 billion, $354 million, and $196 million, respectively. The federal losses will begin expiring in fiscal year 2010, the state losses will begin expiring in fiscal 2005, and the foreign losses will begin expiring in fiscal year 2005. At June 25, 2004, we also had general business credit carryovers of approximately $41 million for United States federal tax purposes, which will begin expiring in fiscal year 2005, and state research and development credits of $29 million which can be carried forward indefinitely.

Note 21. Research and Development Arrangements

Beginning in fiscal 2004, we entered into research and development arrangements with external government and commercial entities, varying in contract duration from 1 to 4 years. Currently, the value of these arrangements totals approximately $5 million and cover periods through fiscal 2008. The objective of these arrangements is to fund the development of technologies or products that meet specific operational needs for our business partners and lead towards the commercialization of new products that can be sold for incremental revenue. In fiscal 2004, we earned approximately $1 million in compensation and incurred $1 million in costs under such contracts.

Note 22. Segment Information

SGI has three reportable segments: High-Performance Systems, Workstations and Global Services. Based on how our Chief Executive Officer reviews the business, reportable segments were derived based on factors such as customer base, homogeneity of products, technology, delivery channels and other factors. Effective for fiscal 2004, we removed our prior generations and remarketed versions of workstations, graphics systems and high-performance servers sold through our Remarketed Products

Group from the High-Performance Systems and Workstations segments after reassessment of factors such as economic characteristics, homogeneity of products, technology and other factors. The Remarketed Products Group does not meet the quantitative thresholds required for separate disclosure and is included in "Other" in the reconciliation of reported revenue and operating profit. Prior year amounts have been reclassified to conform to current year presentation.

The High-Performance Systems segment's current products include visualization systems, high-performance servers and integrated storage solutions. The High-Performance Systems segment's systems include the SGI Onyx family of graphics systems, the SGI InfiniteStorage line of storage solutions and the SGI Altix and Origin families of high-performance servers. Our High-Performance Systems are high-performance supercomputing systems designed for technical computing applications. Our High-Performance Systems are also used as storage management servers for managing very large data repositories that contain critical information and media servers for broadcast television applications. These products are distributed through our direct sales force, as well as through indirect channels including resellers and distributors.

The Workstation segment's current products include the Silicon Graphics Tezro and the Silicon Graphics Fuel workstations. Our workstations are used in a variety of applications including computer-aided design, medical imaging, 2D and 3D animation, broadcast, modeling and simulation. These products are distributed through our direct sales force, as well as through indirect channels including resellers and distributors.

The Global Services segment supports our computer hardware and software products and provides professional services to help customers realize the full value of their information technology investments. Our Professional Services organization provides technology consulting, education and managed services.

We evaluate each of these segments based on profit or loss from operations before interest and taxes.

Expenses of the research and development, sales and marketing, manufacturing, finance and administration groups are allocated to the reportable segments and are included in the results reported. The revenue and related expenses of our Remarketed Products Group as well as certain corporate-level revenue and expenses are not allocated and are included in "Other" in the reconciliation of reported revenue and operating profit.

We do not identify or allocate assets or depreciation by operating segment, nor do we evaluate segments on these criteria. Operating segments do not sell product to each other, and accordingly, there is no inter-segment revenue to be reported. The accounting policies for segment reporting are the same as those described in Note 2 to the Consolidated Financial Statements.

Information on reportable segments is as follows for fiscal 2004, 2003, and 2002 (in thousands):

	High-Performance Systems	Visual Workstations	Global Services
2004:			
Revenue from external customers	$ 361,900	$ 77,937	$345,696
Segment (loss) profit	$ (63,626)	$(64,903)	$101,668
2003:			
Revenue from external customers	$ 314,910	$136,448	$382,799
Segment (loss) profit	$(143,419)	$(77,964)	$101,596
2002:			
Revenue from external customers	$ 437,216	$222,458	$456,790
Segment (loss) profit	$(160,755)	$(84,982)	$103,251
Significant items:			
Charges for contract cancellations and inventory and future support costs related to the discontinuance of Pentium III-based product line	$ —	$(13,864)	$ (4,665)

Reconciliation to SGI as reported (in thousands):

	Years ended		
	2004	2003	2002
Revenue:			
Total reportable segments	$785,533	$ 834,157	$1,116,464
Other	56,469	62,448	160,810
Total SGI consolidated	$842,002	$ 896,605	$1,277,274
Operating loss:			
Total reportable segments	$(26,861)	$(119,787)	$ (142,486)
Other	9,513	12,629	108,355
Restructuring	(44,763)	(25,131)	(32,961)
Write-down of impaired long-lived assets	(3,062)	(4,915)	(11,515)
Enterprise Resource Planning implementation expense	—	—	(22,200)
Total SGI consolidated	$(65,173)	$(137,204)	$ (100,807)

No single customer represented 10% or more of our total revenue in any period presented.

Geographic revenue for the fiscal years 2004, 2003, and 2002 is based on the location of the customer. Long-lived assets at the end of fiscal 2004, 2003, and 2002 include all non-current assets except long-term restricted investments, other long-term investments and net long-term deferred tax assets. Geographic information is as follows (in thousands):

	Revenue			Long-lived Assets		
	2004	2003	2002	2004	2003	2002
Americas	$547,530	$578,360	$ 808,818	$ 50,227	$ 62,748	$103,867
Europe	211,200	220,519	290,513	100,613	120,997	138,306
Rest of World	83,272	97,726	177,943	1,837	788	2,875
Total	$842,002	$896,605	$1,277,274	$152,677	$184,533	$245,048

Note 23. Benefit Plans

401(k) Retirement Savings Plan. We provide a 401(k) investment plan covering substantially all of our U.S. employees. The plan provides for a minimum 25% Company match of an employee's contribution up to a specified limit, but allows for a larger matching subject to certain regulatory limitations. The Company's matching contributions for fiscal 2004, 2003 and 2002, were approximately $2 million, $2.5 million and $3 million, respectively.

Deferred Compensation Plan. We have a Non-Qualified Deferred Compensation Plan that allows eligible executives and directors to defer a portion of their compensation. The deferred compensation, together with Company matching amounts and accumulated earnings, is accrued but unfunded. Such deferred compensation is distributable in cash and amounted to approximately $4 million as of June 25, 2004 and $3 million as of June 27, 2003. A participant may elect to receive such deferred amounts in one payment or in annual installments no sooner than two years following each annual election. Participant contributions are always 100% vested and our matching contributions vest as directed by the board of directors. There have been no matching contributions to date. The plan has been closed to both new participants and contributors.

Note 24. Related Party Transactions

We have from time to time engaged in significant transactions with related parties in the ordinary course of business. Total revenue for the fiscal years ended 2004, 2003 and 2002 included, in the aggregate, sales to related parties in the amounts of $23 million, $32 million and $28 million, respectively. In fiscal 2004, 2003 and 2002, related party sales were primarily to SGI Japan which is not a consolidated subsidiary following the sale of a majority equity interest by SGI to NEC and NEC Soft during fiscal 2002. Total purchases from related parties, primarily with whom we maintain an equity investment, for the years ended 2004, 2003 and 2002 amounted to approximately $1 million, $3 million and $13 million, respectively. Aggregate amounts receivable from and amounts payable to such related parties were immaterial at June 25, 2004, June 27, 2003 and June 28, 2002.

During fiscal 2001 and 2002 we extended loans to several executive officers. At June 25, 2004, and June 27, 2003 loans receivable from executives were $149 thousand and $607 thousand, respectively. For further information regarding loans to executives, see Item 13, "Certain Relationships and Related Transactions" of this Form 10-K.

Note 25. Supplemental Cash Flow Information

Supplemental disclosures of cash flow information (in thousands):

	Years ended		
	June 25, 2004	June 27, 2003	June 28, 2002
Cash paid during the year for:			
Interest	$22,679	$19,405	$ 16,700
Income taxes, net of refunds	$(3,014)	$ 703	$(24,800)

Supplemental schedule of non cash investing and financing activities (in thousands):

	Years ended		
	June 25, 2004	June 27, 2003	June 28, 2002
Exchange of 6.50% Senior Secured Convertible Notes and 11.75% Senior Secured Notes for 98% of our existing 5.25% Senior Convertible Notes	$226,742	$—	$ —
Conversion of 6.50% Senior Secured Convertible Notes into common stock	$ 32,185	$—	$ —
Interest expense incurred with the induced conversion of a portion of our 6.50% Senior Secured Convertible Notes	$ 3,090	$—	$ —
Settlement of shareholder lawsuit in common stock	$ —	$—	$19,500

Note 26. Contingencies

In June 2002, we reached an agreement to resolve the claims asserted in a lawsuit originally filed as *Collette Sweeney v. Silicon Graphics, Inc. and Does 1-50, inclusive, CV 790199,* on June 5, 2000 in the Superior Court for the County of Santa Clara, State of California, and later dismissed by the plaintiffs but refiled as a representative action under California Business and Professions Code section 17200 by the plaintiffs' original counsel. The lawsuit asserts claims for violations of provisions of the California Labor Code and California Wage Orders. The settlement agreement outlined a process for identifying and resolving claims from members of the represented class. This process was completed in the third quarter of fiscal 2004.

In October 2002, the Internal Revenue Service completed its examination of our U.S. income tax returns for fiscal years ended 1996 through 1999 and proposed certain adjustments. In February 2004, we reached agreement regarding these adjustments. Our U.S. tax returns for years 2001 to 2004 are open and no adjustments have been proposed. In addition, we have open income tax, VAT and sales tax audits for years 1989 through 2003 in various foreign jurisdictions. We believe adequate provisions have been made for any adjustments that have resulted or may result from tax examinations. However, the outcome of tax audits cannot be predicted with certainty. Should any issues addressed in our tax audits be resolved in a manner not consistent with our expectations, we could be required to adjust its provision for income tax in the period such resolution occurs.

SCO Group, the successor to AT&T as the owner of certain UNIX system V intellectual property and as our licensor has publicly claimed that certain elements of the Linux operating system infringe SCO Group's intellectual property rights. We have received a letter from SCO Group alleging that, as a result of our activities related to the Linux operating system, we are in breach of the fully paid license under which we distribute our IRIX operating system. The letter purports to terminate our UNIX System V license effective October 14, 2003. We believe that the SCO Group's allegations are without merit and that our fully paid license is non-terminable. There can be no assurance that this dispute with SCO Group will not escalate into litigation, which could have a material adverse effect upon SGI, or that SCO Group's intellectual property claims, which include a widely-publicized litigation against IBM Corporation, will not impair the market acceptance of the Linux operating system.

On September 30, 2003, a lawsuit captioned *FuzzySharp Technologies Incorporated v. Silicon Graphics, Inc.* alleging patent infringement by an SGI workstation product was filed by FuzzySharp in the United States District Court for the Northern District of California, Civil Action No. C 03-4404 JCS. The parties agreed to a settlement of this litigation in May 2004 and the complaint was dismissed in June 2004.

In May 2001, a Brazilian court entered a judgment against our Brazilian subsidiary, Silicon Graphics Comercio e Servicos Limitada, with regard to a claim by Cargil Prolease against a third party for breach of an April 1997 lease agreement to which SGI's subsidiary was a guarantor. We have appealed the judgment and expect the appeal to be heard in 2006.

We also routinely receive communications from third parties asserting patent or other rights covering our products and technologies. Based upon our evaluation, we may take no action or we may seek to obtain a license. We are in discussions with several parties that have asserted intellectual property infringement claims. There can be no assurance in any given case that a license will be available on terms we consider reasonable, or that litigation will not ensue.

We are not aware of any pending disputes, including those disputes and settlements described above, that would be likely to have a material adverse effect on our financial condition, results of operations or liquidity. However, our evaluation of the likely impact of these pending disputes could change in the future.

Note 27. Selected Quarterly Financial Data (Unaudited)

	Fiscal 2004(1)			
	June 25	March 26	December 26	September 26
	(in thousands, except per share amounts)			
Total revenue	$207,695	$212,565	$219,526	$202,216
Costs and expenses:				
Cost of revenue	124,282	123,103	124,394	121,066
Research and development	23,283	26,733	26,788	31,959
Selling, general and administrative	65,656	62,598	60,137	69,351
Other operating expense(2)	1,959	8,643	12,986	24,237
Operating loss	(7,485)	(8,512)	(4,779)	(44,397)
Interest and other (expense) income, net	(2,852)	583	(34,974)	(7,357)
Loss from continuing operations before income taxes	(10,337)	(7,929)	(39,753)	(51,754)
Net loss from continuing operations	(7,559)	(5,222)	(38,740)	(48,725)
Net income from discontinued operations, net of tax	51,177	1,131	1,372	796
Net income (loss)	$ 43,618	$ (4,091)	$(37,368)	$(47,929)
Net income (loss) per common share—basic and diluted:				
Continuing operations	(0.03)	(0.02)	(0.18)	(0.23)
Discontinued operations	0.20	0.00	0.01	0.00
Net income (loss) per share—basic and diluted:	$ 0.17	$ (0.02)	$ (0.18)	$ (0.23)
Shares used in the calculation of net income (loss) per share:				
Basic and diluted	261,001	229,743	211,034	209,570

	Fiscal 2003 (1)			
	June 27	March 28	December 27	September 27
	(in thousands, except per share amounts)			
Total revenue	$221,951	$201,080	$246,433	$227,141
Costs and expenses:				
Cost of revenue	140,729	134,387	146,292	142,072
Research and development	37,201	41,660	39,574	39,489
Selling, general and administrative	68,314	71,328	64,947	77,770
Other operating expense(3)	12,585	3,200	5,817	8,444
Operating loss	(36,878)	(49,495)	(10,197)	(40,634)
Interest and other (expense) income, net	(12,393)	(4,262)	(7,432)	(577)
Loss from continuing operations before income taxes	(49,271)	(53,757)	(17,629)	(41,211)
Net loss from continuing operations	(36,938)	(38,479)	(18,488)	(41,298)
Net income from discontinued operations, net of tax	290	3,492	1,491	226
Net loss	$(36,648)	$(34,987)	$(16,997)	$(41,072)
Net loss per common share—basic and diluted:				
Continuing operations	(0.18)	(0.19)	(0.09)	(0.21)
Discontinued operations	0.00	0.02	0.01	0.00
Net loss per share—basic and diluted:	$ (0.18)	$ (0.17)	$ (0.08)	$ (0.21)
Shares used in the calculation of net loss per share:				
Basic and diluted	203,281	201,990	200,748	199,676

(1) As a result of the sale of our Alias application software business in June 2004, we have presented the results of operations of this business as discontinued operations for all previously reported periods. In fiscal 2004, this resulted in a reduction of revenue by approximately $16 million in the first quarter, $18 million in each of the second and third quarters and $15 million in the fourth quarter, thereby resulting in a total reduction in revenue of $66 million for fiscal 2004. In fiscal 2004, this also resulted in an increase in operating loss by approximately $1 million in the first quarter, $3 million in the second quarter and $2 million in the third quarter and a reduction in operating loss of $400 thousand in the fourth quarter. In fiscal 2003, this resulted in a reduction of revenue by approximately $15 million in the first quarter, $16 million in each of the second and third quarters and $18 million in the fourth quarter, thereby resulting in a total reduction in revenue of $65 million for fiscal 2003. In fiscal 2003, this also resulted in an increase in operating loss by approximately $2 million in each of the second, third and fourth quarters, thereby resulting in a total increase in operating loss of $6 million for fiscal 2003.

(2) Fiscal 2004 amounts include net aggregate restructuring charges of $45 million and $3 million in impairment charges.

(3) Fiscal 2003 amounts include net aggregate restructuring charges of $26 million and $4 million in impairment charges.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Company management, including our chief executive officer and chief financial officer, have evaluated our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this Form 10-K. Based on that evaluation, our chief executive officer and chief financial officer have concluded that the Company's disclosure controls and procedures are effective, except as discussed below, to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in SEC rules and forms. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including cost limitations, the possibility of human error, judgments and assumptions regarding the likelihood of future events, and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Our independent auditors, Ernst & Young LLP, advised us in connection with the completion of their audit for fiscal 2004 that they had identified certain matters involving the operation of our internal controls that they consider to be a material weakness. A "material weakness" is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Ernst & Young's conclusion that we need to reassess our existing finance organization resource requirements and re-evaluate the design and operating effectiveness of certain controls surrounding the financial statement close process was based on several adjustments that were made in the course of the audit process that, in their view, should have been identified and resolved by the Company as part of the internal close process. The adjustments involved accruals for accounts payable, calculation errors relating to certain items of interest and depreciation expense, and the choice of accounting methods for a complex transaction involving hardware and services revenue. The adjustments were made prior to the public release of our results for fiscal 2004 and do not affect previously announced results.

The matters identified in the Ernst & Young letter have been reviewed with management and with the Audit Committee. Management believes that the material weakness identified in the Ernst & Young letter is attributable in significant part to the substantial headcount reductions that we have implemented over the past several years, which have had a disproportionate impact on administrative functions.

We are in the process of implementing changes to respond to these matters on an immediate and a longer-term basis. The immediate responsive actions being taken include active recruiting to increase staffing levels in certain areas of the finance organization, enhancing our training programs for finance professionals and implementing specific additional procedures in the internal close process. In addition, we have been engaged in an ongoing process of identifying, documenting and testing our internal controls in anticipation of our required compliance with Section 404 of the Sarbanes-Oxley Act at the end of fiscal 2005. Changes have been made and will be made to our internal controls as a result of these efforts.

Other than as described above, there have been no changes in the Company's internal control over financial reporting during the quarter ended June 25, 2004 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information concerning our directors required by this Item is incorporated by reference to the information set forth in the Proxy Statement for the 2004 Annual Meeting of Shareholders (the "2004 Proxy") under the heading "Election of Directors—Directors and Nominees for Director."

The information concerning executive officers and family relationships required by this Item is incorporated by reference to the section in Part I hereof entitled "Executive Officers of the Registrant."

The information concerning compliance with Section 16(a) of the Securities Exchange Act of 1934, as amended, required by this Item is incorporated by reference to the information set forth in the 2004 Proxy Statement under the heading "Executive Officer Compensation—Compliance with Section 16(a) of the Exchange Act."

The information required by this Item with respect to our audit committee members and our audit committee financial experts is incorporated by reference to the information set forth in the 2004 Proxy Statement under the heading "Election of Directors—About the Board and its Committees".

The information required by this Item with respect to our code of business conduct and ethics is incorporated by reference to the information set forth in the 2004 Proxy Statement under the heading "Corporate Governance—Code of Business Conduct and Ethics".

The information required by this Item with respect to material changes to the procedures by which our stockholders may recommend nominees to our Board of Directors is incorporated by reference to the information set forth in the 2004 Proxy Statement under the heading "Election of Directors—About the Board and its Committees".

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference to information set forth in the 2004 Proxy Statement under the headings "Election of Directors—Compensation Committee Interlocks and Insider Participation" and "—Director Compensation"; "Executive Officer Compensation—Summary Compensation Table", "—Option Grants in Fiscal 2004" and "—Option Exercises in Fiscal Year 2004 and Fiscal Year-end Option Values"; "Report of the Compensation and Human Resources Committee of the Board of Directors"; and "Company Stock Price Performance Graph".

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated by reference to the information set forth in the 2004 Proxy Statement under the headings "Information Concerning Solicitation and Voting—Principal Share Ownership", "Other Information—Security Ownership of Management", and "Equity Compensation Information".

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this Item is incorporated by reference to the information set forth in the 2004 Proxy Statement under the heading "Certain Transactions".

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated by reference to the information set forth in the 2004 Proxy Statement under the heading "Proposal No. 3—Ratification of Appointment of Independent Registered Public Accounting Firm".

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) The following documents are filed as a part of this Report:

1. FINANCIAL STATEMENTS: See "Index to Consolidated Financial Statements" under Item 8 on page 36 of this Annual Report

2. FINANCIAL STATEMENT SCHEDULES: The following financial statement schedule of Silicon Graphics, Inc. is filed as part of this Report and should be read in conjunction with the Consolidated Financial Statements of Silicon Graphics, Inc. Schedules not listed have been omitted because they are not applicable or are not included in the consolidated financial statements or notes thereto.

Schedule II

Valuation and Qualifying Accounts and Reserves

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Other	Write-offs/ Other	Balance at End of Period
Year ended June 28, 2002					
Accounts receivable allowance	$ 20,068	$ 4,443	$ —	$ (11,963)	$ 12,548
Deferred tax asset allowance	$826,893	$ —	$(1,761)(1)	$(125,182)(2)	$699,950
Year ended June 27, 2003					
Accounts receivable allowance	$ 12,548	$ 3,160	$(1,138)(3)	$ (6,149)	$ 8,421
Deferred tax asset allowance	$699,950	$24,411	$ 249 (1)	$ —	$724,610
Year ended June 25, 2004					
Accounts receivable allowance	$ 8,421	$ 212	$(2,332)(4)	$ (1,727)	$ 4,574
Deferred tax asset allowance	$724,610	$17,053	$ 1,861 (1)	$ —	$743,524

(1) Reserve of paid-in capital benefits related to stock option activity

(2) The net reduction in valuation allowance against deferred tax assets (other than for changes in the reserve of paid-in capital benefits related to stock options activity) totaled $125 million for fiscal 2002. The reduction arose principally from a change in the U.S. income tax laws that resulted in the utilization of certain deferred tax assets, which had previously been reserved by valuation allowance. Additionally, valuation allowances established in prior years for certain deferred tax assets associated with general business credits and foreign tax credits were reduced due to the underlying assets' expiration or deduction.

(3) Primarily related to the release of $1 million provision due to achieving a reduction in aging over 90 days.

(4) Includes approximately $1 million of accounts receivable allowance for discontinued operations and approximately $1 million of MCSI reserve reclassification to long term accounts receivable.

3. EXHIBITS: The following Exhibits are filed as part of, or incorporated by reference into, this Report:

3.1.1 Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1.1 of Registrant's Form 10-K for the year ended June 27, 2003).

3.1.2	Amendment to the Restated Certificate of Incorporation of the Company, dated December 16, 2003 (incorporated by reference to Exhibit 3.1 of Registrant's Form 8-K filed on December 17, 2003).
3.2	Bylaws of the Company, as amended (incorporated by reference to Exhibit 3.2 of Registrant's Form 8-K filed on December 17, 2003).
4.1	Indenture dated February 1, 1986 between Cray Research, Inc. and Manufacturers Hanover Trust Company, as Trustee (incorporated by reference to Exhibit 4.5 of Registrant's Amended Form 10-K for the year ended June 30, 1996).
4.2	First Supplemental Indenture dated June 30, 1996 between the Company, Cray Research, Inc., and Chemical Bank (formerly Manufacturers Hanover Trust Company) (incorporated by reference to Exhibit 4.6 of Registrant's Amended Form 10-K for the year ended June 30, 1996).
4.3	Indenture dated as of September 1, 1997 between the Company and State Street Bank and Trust Company of California, N.A., as Trustee (incorporated by reference to Exhibit 4.3 of Registrant's Form 10-K for the year ended June 27, 2003).
4.4	Indenture dated as of December 24, 2003 between SGI and U.S. Bank National Association, as Trustee.
4.5	Form of 6.50% Senior Secured Convertible Note.
4.6	Indenture dated as of December 24, 2003 between SGI and U.S. Bank National Association, as Trustee.
4.7	Form of 11.75% Senior Secured Note.
4.8	Intercreditor Agreement dated December 24, 2003 among SGI, Wells Fargo Foothill, Inc. and U.S. Bank National Association.
4.9	Security Agreement dated December 24, 2003 between SGI and U.S. Bank National Association, as Trustee.
10.1	Software Agreement dated as of January 4, 1986, as supplemented June 6, 1986, and Sublicensing Agreement dated as of June 9, 1986 between the Company and AT&T Information Systems Inc. (incorporated by reference to exhibits of Registrant's Registration Statement on Form S-1 (No. 33-8892), which became effective October 29, 1986).
10.2	Software License Agreement dated January 24, 1986, between the Company and AT&T Information Systems Inc. (incorporated by reference to exhibits of Registrant's Registration Statement on Form S-1 (No. 33-12863), which became effective March 31, 1987).
10.3	Form of Indemnification Agreement entered into between the Company and its executive officers and certain other agents. (Revised) (incorporated by reference to exhibits of Registrant's Annual Report on Form 10-K for the year ended June 30, 1992).
10.4*	Form of Employment Continuation Agreement entered into between the Company and its executive officers, as amended and restated as of November 14, 1997 (incorporated by reference to Exhibit 10.7 of Registrant's Quarterly Report on Form 10-Q for the period ended December 31, 1977).

10.5* Directors' Stock Option Plan and form of Stock Option Agreement as amended as of April 23, 1997 (incorporated by reference to Exhibit 10.48 of Registrant's Quarterly Report on Form 10-Q for the period ended March 31, 1997).

10.6* 1985 Stock Incentive Program, as amended (incorporated by reference to exhibits of Registrant's Annual Report on Form 10-K for the year ended June 30, 1992).

10.7* Amended and Restated 1989 Employee Benefit Stock Plan and form of stock option agreement (incorporated by reference to Exhibit 10.39 of Registrant's Annual Report on Form 10-K for the year ended June 30, 1996).

10.8* 1993 Long-Term Incentive Stock Plan, as amended, and form of director stock option agreement (incorporated by reference to Exhibit 10.25 of Registrant's Quarterly Report on Form 10-Q for the period ended March 31, 2003).

10.9* Forms of non-statutory stock option agreements to the 1993 Long-Term Incentive Stock Plan, as amended.

10.10* 1996 Supplemental Non-Executive Equity Incentive Plan, as amended, and form of stock option agreement (incorporated by reference to Exhibit 10.46 of Registrant's Annual Report on Form 10-K for the year ended June 30, 2000).

10.11* Amended and Restated 1998 Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.1 of Registrant's Registration Statement on Form S-8 (No. 333-112346), which became effective January 16, 2004).

10.12* Non-Qualified Deferred Compensation Plan dated as of September 9, 1994 (incorporated by reference to Exhibit 10.68 of Registrant's Annual Report on Form 10-K for the year ended June 30, 1994).

10.13* Addendum to the Non-Qualified Deferred Compensation Plan (incorporated by reference to Exhibit 10.19 of Registrant's Annual Report on Form 10-K for the year ended June 30, 1995).

10.14 Intellectual Property Security Agreement between the Company and Foothill Capital Corporation dated November 9, 2001 (incorporated by reference to Exhibit 10.16 of Registrant's Annual Report on Form 10-K for the year ended June 28, 2002).

10.15 Loan Agreement between the Company, Silicon Graphics World Trade B.V. and SGI Japan, Ltd. as of November 2001 and related Pledge Agreement (incorporated by reference to Exhibit 10.17 of Registrant's Annual Report on Form 10-K for the year ended June 28, 2002).

10.16* Letter Agreement between Warren Pratt and the Company, as amended as of November 2001 (incorporated by reference to Exhibit 10.18 of Registrant's Annual Report on Form 10-K for the year ended June 28, 2002).

10.17* Amended and Restated Promissory Note in the principal amount of $250,000 as of April 2001 (incorporated by reference to Exhibit 10.19 of Registrant's Annual Report on Form 10-K for the year ended June 28, 2002).

10.18* Pledge Agreement between Warren Pratt and the Company dated September 27, 2000 (incorporated by reference to Exhibit 10.20 of Registrant's Annual Report on Form 10-K for the year ended June 28, 2002).

10.19* Amended and Restated Promissory Note in the principal amount of $500,000 as of April 2001 (incorporated by reference to Exhibit 10.21 of Registrant's Annual Report on Form 10-K for the year ended June 28, 2002).

10.20* Letter Agreement between Jeffrey Zellmer and the Company, as amended as of October 2001 (incorporated by reference to Exhibit 10.22 of Registrant's Annual Report on Form 10-K for the year ended June 28, 2002).

10.21* Letter Agreement between Sandra Escher and the Company, effective October 2001 (incorporated by reference to Exhibit 10.23 of Registrant's Annual Report on Form 10-K for the year ended June 28, 2002).

10.22 Amended and Restated Loan and Security Agreement among Silicon Graphics, Inc., Foothill Capital Corporation and Bank of America, N.A. dated September 24, 2002 (incorporated by reference to Exhibit 10.15 of Registrant's Annual Report on Form 10-K for the year ended June 28, 2002).

10.23 Amendment No. 1 dated April 11, 2003, to the Amended and Restated Loan and Security Agreement between the Company and Foothill Capital Corporation and the Bank of America, N.A. (incorporated by reference to Exhibit 99.2 of the Registrant's Form 8-K filed on April 21, 2003).

10.24 Amendment No. 2 including Waiver dated September 17, 2003, to the Amended and Restated Loan and Security Agreement between the Company and Foothill Capital Corporation and the Bank of America, N.A. (incorporated by reference to Exhibit 10.24 of Registrant's Annual Report on Form 10-K for the year ended June 27, 2003).

10.25 Amendment dated November 11, 2003, to the Amended and Restated Loan and Security Agreement between the Company and Foothill Capital Corporation and the Bank of America, N.A. (incorporated by reference to Exhibit 10.25 of Registrant's Quarterly Report on Form 10-Q for the period ended December 26, 2003).

10.26 Amendment dated February 3, 2004, to the Amended and Restated Loan and Security Agreement between the Company and Foothill Capital Corporation and the Bank of America, N.A. (incorporated by reference to Exhibit 10.26 of Registrant's Quarterly Report on Form 10-Q for the period ended December 26, 2003).

10.27 Purchase Agreement between Silicon Graphics Inc. and certain institutional investors dated as of February 16, 2004 (incorporated by reference to Exhibit 10.1 of Registrant's Form 8-K as filed on February 20, 2004).

10.28 Amendment dated February 6, 2004, to the Amended and Restated Loan and Security Agreement between the Company and Foothill Capital Corporation and the Bank of America, N.A. (incorporated by reference to Exhibit 10.27 of Registrant's Quarterly Report on Form 10-Q for the period ended March 26, 2004).

10.29 Amendment dated April 29, 2004, to the Amended and Restated Loan and Security Agreement between the Company and Foothill Capital Corporation and the Bank of America, N.A. (incorporated by reference to Exhibit 10.28 of Registrant's Quarterly Report on Form 10-Q for the period ended March 26, 2004).

10.30 Purchase Agreement dated as of April 14, 2004 among Alias Systems (US) Holding Company, Alias Systems Corp., Alias Holding IP Limited Partnership, Alias Worldwide IP Limited Partnership, Alias US IP Limited Partnership, Accel-KKR Company, LLC, Silicon Graphics, Inc., Silicon Graphics Limited and Silicon Graphics World Trade BV (incorporated by reference to Exhibit 5.1 of Registrant's Form 8-K filed on April 15, 2004).

10.31	Amendment dated July 14, 2004, to the Amended and Restated Loan and Security Agreement between the Company and Foothill Capital Corporation and the Bank of America, N.A.
10.32	Amendment dated September 1, 2004, to the Amended and Restated Loan and Security Agreement between the Company and Foothill Capital Corporation and the Bank of America, N.A.
10.33*	Letter Agreement between Stephen W. Coggins and the Company, effective July 2001.
21.1	List of Subsidiaries.
23.1	Consent of Ernst & Young LLP, Independent Auditors.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.0	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Robert R. Bishop and Jeffrey V. Zellmer.

---

* This exhibit is a management contract or compensatory plan required to be filed as an exhibit to this Form 10-K pursuant to Item 14(c).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICON GRAPHICS, INC.

By: /s/ ROBERT R. BISHOP

Robert R. Bishop
Chairman and Chief Executive Officer

Dated: September 8, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ROBERT R. BISHOP Robert R. Bishop	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	September 8, 2004
/s/ JEFFREY V. ZELLMER Jeffrey V. Zellmer	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	September 8, 2004
/s/ KATHY A. LANTERMAN Kathy A. Lanterman	Vice President & Corporate Controller (Principal Accounting Officer)	September 8, 2004
/s/ LEWIS S. EDELHEIT Lewis S. Edelheit	Director	September 8, 2004
/s/ JAMES A. MCDIVITT James A. McDivitt	Director	September 8, 2004
/s/ ARTHUR L. MONEY Arthur L. Money	Director	September 8, 2004

Signature	Title	Date
/s/ ANTHONY R. MULLER Anthony R. Muller	Director	September 8, 2004
/s/ CHARLES A. STEINBERG Charles A. Steinberg	Director	September 8, 2004
/s/ ROBERT M. WHITE Robert M. White	Director	September 8, 2004

Exhibit 31.1

I, Robert R. Bishop, the principal executive officer of Silicon Graphics, Inc., certify that:

1) I have reviewed this Annual Report on Form 10-K of Silicon Graphics, Inc.;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) Our other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), for us and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to us, including our consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) [Paragraph omitted pursuant to SEC Release Nos. 33-8238 and 34-47986]

   c) Evaluated the effectiveness of our disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in our internal control over financial reporting that occurred during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting;

5) Our other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to our auditors and the audit committee of our board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect our ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in our internal control over financial reporting.

By: /s/ ROBERT R. BISHOP

Robert R. Bishop
Chairman and Chief Executive Officer

Dated: September 8, 2004

Exhibit 31.2

I, Jeffrey V. Zellmer, the principal financial officer of Silicon Graphics, Inc., certify that:

1) I have reviewed this Annual Report on Form 10-K of Silicon Graphics, Inc.;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) Our other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), for us and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to us, including our consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) [Paragraph omitted pursuant to SEC Release Nos. 33-8238 and 34-47986]

   c) Evaluated the effectiveness of our disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in our internal control over financial reporting that occurred during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting;

5) Our other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to our auditors and the audit committee of our board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect our ability to record, process, summarize and report financial information; and

   c) Any fraud, whether or not material, that involves management or other employees who have a significant role in our internal control over financial reporting.

By: /s/ JEFFREY V. ZELLMER

Jeffrey V. Zellmer
Senior Vice President and Chief Financial Officer

Dated: September 8, 2004



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Board of Directors

Robert R. Bishop
Chairman of the Board and Chief Executive Officer

Lewis S. Edelheit, Ph.D.
Former Senior Vice President Research and Development General Electric

James A. McDivitt
Former Senior Vice President Rockwell International

Arthur L. Money
Former Assistant Secretary of Defense and Chief Information Officer U.S. Department of Defense

Anthony R. Muller
Former Executive Vice President and Chief Financial Officer JDS Uniphase Corporation

Charles A. Steinberg
Former President of the Broadcast and Professional Company Sony Electronics, Inc.

Robert M. White, Ph.D.
University Professor Emeritus Carnegie Mellon University and Consulting Professor Stanford University



ANNUAL REPORT AND PROXY STATEMENT



For More Information

Transfer Agent

For questions concerning stock certificates, transfer of ownership or other matters pertaining to your stock account, contact:

EquiServe Trust Company, N.A.
P.O. Box 43010
Providence, RI 02940-3010
Stockholder Inquiries:
800.730.6001 or
781.575.3120
www.EquiServe.com

Shareholder Information

Additional copies of the Company's SEC filings are available from:

SGI Investor Relations
1500 Crittenden Lane ms 665
Mountain View, CA 94043
Telephone: 650.933.6102
Fax: 650.933.0283
E-mail: investor@sgi.com
www.sgi.com/company_info/investors

This 2004 Annual Report and Chairman's Letter contain forward-looking statements about our business, objectives, financial condition and future performance that involve risks and uncertainties. These forward-looking statements include, among others, statements relating to: potential growth and profitability, financial condition, product acceptance, expectations for new product opportunities and performance, expectations for the reseller channel, or potential OEM relationships. Forward-looking statements are not guarantees of future performance and the Company's actual results may differ significantly from those expressed or implied in such statements. Factors that might cause such a difference include risks associated with the timely development, production and acceptance of new products and services; increased competition; dependence on third party partners and suppliers; the failure to achieve expected product mix and revenue levels; failure to manage costs and generate improved operating results, and the ability to improve the financial condition and performance of the company. These and other risks are detailed from time to time in SGI's periodic reports that are filed with the Securities and Exchange Commission, including SGI's annual report on Form 10-K for the year ended June 25, 2004.

2004



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3707 [10.29.2004] 561-PS-04 J14722

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